AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998

                                                   REGISTRATION NO. 333 - 55977

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                AMENDMENT NO. 2

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               -----------------
                           MEDE AMERICA CORPORATION
            (Exact name of registrant as specified in its charter)


                DELAWARE                          7374                              11-3270245
  (State or other jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification No.)
   incorporation or organization)      Classification Code Number)


                         90 MERRICK AVENUE, SUITE 501
                          EAST MEADOW, NEW YORK 11554
                                (516) 542-4500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                            DAVID M. GOLDWIN, ESQ.
                                GENERAL COUNSEL
                           MEDE AMERICA CORPORATION
                         90 MERRICK AVENUE, SUITE 501
                          EAST MEADOW, NEW YORK 11554
                                (516) 542-4500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  COPIES TO:

           MARK J. TANNENBAUM, ESQ.        FREDERICK W. KANNER, ESQ.
         REBOUL, MACMURRAY, HEWITT,          DEWEY BALLANTINE LLP
             MAYNARD & KRISTOL           1301 AVENUE OF THE AMERICAS
            45 ROCKEFELLER PLAZA              NEW YORK, NY 10019
             NEW YORK, NY 10111                (212) 259-8000
               (212) 841-5700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                  SUBJECT TO COMPLETION, DATED JULY 22, 1998

PROSPECTUS

                               3,600,000 SHARES

                               [GRAPHIC OMITTED]

                           MEDE AMERICA CORPORATION

                                 COMMON STOCK
                              ------------------

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by MEDE AMERICA Corporation ("MEDE AMERICA" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The
Company intends to apply to have the Company's Common Stock approved for quotation on the Nasdaq National Market under the symbol "MEDE."

                              ------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT
SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERE HEREBY.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURI-
       TIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMIS-
           SION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
             STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                               PRICE       UNDERWRITING       PROCEEDS
                                TO         DISCOUNTS AND         TO
                               PUBLIC      COMMISSIONS(1)     COMPANY(2)
--------------------------------------------------------------------------------
Per Share .........             $            $                  $
--------------------------------------------------------------------------------
Total(3) ..........           $            $                  $
================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $950,000, payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 540,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and the Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."

                              ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered and accepted by them, and subject to their right to reject orders in whole or in part. It is expected that certificates for such shares of Common Stock will be made available for delivery at the offices of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001, on or about      , 1998.

                              ------------------

SALOMON SMITH BARNEY
                             WILLIAM BLAIR & COMPANY
                                                    VOLPE BROWN WHELAN & COMPANY
      , 1998

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     MEDE AMERICA is a trademark of the Company. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     MEDE AMERICA is a leading provider of electronic data interchange ("EDI") products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. Currently, the Company processes over 900,000 transactions per day for over 65,000 providers located in all 50 states.

     Since its formation in March 1995, the Company has expanded both through internal growth and the acquisition of five healthcare EDI processing businesses. As part of its strategy of providing an integrated suite of EDI solutions to a broad range of healthcare providers, the Company has focused on acquisitions that provided entry into new markets or expanded the Company's product suite. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or restructured various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies.

     Innovations over the past decade in computer and telecommunications technologies have resulted in the development of EDI systems to electronically process and transmit information among the various participants in the healthcare industry. These systems were designed to replace the paper-based recording and transmission of information, enabling greater processing speed, reduced processing costs and more accurate data interchange. According to Health Data Directory, in 1997 over 4.1 billion electronic and paper claims were paid in all sectors of the healthcare services market. From 1993 to 1997, the proportion of total healthcare claims that were electronically processed increased from 41% to approximately 60%, at an average rate of 16% per year. The Company expects the electronic processing of healthcare claims to continue to increase as a result of increased reliance on electronic commerce and increased emphasis on cost containment in the healthcare industry.

     The penetration of electronic processing varies significantly among the different markets within the healthcare industry. According to Health Data
Directory,  in 1997 electronic  processing  accounted for  approximately  13% of total dental claims, 38% of total physician medical claims, 83% of total hospital medical claims and 86% of total pharmacy claims. The Company believes that there is significant market potential for EDI processing in the non-claim area, including eligibility verification, remittance transactions and other data exchange transactions such as claims tracking, referrals and physician scripting. The Company believes that EDI penetration in these non-claim transaction categories is low, and as a result, the EDI transaction growth in these areas will exceed that of the EDI claims processing market.

     The Company believes that it has several competitive strengths which will enable it to capitalize on the significant growth opportunities in the healthcare EDI marketplace.

     COMPREHENSIVE SUITE OF EDI PRODUCTS AND SERVICES. The Company has followed a strategy of developing or acquiring EDI products and services that may be offered to a broad range of healthcare providers. The Company's products incorporate open architecture designs and "best of breed" technology and may be purchased as modular additions to the client's existing data storage and retrieval system, or as part of a comprehensive EDI processing system. The Company believes it is well positioned to take advantage of the expected growth of EDI in areas such as eligibility, managed care transactions and physician scripting.

     BROAD AND DIVERSIFIED CLIENT BASE. The Company's client base is highly diversified, consisting of approximately 42,000 pharmacies, 8,000 dental offices, 1,000 hospitals and clinics and 14,000 physicians. The Company's broad and diversified client base provides it with transaction-based revenues that tend to be recurring and positions it to capitalize on the rapid consolidation taking place within the healthcare industry.

     DIRECT RELATIONSHIPS WITH PROVIDERS AND PAYORS. The range of MEDE AMERICA's services and the extent of its connectivity with payors provides the opportunity to achieve deeper penetration of its provider base, while at the same time offering more complete solutions to new clients. MEDE AMERICA believes that it is strongly positioned to offer reliable, one-stop shopping to providers for all their EDI needs.

     FOCUS ON CLIENT SERVICE. The Company has focused on implementing a wide range of client service and support functions including the use of automated client service tracking software, expanded client help desk and account executive support functions and extensive client feedback mechanisms. The Company believes that its high quality client service enhances the satisfaction of its clients and generates new revenue opportunities in the form of expanded transaction volume and sales of new products and services.

     LEADING TECHNOLOGY AND PRODUCT PLATFORMS. Over the past two years, MEDE AMERICA has invested significant capital in new hardware and software systems to increase its transaction processing capacity. As a result of such technology investments, MEDE AMERICA believes it is able to provide high quality service to its clients in the form of high network availability, batch transaction reliability and high rates of payor claims acceptance. MEDE AMERICA also believes that its technology platform, which is operating at approximately one-third of its total capacity, provides the Company with substantial operating leverage.

     EXPERIENCED MANAGEMENT TEAM. Each member of the Company's senior management team has over 15 years of experience in the information technology and transaction processing industries and has extensive background in working with emerging companies in the information processing industry. The Company believes that the range and depth of its senior management team position it to address the evolving requirements of its clients and to manage the growth required to meet its strategic goals.

     The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services. To achieve this objective, the Company is pursuing a growth strategy comprised of the following elements: provide a comprehensive suite of EDI solutions; further penetrate its existing client base through cross-selling of emerging products and services; develop new EDI solutions to meet the evolving electronic transaction processing needs of its clients; continue to utilize strategic alliances with key players in the healthcare industry; and pursue strategic acquisitions in order to expand the Company's product offerings, enter new markets and capitalize on the Company's operating leverage.

     The Company's executive offices are located at 90 Merrick Avenue, Suite 501, East Meadow, New York 11554, and its telephone number is (516) 542-4500.

                                 THE OFFERING

COMMON STOCK OFFERED BY THE COMPANY..       3,600,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER THE
 OFFERING............................       11,581,204 shares (1)(2)

USE  OF  PROCEEDS....................       To retire all  outstanding  bank and
                                            subordinated     indebtedness    and
                                            accrued  interest  thereon,  and for
                                            other  general  corporate  purposes,
                                            including working capital.

PROPOSED NASDAQ NATIONAL MARKET SYMBOL....  MEDE

----------

(1) Reflects the proposed recapitalization of the Company's capital stock (the "Recapitalization"). The Recapitalization involves the conversion of all outstanding Preferred Stock, including accrued but unpaid dividends, into Common Stock and the exercise of all outstanding warrants, however, cash realized by the Company upon any exercise of the Underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into Common Stock.

(2) Excludes (i) 1,250,000 shares of Common Stock issuable pursuant to the Medic Warrant (as defined herein) and (ii) 483,041 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 1998 under the MEDE AMERICA Corporation and Its Subsidiaries Stock Option and Restricted Stock Purchase Plan (the "Stock Plan"), of which 212,758 are exercisable. The weighted average exercise price of all outstanding stock options is $4.84 per share. See "Recent Developments" and "Management -- Employee Benefit Plans."

                               RECENT DEVELOPMENTS

     The Company is currently in the process of compiling preliminary financial results for the three months ended June 30, 1998 and expects to report the following financial information:

     Revenues  for the three  months  ended  June 30,  1998 were  $12.1  million compared to $10.3 million in the corresponding period of fiscal 1997, representing an increase of 18%. Net loss for the three months ended June 30, 1998 was $(738,000) compared to $(3.6 million) in the corresponding period of fiscal 1997, representing a decrease of 80%. The Company processed 63.8 million transactions in the three months ended June 30, 1998, compared to 49.3 million transactions processed in the corresponding period of fiscal 1997, representing an increase of 29%.

     On July 17, 1998, the Company entered into a Transaction Processing Agreement (the "Processing Agreement") with Medic Computer Systems, Inc. ("Medic"), a subsidiary of Misys plc that develops and licenses software for healthcare providers, principally physicians, MSO; and PPMs. Under the Processing Agreement, the Company will undertake certain software development obligations, and from July 1, 1999 it will be the exclusive processor (subject to certain exceptions) for Medic's subscribers for medical reimbursement claims submitted to payors with whom MedE has or establishes connectivity. Under the Processing Agreement, the Company will be entitled to certain revenues to be paid by payors as well as certain fees to be paid by Medic. The Processing Agreement sets forth detailed performance criteria and development and implementation timetables. The Processing Agreement is for a fixed term of five years, with annual renewals thereafter.

     Contemporaneously, to ensure a close working relationship between the parties, on July 17, 1998 the Company granted to Medic a warrant (the "Medic Warrant") to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance. The Medic Warrant contains customary weighted average antidilution provisions. The Company and certain of its principal stockholders have agreed that following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by

Medic and its affilates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.

                                  RISK FACTORS

     Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                          YEAR ENDED JUNE 30,
                                                  -------------------------------------------------------------------
                                                                         ACTUAL                         PRO FORMA(1)
                                                  ---------------------------------------------------- --------------
                                                        1995             1996              1997             1997
                                                  ---------------- ---------------- ------------------ --------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(3) ....................................    $ 16,246         $ 31,768          $  35,279        $  41,824
 Operating expenses:
  Operations ....................................       9,753           19,174             16,817           18,601
  Sales, marketing and client services ..........       3,615            7,064              8,769           10,450
  Research and development ......................       2,051            2,132              3,278            3,513
  General and administrative ....................       3,119            6,059              5,263            5,516
  Depreciation and amortization .................       2,995            5,176              5,293            7,062
  Write-down of intangible assets ...............       8,191 (4)        9,965 (5)             --               --
  Acquired in-process research and
    development(6) ..............................          --               --              4,354            4,354
  Other charges(7) ..............................       2,864              538              2,301            3,581
                                                     ---------        ---------         ---------        ---------
 Total operating expenses .......................      32,588           50,108             46,075           53,077
                                                     ---------        ---------         ---------        ---------
 Loss from operations ...........................     (16,342)         (18,340)           (10,796)         (11,253)
 Other (income) expense .........................          --              313               (893)            (893)
 Interest expense (income), net .................         189              584              1,504              356
                                                     ---------        ---------         ---------        ---------
 Loss before provision for income taxes .........     (16,531)         (19,237)           (11,407)         (10,716)
 Provision for income taxes .....................          70               93                 57               57
                                                     ---------        ---------         ---------        ---------
 Net loss .......................................     (16,601)         (19,330)           (11,464)         (10,773)
 Preferred stock dividends ......................         (27)          (2,400)            (2,400)              --
                                                     ---------        ---------         ---------        ---------
 Net loss applicable to common
  stockholders...................................    $(16,628)        $(21,730)         $ (13,864)       $ (10,773)
                                                     =========        =========         =========        =========
 Basic net loss per common share ................    $  (3.17)        $  (4.14)        $    (2.56)(8)    $   (1.18)
 Weighted average common shares
  outstanding - Basic ...........................       5,238            5,245              5,425            9,131
                                                                   NINE MONTHS
                                                                 ENDED MARCH 31,
                                                  ---------------------------------------------
                                                              ACTUAL               PRO FORMA(2)
                                                  ------------------------------- -------------
                                                      1997            1998             1998
                                                  ------------ ------------------ -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(3) ....................................   $ 24,964       $  30,189         $31,835
 Operating expenses:
  Operations ....................................     12,104          12,485          12,730
  Sales, marketing and client services ..........      6,143           7,769           8,067
  Research and development ......................      2,455           2,886           2,929
  General and administrative ....................      3,340           3,307           3,468
  Depreciation and amortization .................      3,502           4,846           5,156
  Write-down of intangible assets ...............         --              --              --
  Acquired in-process research and
    development(6) ..............................      4,354              --              --
  Other charges(7) ..............................        990              --              --
                                                    --------       ---------         -------
 Total operating expenses .......................     32,888          31,293          32,350
                                                    --------       ---------         -------
 Loss from operations ...........................     (7,924)         (1,104)           (515)
 Other (income) expense .........................       (885)             13              13
 Interest expense (income), net .................        779           2,470            (134)
                                                    --------       ---------         -------
 Loss before provision for income taxes .........     (7,818)         (3,587)           (394)
 Provision for income taxes .....................         43              37              37
                                                    --------       ---------         -------
 Net loss .......................................     (7,861)         (3,624)           (431)
 Preferred stock dividends ......................     (1,800)         (1,800)             --
                                                    --------       ---------         -------
 Net loss applicable to common
  stockholders...................................   $ (9,661)      $  (5,424)        $  (431)
                                                    ========       =========         =======
 Basic net loss per common share ................  $   (1.81)     $    (0.96)(8)     $ (0.05)
 Weighted average common shares
  outstanding - Basic ...........................      5,345           5,677           9,277

                                                          AS OF MARCH 31, 1998
                                                       ---------------------------
                                                          ACTUAL       AS ADJUSTED
                                                       ------------   ------------
BALANCE SHEET DATA:
 Working capital ...................................    $   3,276        $ 7,889
 Total assets ......................................       54,179         58,363
 Long-term debt, including current portion .........       40,499          1,324
 Redeemable cumulative preferred stock .............       30,623             --
 Stockholders' equity (deficit) ....................      (25,337)        49,362

                                                                 YEAR ENDED JUNE 30,
                                               -------------------------------------------------------
                                                                ACTUAL                   PRO FORMA(1)
                                               ---------------------------------------- --------------
                                                    1995          1996         1997          1997
                                               ------------- ------------- ------------ --------------
                                                     (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)
OTHER DATA:
 EBITDA(9) ...................................   $ (13,347)    $ (13,164)   $  (5,503)     $ (4,191)
 Adjusted EBITDA(9) ..........................      (2,292)       (2,052)       2,211         4,803
 Cash flows from operating activities ........      (3,561)       (1,653)      (4,020)           --
 Cash flows from investing activities ........     (22,074)       (4,919)     (12,221)           --
 Cash flows from financing activities ........      33,434           657       15,521            --
 Transactions processed(10)
  Pharmacy ...................................          --       107,032      126,201       145,903
  Medical ....................................          --        16,030       23,085        27,814
  Dental .....................................          --         6,021       12,188        12,188
                                                 ---------     ---------    ---------      --------
    Total transactions processed .............          --       129,083      161,474       185,905
 Transactions per FTE(10)(11) ................          --           322          415           478
 Revenue per FTE(11) .........................   $      48     $      79    $      91      $    108
 Operating expenses per transaction(10) ......          --           0.39         0.29          0.29

                                                                NINE MONTHS
                                                               ENDED MARCH 31,
                                               ---------------------------------------
                                                        ACTUAL            PRO FORMA(2)
                                               ------------------------- -------------
                                                   1997         1998          1998
                                               ------------ ------------ -------------
                                              (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)
OTHER DATA:
 EBITDA(9) ...................................  $  (4,422)   $    3,742    $   4,641
 Adjusted EBITDA(9) ..........................        922         3,742        4,641
 Cash flows from operating activities ........     (2,991)       (3,842)          --
 Cash flows from investing activities ........    (11,630)      (11,630)          --
 Cash flows from financing activities ........     15,818        15,008           --
 Transactions processed(10)
  Pharmacy ...................................     88,463       136,685      140,234
  Medical ....................................     14,921        23,514       23,514
  Dental .....................................      8,759        10,767       10,767
                                                ---------    ----------    ---------
    Total transactions processed .............    112,143       170,966      174,515
 Transactions per FTE(10)(11) ................        293           478          487
 Revenue per FTE(11) .........................  $      65    $       84    $      89
 Operating expenses per transaction(10) ......        0.29          0.18         0.19

                                                   (Footnotes on following page)

(1) Gives effect to (i) the acquisition of Time-Share Computer Systems, Inc. ("TCS") in February 1997, (ii) the acquisition of The Stockton Group, Inc. ("Stockton") in November 1997, (iii) the Recapitalization and (iv) the Offering, as if they had occurred on July 1, 1996.

(2) Gives effect to (i) the acquisition of Stockton in November 1997, (ii) the Recapitalization and (iii) the Offering, as if they had occurred on July 1, 1996.

(3) During the periods presented, the Company made a series of acquisitions and divested certain non-core or unprofitable operations. Revenues attributable to these divested operations, which are included in the statement of operations data, were $1,595,000, $3,517,000, $2,252,000, $1,941,000 and
    $241,000 in the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998, respectively.

(4) Reflects the write-off of goodwill related to the acquisitions of Medical Processing Center, Inc. ("MPC") and Wellmark, Inc. ("Wellmark").

(5) Reflects the write-down of costs relating to client lists and related allocable goodwill obtained in the acquisition of General Computer Corporation, subsequently renamed MEDE AMERICA Corporation of Ohio ("MEDE OHIO").

(6) Reflects the write-off of acquired in-process research and development costs upon the consummation of the TCS acquisition.

(7) Reflects (i) expenses recorded relating to contingent consideration paid to former owners of acquired businesses of $538,000, $2,301,000 and $990,000 in the fiscal years ended June 30, 1996 and 1997 and the nine months ended March 31, 1997, respectively, (ii) expenses of $2,864,000 relating to the spin-off of the Company by Card Establishment Services, Inc. ("CES") in the fiscal year ended June 30, 1995 and (iii) non-cash stock compensation of $1,280,000 relating to Stockton in the pro forma fiscal year ended June 30, 1997.

(8) Supplemental net loss per share, giving effect to the Recapitalization, would be $(1.55) and $(0.47) for the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

(9) EBITDA represents net income (loss) plus provision for income taxes, net interest expense, other (income) expense and depreciation and amortization. EBITDA is not a measurement in accordance with generally accepted accounting principles ("GAAP") and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described below. The following table summarizes EBITDA and adjusted EBITDA for all periods presented:

                                                             YEAR ENDED JUNE 30,
                                            ------------------------------------------------------
                                                              ACTUAL                    PRO FORMA
                                            ------------------------------------------ -----------
                                                 1995           1996          1997         1997
                                            -------------- -------------- ------------ -----------
                                                                (IN THOUSANDS)
  EBITDA ..................................   $  (13,347)    $  (13,164)    $ (5,503)   $ (4,191)
  Contingent consideration paid to
    former owners of acquired busi-
    nesses ................................           --            538        2,301       2,301
  Write-down of intangible assets .........        8,191          9,965           --          --
  Acquired in-process research and
    development ...........................           --             --        4,354       4,354
  Expenses related to the CES spin-
    off ...................................        2,864             --           --          --
  Non-cash stock compensation .............           --             --           --       1,280
  Contract and legal settlement provi-
    sions .................................           --            609        1,059       1,059
                                              ----------     ----------     --------    --------
  Adjusted EBITDA .........................   $   (2,292)    $   (2,052)    $  2,211    $  4,803
                                              ==========     ==========     ========    ========

                                                    NINE MONTHS ENDED
                                                        MARCH 31,
                                            ----------------------------------
                                                    ACTUAL           PRO FORMA
                                            ----------------------- ----------
                                                1997        1998       1998
                                            ------------ ---------- ----------
                                                      (IN THOUSANDS)
  EBITDA ..................................   $ (4,422)   $ 3,742    $ 4,641
  Contingent consideration paid to
    former owners of acquired busi-
    nesses ................................        990         --         --
  Write-down of intangible assets .........         --         --         --
  Acquired in-process research and
    development ...........................      4,354         --         --
  Expenses related to the CES spin-
    off ...................................         --         --         --
  Non-cash stock compensation .............         --         --         --
  Contract and legal settlement provi-
    sions .................................         --         --         --
                                              --------    -------    -------
  Adjusted EBITDA .........................   $    922    $ 3,742    $ 4,641
                                              ========    =======    =======

-----------
(10) Transaction volumes are not available for the fiscal year ended June 30, 1995.

(11) Full-time equivalents ("FTE") represents the number of full-time employees and part-time equivalents of full-time employees as of the end of the period shown.

                         QUARTERLY FINANCIAL INFORMATION

     The following table summarizes certain quarterly financial information for all periods presented:

                                                                           THREE MONTHS ENDED
                                          -------------------------------------------------------------------------------------
                                            9/30/96    12/31/96     3/31/97       6/30/97      9/30/97    12/31/97    3/31/98
                                          ----------- ---------- ------------- ------------- ----------- ---------- -----------
                                                                             (IN THOUSANDS)

STATEMENT OF OPERATIONS DATA:
 Revenues ...............................  $  8,179    $  7,831    $   8,954     $  10,315    $  9,241    $  9,849   $ 11,099
 Income (loss) from operations ..........    (1,301)     (1,108)      (5,515)       (2,872)       (850)       (264)        10
 Net loss ...............................    (1,465)     (1,324)      (5,072)       (3,603)     (1,517)     (1,191)      (916)
OTHER DATA:
 EBITDA (1) .............................  $   (199)   $    (64)   $  (4,159)    $  (1,081)   $    704    $  1,309   $  1,729
 Contingent consideration paid to former
   owners of acquired businesses ........       330         330          330         1,311          --          --         --
 Acquired in-process research and devel-
   opment ...............................        --          --        4,354            --          --          --         --
 Contract and legal settlement provisions        --          --           --         1,059          --          --         --
                                           --------    --------    ---------     ---------    --------    --------   --------
 Adjusted EBITDA(1) .....................  $    131    $    266    $     525     $   1,289    $    704    $  1,309   $  1,729
                                           ========    ========    =========     =========    ========    ========   ========


     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

-----------
(1) EBITDA represents net income (loss) plus provision for income taxes, net interest expense, other (income) expense and depreciation and amortization. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described above.

-----------


     Except as otherwise noted herein, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of the Medic Warrant and (iii) has been adjusted to give effect to a one-for-4.5823 reverse stock split of all outstanding Common Stock (the "Reverse Stock Split"). The Company's Preferred Stock, $.01 par value ("Preferred Stock"), provides for conversion of the aggregate liquidation value of the Preferred Stock, including accrued but unpaid dividends, into Common Stock at the initial public offering price per share. However, cash realized by the Company upon any exercise of the Underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into Common Stock. Except as otherwise noted herein, each reference in this Prospectus to Common Stock issuable upon conversion of all of the Preferred Stock assumes a conversion price of $14.00. Based on an aggregate liquidation preference of the Preferred Stock of $31,220,578 (including $7,224,978 of accrued dividends) as of June 30, 1998, 2,229,982 shares of Common Stock would be so issuable as of such date. In addition, concurrently with the consummation of the Offering, an additional 66,375 shares of Common Stock will be issued upon the exercise of all outstanding Common Stock purchase warrants. The Medic Warrant to purchase 1,250,000 shares of Common Stock at the price to the public in the Offering will remain outstanding after the Offering. Such conversion of the Preferred Stock, and exercise of warrants, are referred to herein as the "Recapitalization". See "Capitalization," "Description of Common Stock," "Principal Stockholders" and "Underwriting."

                                 RISK FACTORS

     In addition to other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors and the matters set forth in this Prospectus generally.

HISTORY OF OPERATING LOSSES; LIMITED OPERATING HISTORY

     The Company has experienced substantial net losses, including net losses of $16.6 million, $19.3 million, $11.5 million and $3.6 million for the fiscal years ended June 30, 1995, 1996 and 1997, respectively, and the nine months ended March 31, 1998. The Company had an accumulated deficit of approximately $51.5 million as of March 31, 1998. In connection with its acquisitions completed to date, the Company has incurred significant acquisition-related charges and will record significant amortization expense related to goodwill and other intangible assets in future periods. There can be no assurance that the Company will be able to achieve or sustain revenue growth or profitability on a quarterly or annual basis. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's operating history is limited. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited operating histories, particularly companies in new and rapidly evolving markets such as EDI and transaction processing. Such risks include, but are not limited to, an evolving and unpredictable business model and the difficulties inherent in the management of growth. To address these risks, the Company must, among other things, maintain and increase its client base, implement and successfully execute its business and marketing strategies, continue to develop and upgrade its technology and transaction-processing systems, provide superior client service, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks or in achieving profitability, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION STRATEGY; NEED FOR ADDITIONAL CAPITAL

     The Company's strategy includes acquisitions of healthcare EDI businesses that complement or supplement the Company's business. The success of such a strategy will depend on many factors, including the Company's ability to identify suitable acquisition candidates, the purchase price and the availability and terms of financing. Significant competition for acquisition opportunities exists in the healthcare EDI industry, which may significantly increase the costs of and decrease the opportunities for acquisitions. Although the Company is actively pursuing possible acquisitions, there can be no assurance that any acquisition will be consummated. No assurances can be given that the Company will be able to operate any acquired businesses profitably or otherwise successfully implement its expansion strategy. The Company may finance future acquisitions through borrowings or the issuance of debt or equity securities. There can be no assurance that future lenders will extend credit on favorable terms, if at all. Further, any borrowings would increase the Company's interest expense and any issuance of equity securities could have a dilutive effect on the holders of Common Stock. The Company will not be able to account for acquisitions under the "pooling of interests" method for at least two years following the Offering. Accordingly, such future acquisitions may result in significant goodwill and a corresponding increase in the amount of amortization expense and could also result in write-downs of purchased assets, all of which could adversely affect the Company's operating results in future periods.

INTEGRATION OF ACQUIRED BUSINESSES

     The success of the Company's acquisition strategy also depends to a large degree on the Company's ability to effectively integrate the acquired products and services, facilities, technologies, personnel and operations into the Company. The process of integration often requires substantial management atten-tion and other corporate resources, and the Company may not be able to accurately predict the resources that will be needed to integrate acquired operations. There can be no assurance that the Company will be able to effectively integrate any or all acquired companies or operations. Any failure to do so could result in operating inefficiencies, redundancies, management distraction or technological difficulties (among other possible adverse consequences), any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES

     The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced services. The Company's success will depend upon its ability to enhance its existing services, to introduce new products and services on a timely and cost-effective basis to meet evolving client requirements, to achieve market acceptance for new products or services and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company will be able to respond effectively to technological changes or new industry standards. Moreover, there can be no assurance that other companies will not develop competitive products or services, or that any such competitive products or services will not have an adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CONNECTIONS TO PAYORS

     The Company's business is enhanced by the substantial number of payors (such as insurance companies, Medicare and Medicaid agencies and Blue Cross/Blue Shield organizations) to which the Company has electronic connections. These connections may either be made directly or through a clearinghouse or other intermediary. The Company has attempted to enter into suitable contractual relationships to ensure long term payor connectivity; however, there can be no assurance that the Company will be able to maintain its links with all payors with whom it currently has connections. In addition, there can be no assurance that the Company will be able to develop new connections (either directly or through clearinghouses) on satisfactory terms, if at all. Lastly, certain third-party payors provide EDI systems directly to healthcare providers, bypassing third-party processors such as the Company. The failure to maintain its existing connections with payors and clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between providers and payors, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEVELOPMENT OF EDI PROCESSING IN THE HEALTHCARE INDUSTRY

     The Company's strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payors increasingly will use EDI processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of EDI processing in this market. There can be no assurance that continued conversion from paper-based transaction processing to EDI processing in the healthcare industry will occur or that, to the extent it does occur, healthcare providers and payors will use independent processors such as the Company. Furthermore, if EDI processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among transaction processors will focus increasingly on pricing. If competition causes the Company to reduce its pricing in order to retain market share, the Company may suffer a material adverse change in its business, financial condition and results of operations.

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including: integration of acquired businesses; seasonal variability of demand for healthcare services generally; the number, timing and significance of announcements and releases of product enhancements and new products by the Company and its competitors; the timing and significance of announcements concerning the Company's present or prospective strategic alliances; the loss of clients due to consolidation in the healthcare industry; legislation or changes in government policies or regulations relating to healthcare EDI processing; delays in product installation requested by clients; the length of the sales cycle or the timing of sales; client budgeting cycles and changes in client budgets; marketing and sales promotional activities; software defects and other quality factors; and general economic conditions.

     The Company's operating expense levels, which will increase with the addition of acquired businesses, are relatively fixed. If revenues are below expectations, net income is likely to be disproportionately adversely affected. Further, in some future quarters the Company's revenues or operating results may be below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially adversely affected. See "Summary -- Quarterly Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

PROPOSED HEALTHCARE DATA CONFIDENTIALITY LEGISLATION

     Legislation that imposes restrictions on third-party processors' ability to analyze certain patient data without specific patient consent has been introduced in the U.S. Congress. Although the Company does not currently access or analyze individually identifiable patient information, such legislation, if adopted, could adversely affect the ability of third-party processors to transmit information such as treatment and clinical data, and could adversely affect the Company's ability to expand into related areas of the EDI healthcare market. In addition, the Health Insurance Portability and Accountability Act, passed in 1997, mandates the establishment of federal standards for the confidentiality, format and transmission of patient data, as well as recordkeeping and data security obligations. It is possible that the standards so developed will necessitate changes to the Company's operations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The Company faces significant competition from healthcare and non-healthcare EDI processing companies. The Company also faces potential competition from other companies, such as vendors of provider information management systems, which have added or may add their own proprietary EDI processing systems to existing or future products and services. Competition may be experienced in the form of pressure to reduce per transaction prices or eliminate per transaction pricing altogether. If EDI processing becomes the standard for claims and information processing, a number of larger and better capitalized entities may elect to enter the industry and further increase competitive pricing pressures. Many of the Company's existing and potential competitors are larger and have significantly greater financial, marketing, technological and other resources than the Company. There can be no assurance that increased competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RISK OF INTERRUPTION OF DATA PROCESSING

     The Company currently processes its data through its facilities in Twinsburg, Ohio, Mitchel Field, New York, and Atlanta, Georgia. The Twinsburg and Mitchel Field sites are designed to be redundant. Additionally, the Company transmits data through a number of different telecommunications networks, using a variety of different technologies. However, the occurrence of an event that overcomes the data processing and transmission redundancies then in place could lead to service interruptions and could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies (including the Company) will need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. Although the Company currently offers software products that are designed or have been modified to comply with the Year 2000 requirements, there can be no assurance that the Company's current software contains all necessary date code changes. The Company believes that certain installations of its products and certain products currently used by its clients in conjunction with third-party vendors' products are not Year 2000 compliant. Certain of the Company's physician benefit management clients are being migrated from the Company's PBM system in Ohio to its PBM system acquired from Stockton. The total revenue from such clients is expected to be $6,351,000 in fiscal 1999. A testing and migration timetable for all such clients has been developed, with migration activities scheduled for completion in mid-1999.

     While the Company has plans to address the problems related to its own products within the coming year, there can be no assurance that the costs of bringing these systems into compliance will not be significantly greater than expected or that compliance will be achieved in a timely manner. In addition, there can be no assurance that the Company's current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company. Moreover, even if the Company's products and services satisfy such requirements, the products and services provided to the Company's clients by other software vendors, and the systems used by certain payors, may not be Year 2000 compliant, thereby disrupting the ability of the Company's clients to use the Company's software or to obtain reimbursement in a timely manner. An adverse impact on such clients due to the Year 2000 issue could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Year 2000 Compliance."

DEPENDENCE ON KEY PERSONNEL

     The Company's performance depends in significant part on the continued service of its executive officers, its product managers and key sales, marketing and development personnel. The Company considers its key management personnel to be Thomas P. Staudt, President and Chief Executive Officer, William M. McManus and Roger L. Primeau, in charge of the pharmacy/medical and dental operations, respectively, James T. Stinton, the Company's Chief Information Officer, and Richard Bankosky, the Company's Chief Financial Officer. No single individual is considered by the Company to be critical to the Company's success. The Company does not maintain employment agreements with these officers or other employees (with limited exceptions) and the failure to retain the services of such persons could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY AND CONSOLIDATION IN THE HEALTHCARE INDUSTRY

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. Federal and state legislatures periodically consider programs to modify or amend the United States healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate.
Healthcare industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including investments in the Company's products and services. In addition, many healthcare providers are consolidating to create larger healthcare delivery organizations. This consolidation reduces the number of potential clients for the Company's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for the Company's services. Other healthcare information companies, such as billing services and practice management vendors, which currently utilize the Company's services, could develop or acquire transaction processing and networking capabilities and may cease utilizing the Company's services in the future. The impact of these developments in the healthcare industry is difficult to predict and could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that the current trend toward consolidation in the industry continues, MEDE AMERICA may find it more difficult to obtain access to payors, information provid-ers and practice management software vendors on whom its ability to deliver services and enroll new clients now depends. Loss of access to these industry participants could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE ON INTELLECTUAL PROPERTY; RISK OF INFRINGEMENT

     The Company's ability to compete effectively depends to a significant extent on its ability to protect its proprietary information. The Company relies on a combination of statutory and common law copyright, trademark and trade secret laws, client licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. The Company does not include in its software any mechanisms to prevent or inhibit unauthorized use, but generally enters into confidentiality agreements with its consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. The Company has not filed any patent applications with respect to its intellectual property. It is the Company's policy to defend its intellectual property; however, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

     The Company is also subject to the risk of alleged infringement by it of intellectual property rights of others. Although the Company is not currently aware of any pending or threatened infringement claims with respect to the Company's current or future products, there can be no assurance that third parties will not assert such claims. Any such claims could require the Company to enter into license arrangements or could result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing software and services to the healthcare industry increases and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

RISK OF PRODUCT DEFECTS

     Products such as those offered by the Company may contain errors or experience failures, especially when initially introduced or when new versions are released. While the Company conducts extensive testing to address these errors and failures, there can be no assurance that errors or performance failures will not occur in products under development or in enhancements to current products. Any such errors or failures could result in loss of revenues and clients, delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. To date, the Company has not experienced any material product defects.

CONTROL BY EXISTING STOCKHOLDERS

     After the Offering, 49.7% of the Common Stock will be owned by investment funds affiliated with Welsh, Carson, Anderson & Stowe, a private investment firm ("WCAS") and 7.9% will be owned by investment funds affiliated with William Blair Capital Partners L.L.C. ("WBCP"). See "Principal Shareholders" and "Description of Capital Stock -- Recapitalization." As a result of this concentration of ownership, these shareholders may be able to exercise control over matters requiring shareholder ap-proval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control of the Company. The Company's Board of Directors currently includes Thomas E. McInerney and Anthony J. de Nicola, designees of WCAS, and Timothy M. Murray, a designee of WBCP. The funds affiliated with WCAS may be deemed to be controlled by their respective general partners, the general partners of each of which include some or all of the following individuals: Thomas E. McInerney and Anthony J. de Nicola, directors of the Company, Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Richard H. Stowe, Andrew M. Paul, Robert A. Minicucci, Paul B. Queally and Laura M.
VanBuren. The funds affiliated with WBCP may be deemed to be controlled by their respective general partners, the general partners of which include William Blair & Company L.L.C. and certain of its employees, including Timothy
E. Murray, a director of the Company.

NO PUBLIC MARKET FOR THE COMMON STOCK; PRICE AND MARKET VOLATILITY

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the securities of technology companies, which have often been unrelated to the operating performance of individual companies. Announcements of technological innovations or new and enhanced commercial products by the Company or its competitors, market conditions in the industry, developments or disputes concerning proprietary rights, changes in earnings, economic and other external factors, political and other developments and period-to-period fluctuations in financial results of the Company may have a significant impact on the market price and marketability of the Company's Common Stock. Fluctuations in the trading price of the Common Stock may also adversely affect the liquidity of the trading market for the Common Stock.

POTENTIAL ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Amended and Restated Certificate of Incorporation and the Company's Bylaws could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Laws and Certain Charter and Bylaw Provisions; Anti-Takeover Measures."

SHARES  ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE

     Sales of Common Stock (including Common Stock issued upon the exercise of outstanding stock options) in the public market after this Offering could materially adversely affect the market price of the Common Stock. Upon the completion of this Offering and giving effect to the Recapitalization, the

Company will have 11,581,204 shares of Common Stock outstanding, assuming no exercise of stock options and no exercise of the Underwriters' over-allotment option. Of these outstanding shares of Common Stock, the 3,600,000 shares sold in this Offering will be freely tradeable, without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 7,981,204 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be resold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act. All officers, directors and certain holders of Common Stock beneficially owning, in the aggregate, approximately shares of Common Stock and options to purchase shares of Common Stock, have agreed, pursuant to certain lock-up agreements, that they will not sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options to purchase Common Stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. The Company is unable to predict the effect that sales may have on the then prevailing market price of the Common Stock. See "Management -- Employee Benefit Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

     Prospective investors should be aware that current holders of the Company's Common Stock and Preferred Stock will benefit from the Offering. Approximately $25.2 million of the net proceeds of the Offering will be used to prepay all then outstanding principal and accrued interest on a Senior Subordinated Note (as herein defined) held by WCAS Capital Partners II, L.P., one of the Company's principal stockholders. In addition, approximately $17.8 million of the net proceeds will be used to repay all then outstanding indebtedness under the Company's current Credit Facility (as herein defined). The Credit Facility, which is guaranteed by the Company's four principal stockholders, will be replaced with a new facility, which will not be guaranteed by a third party. See "Use of Proceeds" and "Certain Transactions."


     After the Offering, all existing stockholders will benefit from certain changes including the creation of a public market for the Company's Common Stock. Moreover, the current shareholders will realize an immediate increase in market and tangible book value. Assuming an initial public offering price of $14.00 per share, the aggregate unrealized gain to current stockholders of the Company, based on the difference between such public offering price of the Common Stock and the acquisition cost of their equity, will be $82.7 million. See "Dilution."


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in the Offering will incur immediate and substantial dilution in the net tangible book value per share of Common Stock in the amount of $12.98 per share, at an assumed initial public offering price of $14.00 per share. To the extent that outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

ABSENCE OF DIVIDENDS

     No dividends have been paid on the Common Stock to date and the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. Moreover, it is expected that the terms of the Amended Credit Facility will prohibit the Company from paying dividends on the Common Stock. See "Dividend Policy."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain statements that are "forward-looking statements," which include, among other things, the discussions of the Company's business strategy and expectations concerning developments in the healthcare EDI industry, the Company's market position, future operations, transaction growth, margins and profitability, and liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that such forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                  THE COMPANY

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. Currently, the Company processes over 900,000 transactions per day for over 65,000 providers located in all 50 states. The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of Card Establishment Services, Inc. ("CES"), in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., Medical Processing Center, Inc. ("MPC") and Wellmark, Inc. ("Wellmark"), which comprised the heathcare services business of CES, historically provided EDI services to hospitals and physicians. After the spin-off, the Company made several strategic acquisitions to strengthen its core hospital/medical business and to expand into the pharmaceutical and dental markets. In March 1995, the Company acquired General Computer Corporation, subsequently renamed MEDE AMERICA Corporation of Ohio (referred to herein as "MEDE OHIO"), a developer of EDI systems and services for the pharmaceutical industry, and in June 1995 the Company acquired Latpon Health Systems, Incorporated ("Latpon"), a developer of proprietary EDI claims processing software for hospitals and physicians. These acquisitions were followed by acquisitions of Electronic Claims and Funding, Inc. ("EC&F"), and Premier Dental Systems, Corp. ("Premier"), in October 1995. These companies were engaged in the EDI and management software businesses in the dental market. The Company enhanced its presence in the pharmacy market by acquiring Time-Share Computer Systems, Inc. ("TCS"), in February 1997 and The Stockton Group, Inc. ("Stockton") in November 1997.

     The Company's executive offices are located at 90 Merrick Avenue, Suite 501, East Meadow, New York 11554, and its telephone number is (516) 542-4500.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, assuming an initial public offering price of $14.00 per share, are estimated to be $45.9 million ($53.0 million if the Underwriters'
over-allotment option is exercised in full), after deducting the estimated offering fees and expenses payable by the Company. The Company intends to use the net proceeds from the Offering as follows: (i) approximately $25.2 million to prepay all then outstanding principal and accrued interest on its outstanding 10% Senior Subordinated Note due February 14, 2002 (the "Senior Subordinated Note"); (ii) approximately $17.8 million to repay all then outstanding indebtedness under its current credit facility (the "Credit Facility"); and
(iii) the balance for general corporate and working capital purposes. Cash realized by the Company upon any exercise of the Underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into Common Stock. See "Certain Transactions." Pending application to the foregoing uses, such proceeds will be invested in short-term, investment-grade, interest-bearing obligations.

     Outstanding borrowings under the Credit Facility currently bear interest at a weighted average rate of 6.93% per annum, are guaranteed by WCAS and WBCP and mature on October 31, 1999. The Company has received a letter from the lender under the Credit Facility committing to provide an amended credit facility (the "Amended Credit Facility") with total available credit of $10.0 million upon substantially the same terms and conditions as the Credit Facility. Borrowings under the Amended Credit Facility will not be guaranteed by any third party. It is anticipated that the Amended Credit facility will take effect upon the consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. Moreover, it is expected that the terms of the Amended Credit Facility will prohibit the Company from paying dividends on the Common Stock. The Company currently intends to retain any earnings to fund future growth and the operation of its business. See "Risk Factors -- Absence of Dividends."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 on an actual basis and as adjusted to reflect the Recapitalization and the issuance and sale by the Company of 3,600,000 shares of Common Stock offered hereby, assuming an initial public offering price of $14.00 per share, after deducting the estimated offering fees and expenses payable by the Company, and the application of the net proceeds thereof as described under "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and the notes thereto and the "Unaudited Pro Forma Consolidated Financial Information" appearing elsewhere in this Prospectus.

                                                       AS OF MARCH 31, 1998
                                                  -----------------------------
                                                     ACTUAL      AS ADJUSTED(1)
                                                  -----------   ---------------
                                                          (IN THOUSANDS)
Long-term debt (including current portion)
 Senior Subordinated Note(2) ..................    $  23,250       $      --
 Credit Facility(2) ...........................       15,925              --
 Other debt ...................................        1,324           1,324
                                                   ---------       ---------
   Total long-term debt .......................       40,499           1,324
                                                   ---------       ---------
Redeemable cumulative preferred stock .........       30,623              --
                                                   ---------       ---------
Stockholders' (deficit) equity
 Common Stock(3) ..............................           57             116
 Additional paid-in capital ...................       26,069         102,555
 Accumulated deficit ..........................      (51,463)        (53,309)
                                                   ---------       ---------
 Total stockholders' (deficit) equity .........      (25,337)         49,362
                                                   ---------       ---------
 Total capitalization .........................    $  45,785       $  50,686
                                                   =========       =========

----------
(1) As adjusted to reflect the Recapitalization and the sale of 3,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share and the anticipated application of the estimated net proceeds therefrom.

(2) As of June 30, 1998, the outstanding principal amount plus accrued interest on the Senior Subordinated Note was approximately $25.6 million and the outstanding indebtedness under the Credit Facility plus accrued interest was approximately $16.9 million.


(3) Excludes (i) 1,250,000 shares of Common Stock issuable pursuant to the Medic Warrant and (ii) 483,041 shares of Common Stock reserved for issuance upon exercise of stock options outstanding under the Stock Plans, as of June 30, 1998, at a weighted average exercise price of $4.84 per share, of which 212,758 are exercisable. See "Prospectus Summary -- Recent Developments" and "Management-Employee Benefit Plans." Includes 66,375 shares of Common Stock issuable upon exercise of the Common Stock purchase warrants as contemplated by the Recapitalization. See "Description of Capital Stock."

                                   DILUTION

     The pro forma deficit in net tangible book value of the Company as of March 31, 1998, after giving effect to the Recapitalization, was approximately $(32.4) million or $(4.08) per share of Common Stock. Pro forma net deficit in tangible book value per share is determined by dividing the net tangible deficit in book value of the Company (pro forma tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in such pro forma net tangible book value after March 31, 1998, other than to give effect to (i) the sale of 3,600,000 shares of Common Stock by the Company in this Offering at an assumed initial public offering price of $14.00 per share and after deducting the estimated fees and offering expenses, (ii) the application of the estimated net proceeds therefrom and (iii) the Recapitalization, the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $11.7 million or $1.02 per share. This represents an immediate increase in pro forma net tangible book value of $5.10 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $12.98 per share to new investors. The following table illustrates this dilution on a per share basis.

   Assumed initial public offering price per share ......................               $ 14.00
     Pro forma net tangible book value per share before this Offering(1).  $(4.08)
     Increase per share attributable to new investors ...................    5.10
                                                                           ------
   Pro forma net tangible book value per share after this Offering ......                  1.02
                                                                                        -------
   Dilution per share to new investors(2) ...............................               $ 12.98
                                                                                        =======

----------
(1) Pro forma net tangible book value per share of Common Stock is determined by dividing the Company's pro forma deficit in net tangible book value at March 31, 1998 of $(32.4) million, by the pro forma number of shares of Common Stock outstanding, in each case after giving effect to the Recapitalization.

(2) Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this Offering from the initial public offering price per share.

     The following table sets forth, on a pro forma basis as of March 31, 1998, after giving effect to the Recapitalization, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders (excluding the fair value of companies contributed in the March 1995 spin-off from CES) and to be paid by new investors, based on an assumed initial public offering price of $14.00 per share and before deducting estimated fees and expenses payable by the Company:

                                      SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                  ------------------------   --------------------------      PRICE
                                     NUMBER       PERCENT        AMOUNT        PERCENT     PER SHARE
                                  ------------   ---------   --------------   ---------   ----------
Existing stockholders .........    7,932,917      68.8%      $28,325,000       36.0%      $ 3.57
New investors .................    3,600,000      31.2        50,400,000       64.0        14.00
                                   ---------     -----       -----------      -----
Total .........................   11,532,917     100.0%      $78,725,000      100.0%
                                  ==========     =====       ===========      =====

     The foregoing tables assume no exercise of any outstanding stock options to purchase Common Stock. At March 31, 1998 there were 488,497 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's Stock Plans, of which 212,083 were currently exercisable. Such options have a weighted average exercise price of $4.83 per share. To the extent such options are exercised, there will be further dilution to the new investors. See "Capitalization," "Management -- Employee Benefit Plans" and "Description of Capital Stock."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information has been prepared by the Company's management from the historical Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma consolidated statements of operations for the year ended June 30, 1997 and the nine months ended March 31, 1998 include adjustments that give effect to (i) the acquisition of TCS in February 1997, (ii) the acquisition of Stockton in November 1997, (iii) the Recapitalization and (iv) the Offering, as if they had occurred as of July 1, 1996. The unaudited pro forma consolidated balance sheet as of March 31, 1998 gives effect to (i) the Recapitalization and (ii) the Offering as if they had occurred on such date.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of the Company and Stockton and the respective notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein. The unaudited pro forma consolidated financial information is provided for information purposes only and does not purport to be indicative of the results which would have been obtained had the acquisitions of TCS and Stockton, the Recapitalization and the Offering been completed on the dates indicated or which may be expected to occur in the future.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 30, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 ACTUAL
                                                ---------------------------------------
                                                    COMPANY      TCS(1)    STOCKTON(2)
                                                -------------- ---------- -------------
Revenues ......................................   $   35,279    $ 2,743      $ 3,802
Operating expenses:
 Operations ...................................       16,817      1,145          563
 Sales, marketing and client services .........        8,769        781          900
 Research and development .....................        3,278        132          103
 General and administrative ...................        5,263         93          160
 Depreciation and amortization ................        5,293         90          109

 Non-cash stock compensation ..................           --         --        1,280
 Contingent consideration paid to former
  owners of acquired businesses ...............        2,301         --           --
 Acquired in-process research and
  development .................................        4,354         --           --
                                                  ----------    -------      -------
Total operating expenses ......................       46,075      2,241        3,115
                                                  ----------    -------      -------
Income (loss) from operations .................      (10,796)       502          687
Other (income) expense ........................         (893)        --           --
Interest expense, net .........................        1,504         --          100
                                                  ----------    -------      -------
Income (loss) before provision for income
 taxes ........................................      (11,407)       502          587
Provision for income taxes ....................           57         --           --
                                                  ----------    -------      -------
Net income (loss) .............................      (11,464)       502          587
Preferred stock dividends .....................       (2,400)        --           --
                                                  ----------    -------      -------
Net income (loss) applicable to common
 stockholders .................................   $  (13,864)   $   502      $   587
                                                  ==========    =======      =======
Basic net loss per common share ...............   $    (2.56)
Weighted average common shares
 outstanding - Basic ..........................        5,425         --           --

                                                 RECAPITALIZATION
                                                 AND ACQUISITIONS       PRO           OFFERING       PRO FORMA,
                                                    ADJUSTMENTS        FORMA        ADJUSTMENTS      AS ADJUSTED
                                                ------------------ ------------- ----------------- --------------
Revenues ......................................    $      --         $  41,824     $       --        $   41,824
Operating expenses:
 Operations ...................................           76 (3)        18,601             --            18,601
 Sales, marketing and client services .........           --            10,450             --            10,450
 Research and development .....................           --             3,513             --             3,513
 General and administrative ...................           --             5,516             --             5,516
 Depreciation and amortization ................        1,627 (4)         7,062                            7,062
                                                         (57)(5)
 Non-cash stock compensation ..................           --             1,280             --             1,280
 Contingent consideration paid to former
  owners of acquired businesses ...............           --             2,301             --             2,301
 Acquired in-process research and
  development .................................           --             4,354             --             4,354
                                                   ---------         ---------     ----------        ----------
Total operating expenses ......................       (1,646)           53,077             --            53,077
                                                   ---------         ---------     ----------        ----------
Income (loss) from operations .................       (1,646)          (11,253)            --           (11,253)
Other (income) expense ........................           --              (893)            --              (893)
Interest expense, net .........................        1,583 (6)         3,187         (2,831)(7)           356
                                                   ---------         ---------     ----------        ----------
Income (loss) before provision for income
 taxes ........................................       (3,229)          (13,547)         2,831           (10,716)
Provision for income taxes ....................           --                57             --                57
                                                   ---------         ---------     ----------        ----------
Net income (loss) .............................       (3,229)          (13,604)         2,831 (8)       (10,773)
Preferred stock dividends .....................        2,400 (9)            --             --                --
                                                   ---------         ---------     ----------        ----------
Net income (loss) applicable to common
 stockholders .................................    $    (829)        $ (13,604)    $    2,831        $  (10,773)
                                                   =========         =========     ==========        ==========
Basic net loss per common share ...............                                                      $    (1.18)
Weighted average common shares
 outstanding - Basic ..........................          106 (10)        5,531          3,600 (11)        9,131

                                       23

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE NINE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       ACTUAL
                                            ----------------------------
                                               COMPANY     STOCKTON(12)
                                            ------------- --------------
Revenues ..................................   $  30,189       $1,646
Operating expenses:
 Operations ...............................      12,485          216
 Sales, marketing and client services.            7,769          298
 Research and development .................       2,886           43
 General and administrative ...............       3,307          161
 Depreciation and amortization ............       4,846           54
Total operating expenses ..................      31,293          772
                                              ---------       ------
Income (loss) from operations .............      (1,104)         874
Other (income) expense ....................          13           --
Interest expense (income), net ............       2,470           27
                                              ---------       ------
Income (loss) before provision for
 income taxes .............................      (3,587)         847
Provision for income taxes ................          37           --
                                              ---------       ------
Net income (loss) .........................      (3,624)         847
Preferred stock dividends .................      (1,800)          --
                                              ---------       ------
Net income (loss) applicable to
 common stockholders ......................   $  (5,424)      $  847
                                              =========       ======
Basic net loss per common share ...........   $   (0.96)
Weighted average common shares
 outstanding - Basic ......................       5,677           --

                                             RECAPITALIZATION
                                             AND ACQUISITIONS                     OFFERING      PRO FORMA,
                                                ADJUSTMENTS      PRO FORMA      ADJUSTMENTS     AS ADJUSTED
                                            ------------------ ------------- ----------------- ------------
Revenues ..................................     $      --        $  31,835     $       --        $ 31,835
Operating expenses:
 Operations ...............................            29  (3)      12,730             --          12,730
 Sales, marketing and client services.                 --            8,067             --           8,067
 Research and development .................            --            2,929             --           2,929
 General and administrative ...............            --            3,468             --           3,468
 Depreciation and amortization ............           291 (4)        5,156             --           5,156
                                                      (35)(5)
                                                ---------
Total operating expenses ..................           285           32,350             --          32,350
                                                ---------        ---------     ----------        --------
Income (loss) from operations .............          (285)            (515)            --            (515)
Other (income) expense ....................            --               13             --              13
Interest expense (income), net ............           258 (6)        2,755         (2,889)(7)        (134)
                                                ---------        ---------     ----------        --------
Income (loss) before provision for
 income taxes .............................          (543)          (3,283)         2,889            (394)
Provision for income taxes ................            --               37             --              37
                                                ---------        ---------     ----------        --------
Net income (loss) .........................          (543)          (3,320)         2,889 (8)        (431)
Preferred stock dividends .................         1,800 (9)           --             --              --
                                                ---------        ---------     ----------        --------
Net income (loss) applicable to
 common stockholders ......................     $   1,257        $  (3,320)    $    2,889        $   (431)
                                                =========        =========     ==========        ========
Basic net loss per common share ...........                                                     $   (0.05)
Weighted average common shares
 outstanding - Basic ......................            --            5,677          3,600 (10)      9,277

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

 DESCRIPTION OF ACQUISITIONS

     The acquisitions of TCS and Stockton were accounted for using the purchase method of accounting and, accordingly, the net assets acquired have been recorded at estimated fair value on their respective dates of acquisition and the historical statement of operations data of the Company reflect the results of operations of these businesses from their respective dates of acquisition. The purchase prices and the allocation of the purchase prices to the acquired assets are as follows:

                                                         TCS       STOCKTON
                                                     ----------   ---------
                                                         (IN THOUSANDS)
     Cash purchase price .........................    $11,645      $10,674
                                                      =======      =======
     Computer equipment ..........................    $   400      $   260
     Purchased client lists ......................         --          742
     Purchased software and technology ...........      2,619          968
     Goodwill ....................................      4,092        8,704
     In-process research and development .........      4,354           --
                                                      -------      -------
                                                      $11,645      $10,674
                                                      =======      =======

      The Company is also contingently liable for additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) if Stockton's revenue during the 12-month period ending September 30, 1998 is at least $5,000,000. No accrual has been made for the contingent liability as of March 31, 1998. Such contingent consideration will be treated as additional purchase price and will, therefore, be added to goodwill when and if it becomes accruable.

      The Stockton purchased client lists are being amortized on a straight-line basis over five years. The purchased software and technology generally is being amortized on a straight-line basis over three years for TCS and over five years for Stockton. Goodwill is being amortized on a straight-line basis over seven years for the TCS acquisition and over 20 years for the Stockton acquisition. Computer equipment is being amortized on a straight-line basis over three years.

 (1) Represents the historical results of operations of TCS from July 1, 1996 through the date of acquisition by the Company in February 1997.

 (2) Represents the historical results of operations of Stockton from July 1, 1996 through June 30, 1997.

 (3) Represents rent expense relating to a new operating lease for the Stockton facility.

 (4) Represents adjustments for amortization expense related to the acquisitions of TCS and Stockton as if they had occurred July 1, 1996, as follows:

                                                              YEAR ENDED               NINE MONTHS ENDED
                                                            JUNE 30, 1997               MARCH 31, 1998
                                                   --------------------------------   ------------------
                                                     TCS      STOCKTON      TOTAL          STOCKTON
                                                   -------   ----------   ---------   ------------------
                                                                      (IN THOUSANDS)
     Purchased client lists ....................    $ --        $ 148      $  148            $  55
     Purchased software and technology .........     509          194         703               73
     Goodwill ..................................     341          435         776              163
                                                    ----        -----      ------            -----
                                                    $850        $ 777      $1,627            $ 291
                                                    ====        =====      ======            =====

 (5) Represents the elimination of depreciation and amortization expenses relating to assets of Stockton that were not acquired.

 (6) The  interest  expense   adjustment   relating  to  the  TCS  and  Stockton
     acquisitions is as follows:

                                                                            YEAR ENDED      NINE MONTHS ENDED
                                                                          JUNE 30, 1997      MARCH 31, 1998
                                                                         ---------------   ------------------
                                                                                    (IN THOUSANDS)
    Elimination of historical interest expense of Stockton ...........       $  (111)            $  (38)
    Interest expense on portion of Senior Subordinated Note used
      to fund TCS acquisition including amortization of discount .....           939                 --
    Interest expense on borrowings under the Credit Facility used to fund Stockton  acquisition  at a composite  interest rate of 7.07% (The effect  of a  .125%  variance  in  the  interest  rate  on the  pro  forma adjustment  for the year ended  June 30,  1997 and the nine  months  ended
      March 31, 1998 would be $14 and
      $5, respectively.)..............................................           755                296
                                                                             -------             ------
                                                                             $ 1,583             $  258
                                                                             =======             ======

 (7) The interest expense adjustment relating to the Offering is as follows:

                                                            YEAR ENDED      NINE MONTHS ENDED
                                                          JUNE 30, 1997      MARCH 31, 1998
                                                         ---------------   ------------------
                                                                    (IN THOUSANDS)
       Interest expense on Senior Subordinated Note
        including amortization of discount ...........      $ (1,992)           $ (2,125)
       Interest expense on borrowings under the Credit
        Facility .....................................          (839)               (764)
                                                            --------            --------
                                                            $ (2,831)           $ (2,889)
                                                            ========            ========

 (8) In connection with the repayment of outstanding indebtedness under the Credit Facility and the Senior Subordinated Note, the Company will record an extraordinary charge relating to the elimination of deferred financing costs associated with the Credit Facility and the write-off of the remaining discount on the Senior Subordinated Note. Such charge would have approximated $86,000 as of July 1, 1996, representing solely the write-off of deferred financing costs associated with the Credit Facility. Such charge would have approximated $1,846,000 as of March 31, 1998, consisting of $96,000 relating to the write-off of deferred financing costs associated with the Credit Facility and $1,750,000 relating to the write-off of the remaining discount on the Senior Subordinated Note. Such charge has been excluded from the pro forma statements of operations.

 (9) Represents the elimination of the dividends accrued on the Preferred Stock due to the Recapitalization.

(10) Represents the pro rata portion of Common Stock issued in connection with the Senior Subordinated Note relating to the TCS acquisition.

(11) Represents the sale by the Company of 3,600,000 shares of Common Stock in the Offering.


(12) Represents the historical results of operations of Stockton from July 1, 1997 through the date of acquisition by the Company in November 1997.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                            AS OF MARCH 31, 1998
                                                      -------------------------------
                                                                       ADJUSTMENTS
                                                                     RELATING TO THE
                                                         ACTUAL     RECAPITALIZATION
                                                      ------------ ------------------
                                                              (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents ..........................  $   1,455      $        --
 Accounts receivable, less allowance for doubt-
   ful accounts .....................................      7,463               --
 Formulary receivables ..............................      1,502               --
 Inventory ..........................................        240               --
 Prepaid expenses and other current assets ..........        489               --
                                                       ---------      -----------
   Total current assets .............................     11,149               --
Property and equipment, Net .........................      4,944               --
Goodwill-Net ........................................     32,408               --
Other intangible assets-Net .........................      5,247               --
Other assets ........................................        431               --
                                                       ---------      -----------
Total ...............................................  $  54,179      $        --
                                                       =========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Accounts payable ...................................  $   2,753      $        --
 Accrued expenses and other current liabilities.           4,880               --
 Current portion of long-term debt ..................        240               --
                                                       ---------      -----------
   Total current liabilities ........................      7,873               --
Long-term debt ......................................     40,259               --
Other long-term liabilities .........................        761               --
Redeemable cumulative preferred stock ...............     30,623          (30,623)(1)
Stockholders' equity (deficit): .....................
 Common Stock .......................................         57               22 (1)
                                                                                1 (2)
 Additional paid-in capital .........................     26,069           30,601 (1)
                                                                               (1)(2)
 Accumulated deficit ................................    (51,463)              --
                                                       ---------      -----------
   Total stockholders' equity (deficit) .............    (25,337)          30,623
                                                       ---------      -----------
Total ...............................................  $  54,179      $        --
                                                       =========      ===========

                                                                  AS OF MARCH 31, 1998
                                                      ---------------------------------------------
                                                                       ADJUSTMENTS
                                                                       RELATING TO      PRO FORMA,
                                                       PRO FORMA      THE OFFERING      AS ADJUSTED
                                                      ----------- -------------------- ------------
                                                                     (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents ..........................  $   1,455     $      4,280 (3)   $   5,735
 Accounts receivable, less allowance for doubt-
   ful accounts .....................................      7,463               --           7,463
 Formulary receivables ..............................      1,502               --           1,502
 Inventory ..........................................        240               --             240
 Prepaid expenses and other current assets ..........        489               --             489
                                                       ---------     ------------       ---------
   Total current assets .............................     11,149            4,280          15,429
Property and equipment, Net .........................      4,944               --           4,944
Goodwill-Net ........................................     32,408               --          32,408
Other intangible assets-Net .........................      5,247               --           5,247
Other assets ........................................        431              (96)(4)         335
                                                       ---------     ------------       ---------
Total ...............................................  $  54,179     $      4,184       $  58,363
                                                       =========     ============       =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Accounts payable ...................................  $   2,753               --       $   2,753
 Accrued expenses and other current liabilities.           4,880             (717)(3)       4,163
 Current portion of long-term debt ..................        240              384 (4)         624
                                                       ---------     ------------       ---------
   Total current liabilities ........................      7,873             (333)(3)       7,540
Long-term debt ......................................     40,259          (40,925)(3)         700
                                                                            1,366 (4)
Other long-term liabilities .........................        761               --             761
Redeemable cumulative preferred stock ...............         --               --              --
Stockholders' equity (deficit):
 Common Stock .......................................         80               36 (3)         116
 Additional paid-in capital .........................     56,669           45,886 (3)     102,555
 Accumulated deficit ................................    (51,463)          (1,846)(4)     (53,309)
                                                       ---------     ------------       ---------
   Total stockholders' equity (deficit) .............      5,286           44,076          49,362
                                                       ---------     ------------       ---------
Total ...............................................  $  54,179     $      4,184       $  58,363
                                                       =========     ============       =========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1) Represents the conversion of outstanding Preferred Stock and $6,627,000 of accrued dividends on the Preferred Stock into Common Stock in connection with the Recapitalization.

(2) Represents the exercise of all Common Stock purchase warrants in connection with the Recapitalization.

(3) Represents the sale by the Company of 3,600,000 shares of Common Stock at an assumed public offering price of $14.00 per share and the application of the net proceeds to the Company as follows:


       PROCEEDS
        Gross proceeds from Offering .................................    $  50,400
        Underwriting discount and commissions ........................       (3,528)
        Estimated Offering expenses ..................................         (950)
                                                                          ---------
          Net proceeds ...............................................       45,922
                                                                          ---------
       USES
        Repay Senior Subordinated Note ...............................      (25,000)
        Repay borrowings under the Credit Facility ...................      (15,925)
        Repay accrued interest on Senior Subordinated Note and borrow-
          ings under the Credit Facility .............................         (717)
                                                                          ---------
          Total uses .................................................      (41,642)
                                                                          ---------
          Excess proceeds ............................................    $   4,280
                                                                          =========

(4) Represents a $96,000 decrease in other assets relating to the elimination of deferred financing costs associated with the Credit Facility and the write-off of the remaining discount on the Senior Subordinated Note of $1,750,000, both of which will be recorded as extraordinary items upon the consummation of the Offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The statement of operations data presented below for the years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998 and the balance sheet data as of June 30, 1996 and 1997 and March 31, 1998, are derived from, and qualified by reference to, the audited consolidated financial statements of the Company included elsewhere herein. The balance sheet data as of June 30, 1995 and March 31, 1997 are derived from, and qualified by reference to, the respective audited and unaudited consolidated financial statements of the Company not included herein. The statement of operations data for the nine month period ended March 31, 1997 is derived from the unaudited consolidated financial statements of the Company included elsewhere herein. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such period. The results for the nine month period ended March 31, 1998 are not necessarily indicative of the results to be expected for the related full fiscal year. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                        YEAR ENDED JUNE 30,
                                                        ----------------------------------------------------
                                                              1995             1996              1997
                                                        ---------------- ---------------- ------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(1) ..........................................    $ 16,246         $ 31,768          $  35,279
 Operating expenses:
  Operations ..........................................       9,753           19,174             16,817
  Sales, marketing and client services ................       3,615            7,064              8,769
  Research and development ............................       2,051            2,132              3,278
  General and administrative ..........................       3,119            6,059              5,263
  Depreciation and amortization .......................       2,995            5,176              5,293
  Write-down of intangible assets .....................       8,191 (2)        9,965 (3)             --
  Acquired in-process research and development (4)..             --               --              4,354
  Other charges (5) ...................................       2,864              538              2,301
                                                           ---------        ---------         ---------
 Total operating expenses .............................      32,588           50,108             46,075
                                                           ---------        ---------         ---------
 Loss from operations .................................     (16,342)         (18,340)           (10,796)
 Other (income) expense ...............................          --              313               (893)
 Interest expense, net ................................         189              584              1,504
                                                           ---------        ---------         ---------
 Loss before provision for income taxes ...............     (16,531)         (19,237)           (11,407)
 Provision for income taxes ...........................          70               93                 57
                                                           ---------        ---------         ---------
 Net loss .............................................     (16,601)         (19,330)           (11,464)
 Preferred stock dividends ............................         (27)          (2,400)            (2,400)
                                                           ---------        ---------         ---------
 Net loss applicable to common stockholders ...........    $(16,628)        $(21,730)         $ (13,864)
                                                           =========        =========         =========

 Basic net loss per common share ......................    $  (3.17)        $  (4.14)        $    (2.56)(6)

 Weighted average common shares outstanding-Basic .....       5,238            5,245              5,425

                                                                  NINE MONTHS
                                                                ENDED MARCH 31,
                                                        -------------------------------
                                                            1997            1998
                                                        ------------ ------------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues(1) ..........................................   $ 24,964       $  30,189
 Operating expenses:
  Operations ..........................................     12,104          12,485
  Sales, marketing and client services ................      6,143           7,769
  Research and development ............................      2,455           2,886
  General and administrative ..........................      3,340           3,307
  Depreciation and amortization .......................      3,502           4,846
  Write-down of intangible assets .....................         --              --
  Acquired in-process research and development (4)..         4,354              --
  Other charges (5) ...................................        990              --
                                                          --------       ---------
 Total operating expenses .............................     32,888          31,293
                                                          --------       ---------
 Loss from operations .................................     (7,924)         (1,104)
 Other (income) expense ...............................       (885)             13
 Interest expense, net ................................        779           2,470
                                                          --------       ---------
 Loss before provision for income taxes ...............     (7,818)         (3,587)
 Provision for income taxes ...........................         43              37
                                                          --------       ---------
 Net loss .............................................     (7,861)         (3,624)
 Preferred stock dividends ............................     (1,800)         (1,800)
                                                          --------       ---------
 Net loss applicable to common stockholders ...........   $ (9,661)      $  (5,424)
                                                          ========       =========

 Basic net loss per common share ......................  $   (1.81)     $    (0.96)(6)

 Weighted average common shares outstanding-Basic .....      5,345           5,677

                                                                    AS OF JUNE 30,                      AS OF MARCH 31,
                                                       -----------------------------------------   --------------------------
                                                          1995          1996            1997           1997          1998
                                                       ---------   -------------   -------------   -----------   ------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital ...................................    $   504      $  (4,207)      $  (2,567)     $    (546)    $   3,276
 Total assets ......................................     59,511         43,031          45,459         47,784        54,179
 Long-term debt, including current portion .........      5,805         11,601          25,161         25,278        40,499
 Redeemable cumulative preferred stock .............     24,023         26,423          28,823         28,223        30,623
 Stockholders' equity (deficit) ....................     12,942         (8,472)        (20,069)       (15,916)      (25,337)

                                                                                                            NINE MONTHS
                                                                 YEAR ENDED JUNE 30,                      ENDED MARCH 31,
                                                    ---------------------------------------------   ---------------------------
                                                         1995            1996            1997            1997           1998
                                                    -------------   -------------   -------------   -------------   -----------
                                                                    (IN THOUSANDS, EXCEPT PER TRANSACTION DATA)
OTHER DATA:
 EBITDA (7) .....................................     $ (13,347)      $ (13,164)      $  (5,503)      $  (4,422)     $   3,742
 Adjusted EBITDA (7) ............................        (2,292)         (2,052)          2,211             922          3,742

 Cash flows from operating activities ...........        (3,561)         (1,653)         (4,020)         (2,991)        (3,842)
 Cash flows from investing activities ...........       (22,074)         (4,919)        (12,221)        (11,630)       (11,630)
 Cash flows from financing activities ...........        33,434             657          15,521          15,818         15,008

 Transactions processed(8)
  Pharmacy ......................................            --         107,032         126,201          88,463        136,685
  Medical .......................................            --          16,030          23,085          14,921         23,514
  Dental ........................................            --           6,021          12,188           8,759         10,767
                                                      ---------       ---------       ---------       ---------      ---------
   Total transactions processed .................            --         129,083         161,474         112,143        170,966
 Transactions per FTE (8)(9) ....................            --             322             415             293            478
 Revenue per FTE (9) ............................     $      48       $      79       $      91       $      65      $      84
 Operating expenses per transaction (8) .........            --             0.39            0.29            0.29           0.18

----------
(1) During the periods presented, the Company made a series of acquisitions and divested certain non-core or unprofitable operations. Revenues attributable to these divested operations, which are included in the statement of operations data, were $1,595,000, $3,517,000, $2,252,000, $1,941,000 and
    $241,000 in the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998, respectively.


(2) Reflects the write-off of goodwill related to the acquisitions of MPC and Wellmark.

(3) Reflects the write-down of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO.

(4) Reflects the write-off of acquired in-process research and development costs upon the consummation of the TCS acquisition.

(5) Reflects: (i) expenses recorded relating to contingent consideration paid to former owners of acquired businesses of $538,000, $2,301,000, and $990,000 in the fiscal years ended June 30, 1996 and 1997 and the nine months ended March 31, 1997, respectively; and (ii) expenses of $2,864,000 relating to the spin-off of the Company by CES in the fiscal year ended June 30, 1995.

(6) Supplemental net loss per share, giving effect to the Recapitalization, would be $(1.55) and $(0.47) for the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

(7) EBITDA represents net income (loss) plus provision for income taxes, net interest expense, other (income) expense and depreciation and amortization. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, earnings (loss) from operations, net earnings (loss) or cash flow from operations as defined by GAAP or as a measure of the Company's profitability or liquidity. Not all companies calculate EBITDA in the same manner and, accordingly, EBITDA shown herein may not be comparable to EBITDA shown by other companies. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. Adjusted EBITDA represents EBITDA plus certain other charges as described below. The following table summarizes EBITDA and adjusted EBITDA for all periods presented:

                                                                                                          NINE MONTHS
                                                                    YEAR ENDED JUNE 30,                 ENDED MARCH 31,
                                                         ------------------------------------------ ------------------------
                                                              1995           1996          1997          1997        1998
                                                         -------------- -------------- ------------ ------------- ----------
                                                                                   (IN THOUSANDS)
  EBITDA ...............................................   $  (13,347)    $  (13,164)    $ (5,503)    $  (4,422)   $ 3,742
  Contingent consideration paid to former owners of ac-
   quired businesses ...................................           --            538        2,301           990         --
  Write-down of intangible assets ......................        8,191          9,965           --            --         --
  Acquired in-process research and development .........           --             --        4,354         4,354         --
  Expenses related to the CES spin-off .................        2,864                                        --         --
  Contract and legal settlement provisions .............           --            609        1,059            --         --
                                                           ----------     ----------     --------     ---------    -------
  Adjusted EBITDA ......................................   $   (2,292)    $   (2,052)    $  2,211     $     922    $ 3,742
                                                           ==========     ==========     ========     =========    =======

----------
(8) Transaction volumes are not available for the fiscal year ended June 30, 1995.

(9) Full-time equivalents ("FTE") represents the number of full-time employees and part-time equivalents of full-time employees as of the end of the period shown.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements, including the notes thereto, of the Company included elsewhere in this Prospectus. This Prospectus contains forward-looking statements relating to future events or future financial performance of the Company. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors set forth under "Risk Factors" and the matters set forth in this Prospectus generally.

OVERVIEW

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company's integrated suite of EDI solutions and services allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. Currently, the Company processes over 900,000 transactions per day for over 65,000 providers located in all 50 states.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of CES, in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., MPC and Wellmark, which comprised the heathcare services business of CES, historically provided EDI services to hospitals and physicians. Their combined financial results are reflected in the fiscal 1995 financial statements on a full year basis.

     Since its formation, the Company has expanded both through internal growth and the acquisition of five healthcare transaction processing businesses. As part of its strategy of providing an integrated suite of EDI products to a broad range of healthcare providers, the Company has focused on acquisitions that provided entry into new markets or expanded the Company's product suite. All acquisitions have been accounted for under the purchase method of accounting. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or modified various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies. These integration activities impacted the Company's financial results in the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998 and are ongoing.

     The following table summarizes the Company's acquisitions and divested products and operations:

                                                        PRIMARY PRODUCTS        DIVESTED PRODUCTS
                           DATE                           OF FOUNDING/             OF FOUNDING/        DATE
FOUNDING COMPANIES       ACQUIRED         MARKET         ACQUIRED COMPANY        ACQUIRED COMPANY    DIVESTED
                         4/94(1)        Medical   Eligibility Verification,   --                        --
 MedE America, Inc.                               Enrollment
--------------------------------------------------------------------------------------------------------------
 MPC                     5/94(1)        Medical   Hospital Claims,            Data Entry               1/97
                                                  Physician Billing           Physician Billing       12/96
                                                                              Physician Billing        8/97
--------------------------------------------------------------------------------------------------------------
 Wellmark                5/94(1)        Medical   Hospital Claims,            --                        --
                                                  Physician Billing
--------------------------------------------------------------------------------------------------------------
 COMPANIES ACQUIRED BY
 MEDE AMERICA
--------------------------------------------------------------------------------------------------------------
 MEDE OHIO               3/95            Pharmacy  Switching, PBM,             Practice Management      2/96
                                                   Third Party Billing         Software

                                                                               Practice Management     12/97
                                                                               Software
--------------------------------------------------------------------------------------------------------------
 Latpon                  6/95            Medical   Hospital Claims             Physician Billing        3/96
--------------------------------------------------------------------------------------------------------------
 EC&F/Premier           10/95            Dental    Dental Claims, Practice     Practice Management      3/97
                                                   Management Software         Software
--------------------------------------------------------------------------------------------------------------
 TCS                     2/97           Pharmacy/  PBM, Switching,             --                        --
                                         Medical   Eligibility Verification
--------------------------------------------------------------------------------------------------------------
 Stockton               11/97           Pharmacy   PBM                         --                        --
==============================================================================================================

 (1) Represents date acquired by CES.

     In March 1995, the majority stockholder of the Company acquired all of the outstanding shares of MEDE OHIO for a cash purchase price of approximately $22,593,000, including transaction expenses. The majority stockholder subsequently merged MEDE OHIO into the Company. MEDE OHIO develops EDI systems for the pharmacy market and provides transaction switching/routing services. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $25,814,000, consisting of $892,000 of software, $2,527,000 of client lists and $22,395,000 of goodwill. During fiscal year 1996, the Company wrote-down $9,965,000 of costs relating to client lists and related allocable goodwill due to a loss of approximately 25% of the acquired MEDE OHIO client base. The loss of this significant portion of MEDE OHIO's client base was primarily due to problems experienced by the Company in the post-merger integration of MEDE OHIO's operations into the Company's operations. This post-merger integration process took place during the same general time period in which the Company was spun-off from CES and a new management team was installed at the Company. The Company generally is amortizing the software over three years and the remaining value of client lists is being amortized over five years. The goodwill is being amortized over 20 years.

     In June 1995, the Company acquired substantially all of the assets of Latpon for a cash purchase price of approximately $2,470,000, plus the assumption of approximately $963,000 of liabilities (primarily long-term debt). Latpon, a developer of claims processing software, provided EDI transaction processing services to hospitals and hospital-based physician groups. Latpon also provided electronic and manual business office administrative services. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $2,291,000, consisting of $993,000 of software and client lists and $1,298,000 of goodwill. The Company generally is amortizing the software over five years and is amortizing the client lists and goodwill over five years and 20 years, respectively.

     In October 1995, the Company acquired two commonly-owned companies, EC&F, an all payor EDI dental claims processor, and Premier, a dental practice management software vendor. The acquisitions were funded with an initial cash payment of $4,050,000, including transaction expenses, and contingent earnout payments based on the achievement of certain EBITDA growth targets by the EC&F business over three one-year periods ending on September 30, 1998. The Company recorded expenses of $538,000 during fiscal year 1996 relating to the first such period and an aggregate $2,301,000 during fiscal year 1997 primarily relating to the second and third such periods. The Company does not believe that any additional amounts will be payable pursuant to this earn-out arrangement. The acquisitions of EC&F and Premier were accounted for under the purchase method and the Company recorded total intangible assets of $4,350,000, consisting of $764,000 of software, and $3,586,000 of goodwill. The Company generally is amortizing the software over three years and is amortizing the goodwill over 20 years. The Company sold Premier in January 1997 for a cash payment of $388,000. There was no gain or loss on the sale of Premier.

     In February 1997, the Company acquired TCS, a provider of pharmacy switching and PBM transaction processing systems and services for pharmacies and eligibility verification services for physicians, for a total cash payment of $11,465,000, including transaction expenses. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of $11,065,000, consisting of $4,354,000 of in-process research and development, $2,619,000 of software and $4,092,000 of goodwill. As of the date of the acquisition, the Company wrote off the acquired in-process research and development which had not reached technological feasibility and had no alternative future use. The Company generally is amortizing the software over three years and is amortizing the goodwill over seven years.

     The in-process research and development acquired from TCS consisted of advanced Windows software technology for PC and client server platforms for healthcare EDI transactions. Products under development included: (1) a plan member eligibility verification for workers compensation; (2) medical claims processing system to meet the HCFA 1500 EDI standard; and (3) a switching system for internet claims from retail pharmacies. At the time of the acquisition, the Company estimated that continued development activities for six months to one year resulting in additional estimated research and development costs of $460,000 would be required in order to prove feasibility and bring the project to commercial viability. It was the opinion of management that such projects had an above average probability of successful completion and could contribute to revenue, profit and cash flow within 18 to 24 months from the date of purchase. At this time, all three projects are substantially complete. However, any or all of these projects could fail to produce an economic gain. Such failure, if encountered, would not affect the Company's current product suite and financial results, but would decrease the Company's opportunities for growth. Estimated costs to complete the acquired in-process research and development projects as of the date of acquisition were as follows:

           ESTIMATED RESEARCH AND DEVELOPMENT EXPENSE (IN THOUSANDS)

                          WORKERS COMP.     HCFA 1500     PHARMACY     TOTAL
                         ---------------   -----------   ----------   ------
Fiscal 1997 ..........         $ 58            $ 70         $ 65       $193
Fiscal 1998 ..........           80              97           90        267
                               ----            ----         ----       ----
 Total ...............         $138            $167         $155       $460
                               ====            ====         ====       ====

     In November 1997, the Company acquired Stockton, a provider of PBM transaction processing systems and related services for the pharmacy market.
Stockton was  purchased  for an initial cash  payment of  $10,674,000  including transaction expenses, and a contingent earnout payment based upon the achievement of certain revenue growth targets. If such revenue targets are achieved over the 12-month period ending September 30, 1998, a maximum payment of $2,600,000 (plus interest at an annual rate of 7.25%) will be made in December 1998. Such additional consideration will be treated as additional purchase price and will, therefore, be added to goodwill when and if it becomes accruable. The acquisition was accounted for under the purchase method and the Company recorded total intangible assets of

$10,414,000, consisting of $1,710,000 of software and client lists and $8,704,000 of goodwill. The Company generally is amortizing the software over five years and is amortizing the client lists and goodwill over five years and 20 years, respectively.

Revenues

     Revenues are derived from the sale of transaction processing products and services primarily on a fee-for-transaction basis. Transaction fees vary depending upon transaction type and service provided. The Company currently receives fees from providers for the majority of its transactions including claims processing, eligibility verification, claims switching, pharmacy script processing and tracking and Medicaid enrollment. The Company also receives fees from payors for the transmission of electronic claims and formulary payments from pharmaceutical manufacturers relating to the Company's PBM script processing and management reporting services. These transaction-based revenues comprise the predominant portion of the Company's total revenues and tend to be recurring. Other revenue is derived from one-time payments related to installation and implementation services, software license fees and EDI systems equipment sales. See "Business -- Suite of EDI Products and Services."

     Transaction-based revenues and related formulary services revenues (if applicable), which constitute the majority of the Company's total revenues, are recognized at the time the transactions are processed and the services are provided. Revenues associated with software support and implementation fees, each constituting less than 3% of the Company's revenues for the nine months ended March 31, 1998, are recognized ratably over the contract period or as the service is provided. Revenue from licensing of software, which also constitutes less than 3% of the Company's total revenues for the nine months ended March 31, 1998, is recognized upon installation if it is determined that the Company has no significant remaining obligations and collectibility of the resulting receivable is probable.

Operating Expenses

     Operations Expense. Operations expense consists of data and voice telecommunications expense, salaries and benefits for operations employees and other costs associated with transaction processing and services provided to clients, such as network and telecommunications, maintenance, computer operations and systems administration, facilities and other additional indirect expenses. Since 1996, operations expense as a percentage of revenues and operations expense per transaction have declined as a result of the Company's integration and restructuring efforts and increased operating leverage. Restructuring charges recorded in connection with the Company's integration activities have resulted in variability in the Company's quarterly operating results.

     Sales, Marketing and Client Services Expense. Sales, marketing and client services expense consists primarily of salaries, benefits, commissions and related indirect costs and expenditures for marketing programs, trade shows, advertising, help desk software and related client communications. As the Company continues to implement its growth strategy, sales, marketing and client services expenses are expected to continue to increase.

     Research and Development Expense. Research and development expense consists primarily of salaries, benefits and related indirect expenses associated with the design, research and development of new products and enhancements to existing current products. The development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility has been established, any additional software development costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting For the Cost of Computer Software To Be Sold, Leased or Otherwise Marketed." Amortization of purchased software and technology and of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of three to five years is assigned to purchased software and technology and an original estimated economic life of five years is assigned to capitalized software development costs. Amortization begins in the period in which the related product is available for general release to customers. During the nine months ended March 31, 1998, the Company capitalized $319,000 of software development costs on a project for which technological feasibility had been established but was not yet available for client release. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs were incurred between the establishment of technological feasibility and general client release of the product. The Company believes that the development of enhanced and new product offerings are essential to remaining competitive and it expects that development expenses will increase in the future.

     General and Administrative Expense. General and administrative expense primarily consists of salaries, benefits and related indirect costs for the administrative, executive, finance, legal, human resources and internal systems personnel, as well as accounting and legal fees. As the Company implements its growth strategy, general and administrative expenses are expected to increase.

     Depreciation and Amortization Expense. The Company depreciates the cost of its tangible capital assets on a straight-line basis over the estimated economic life of the asset: three to five years for computer equipment, five years for furniture and fixtures, and 20 to 25 years for buildings and improvements. Acquisition-related intangible assets, which include the value of software and client lists, are amortized based on the estimated useful economic life of the asset at the time of acquisition, and therefore will vary among acquisitions. The Company recorded amortization expense relating to goodwill and other intangible assets of $3,541,000 and $3,389,000 during the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the consolidated statements of operations of the Company expressed as a percentage of total revenues.

                                                                                   NINE MONTHS ENDED
                                                       YEAR ENDED JUNE 30,             MARCH 31,
                                                  ------------------------------   ------------------
                                                    1995       1996       1997       1997       1998
                                                  --------   --------   --------   --------   -------
Revenues ......................................      100%       100%       100%       100%      100%
Operating Expenses:
 Operations ...................................       60         60         48         48        41
 Sales, marketing and client services .........       22         22         25         25        26
 Research and development .....................       13          7          9         10        10
 General and administrative ...................       19         19         15         13        11
 Depreciation and amortization ................       18         16         15         14        16

NINE MONTHS ENDED MARCH 31, 1998 COMPARED TO NINE MONTHS ENDED MARCH 31, 1997

Revenues

     Revenues for the nine months ended March 31, 1998 were $30.2 million compared to $25.0 million in the corresponding period of fiscal 1997, representing an increase of 21%. The increase was primarily attributable to incremental revenue from the acquisitions of TCS and Stockton in February 1997 and November 1997, respectively, partially offset by the loss of revenues from operations that were divested. The increase was also due to the growth of the existing business.

     The Company processed 171 million transactions in the nine months ended March 31, 1998, compared to 112 million transactions processed in the corresponding period of fiscal 1997, representing an increase of 52%. The increase resulted from the addition of new clients, increased transaction volume from existing clients and the acquisitions of TCS and Stockton. The average price per transaction received by the Company declined by 13% between such periods, as a result of the greater proportion of transactions processed under contracts with volume-based terms and pricing and a larger proportion of lower priced eligibility verification transactions as a result of the acquisition of TCS.

Operating Expenses

     Operations expense was $12.5 million for the nine months ended March 31, 1998 compared to $12.1 million in the corresponding period of fiscal 1997, representing an increase of 3%. As a percentage of revenues, operations expense decreased from 48% for the first nine months of fiscal 1997 to 41% in the corresponding period of fiscal 1998. The containment of operations expense in the nine months ended March 31, 1998 was a result of ongoing cost reduction programs, systems consolidation for recent acquisitions and the impact of the divested operations, which results are included in the 1997 period but not the 1998 period.

     Sales, marketing and client services expense was $7.8 million for the nine months ended March 31, 1998 compared to $6.1 million in the corresponding period of fiscal 1997, representing an increase of 26%. As a percentage of revenues, sales, marketing and client services expense increased from 25% for the first nine months of fiscal 1997 to 26% in the corresponding period of fiscal 1998. This increase was primarily due to the inclusion of TCS and Stockton in the results of operations for the nine months ended March 31, 1998 and, to a lesser extent, increases in expenses relating to the hiring of new employees for client support and help desk service, the installation of help desk tracking software and resources devoted to telesales.

     Research and development expense was $2.9 million for the nine months ended March 31, 1998 compared to $2.5 million in the corresponding period of fiscal 1997, representing an increase of 18%. As a percentage of revenues, research and development expense was 10% for each such period. The Company capitalized $319,000 of software development costs in the first nine months of 1998, however, no software development costs were capitalized in the corresponding period of fiscal 1997. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs were incurred between the establishment of technological feasibility and general client release of the product.

     General and administrative expense was $3.3 million for the nine months ended March 31, 1998 and the corresponding period of fiscal 1997. As a percentage of revenues, general and administrative expense decreased from 13% for the first nine months of fiscal 1997 to 11% in the corresponding period of fiscal 1998. This decrease was primarily a result of cost controls and the consolidation and integration activities related to the Company's recent acquisitions.

     Depreciation and amortization expense was $4.8 million for the nine months ended March 31, 1998 compared to $3.5 million in the corresponding period of fiscal 1997, representing an increase of 38%. As a percentage of revenues, depreciation and amortization expense increased from 14% for the first nine months of fiscal 1997 to 16% in the corresponding period of fiscal 1998. This increase was primarily attributable to the increased amortization expense related to the acquisitions of TCS in February 1997 and Stockton in November 1997.

     There were no acquisition-related expenses for the nine months ended March 31, 1998, as compared to $5.3 million of such expenses in the corresponding period of fiscal 1997. Included in the amount for the prior period is a $4.4 million write-off related to in-process research and development from the acquisition of TCS (for software that had not achieved technological feasibility and had no alternative use), and a contingent earnout charge of $990,000 recorded by the Company in connection with the EC&F purchase agreement. In addition, in the nine months ended March 31, 1997, the Company recorded a gain of $885,000 from a sale of securities. See Note 12 of "Notes to Consolidated Financial Statements."

YEAR ENDED JUNE 30, 1997 COMPARED TO JUNE 30, 1996

Revenues

     Revenues for the fiscal year ended June 30, 1997 were $35.3 million compared to $31.8 million in fiscal 1996, representing an increase of 11%. The increase was primarily attributable to revenue from the acquisition of TCS in February 1997, partially offset by the loss of revenues from operations that were divested. The increase was also due to the growth of the existing business.

     The Company processed 161 million transactions in the fiscal year ended June 30, 1997 compared to 129 million transactions processed in fiscal 1996, representing an increase of 25%. The increase resulted from the addition of new clients, the growth of business from existing clients and the TCS acquisition. The average price per transaction in fiscal 1997 declined by 4% from fiscal 1996, primarily as a result of the divested operations having higher claims pricing.

Operating Expenses

     Operations expense was $16.8 million for the fiscal year ended June 30, 1997 compared to $19.2 million in fiscal 1996, representing a decrease of 12%. As a percentage of revenues, operations expense decreased from 60% during the first nine months of 1996 to 48% in fiscal 1996. The operations expense improvement was a result of ongoing cost reduction programs, systems consolidation for recent acquisitions and the divestitures of non-core or unprofitable operations.

     Sales, marketing and client services expense was $8.8 million for the fiscal year ended June 30, 1997 compared to $7.1 million in fiscal 1996, representing an increase of 24%. As a percentage of revenues, sales, marketing and client service expense increased from 22% in fiscal 1996 to 25% in fiscal 1997. This increase was primarily due to the inclusion of the TCS acquisition in the results for five months and, to a lesser extent, to the addition of client support personnel and the increase in help desk tracking software expenses.

     Research and development expense was $3.3 million for the fiscal year ended June 30, 1997 compared to $2.1 million in fiscal 1996, representing an increase of 54%. As a percentage of revenues, research and development expense increased from 7% in fiscal 1996 to 9% in fiscal 1997. This increase in research and development expense was due to the hiring of new employees and other expenses related to the expansion of the Company's processing capacity and the implementation of new technology processing platforms throughout its data processing centers.

     General and administrative expense was $5.3 million for the fiscal year ended June 30, 1997 compared to $6.1 million in fiscal 1996, representing a decrease of 13%. As a percentage of revenues, general and administrative expense decreased from 19% in fiscal 1996 to 15% in fiscal 1997. This decrease was primarily a result of consolidation and integration activities.

     Depreciation and amortization expense was $5.3 million for fiscal year ended June 30, 1997 compared to $5.2 million in fiscal 1996, representing an increase of 2%. As a percentage of revenues, depreciation and amortization expense decreased from 16% in fiscal 1996 to 15% in fiscal 1997.

     Acquisition-related expenses for the fiscal year ended June 30, 1997 included a $4.4 million write-off related to in-process research and development from the acquisition of TCS (for software that had not achieved technological feasibility and had no alternative use), and a contingent earnout charge of $2.3 million recorded by the Company in connection with the EC&F purchase agreement. In addition, in the nine months ended March 31, 1997, the Company recorded a gain of $885,000 from a sale of securities. See Note 12 of "Notes to Consolidated Financial Statements."

YEAR ENDED JUNE 30, 1996 COMPARED TO JUNE 30, 1995

Revenues

     Revenues for the fiscal year ended June 30, 1996 were $31.8 million compared to $16.2 million in fiscal 1995, representing an increase of 96%. The increase in revenues was primarily attributable to the inclusion of MEDE OHIO results for the full 12 months in fiscal 1996, compared to nearly four months in fiscal 1995, the acquisition of Latpon in June 1995 and the acquisition of EC&F and Premier in October 1995.

Operating Expenses

     Operations expense was $19.2 million in the fiscal year ended June 30, 1996 compared to $9.8 million in fiscal 1995, representing an increase of 97%. As a percentage of revenues, operations expense was 60% for both periods.

     Sales, marketing and client services expense was $7.1 million in the fiscal year ended June 30, 1996 compared to $3.6 million in fiscal 1995, representing an increase of 95%, reflecting the impact of acquisitions. As a percentage of revenues, sales, marketing and client services expense was 22% for both periods.

     Research and development expense was $2.1 million for each of the fiscal years ended June 30, 1996 and 1995. As a percentage of revenues, research and development expense decreased from 13% in fiscal 1995 to 7% in fiscal 1996. This decrease in research and development expense as a percentage of revenues resulted from the inclusion of MEDE OHIO and EC&F in the Company's operations. Their products tended to be less development intensive.

     General and administrative expense was $6.1 million in the fiscal year ended June 30, 1996 compared to $3.1 million in fiscal 1995, representing an increase of 94%, reflecting the impact of acquisitions. As a percentage of revenues, general and administrative expense was 19% for both periods.

     Depreciation and amortization expense was $5.2 million in the fiscal year ended June 30, 1996 compared to $3.0 million in fiscal 1995, representing an increase of 73%. As a percentage of revenues, depreciation and amortization expense decreased from 18% in fiscal 1995 to 16% in fiscal 1996. The increase in depreciation and amortization expense was predominantly attributable to amortization related to three acquisitions treated under purchase accounting:
MEDE OHIO in March 1995; Latpon in June 1995 and EC&F/Premier in October 1995.

     During the fiscal year ended June 30, 1996, the Company wrote down approximately $10.0 million of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO. Such intangible assets were written down to the net present value of the estimated future cash flows to be derived from these clients as of June 30, 1996. The write-down was required due to a loss of approximately 25% of the acquired MEDE OHIO client base. In addition, a contingent earnout charge of $538,000 was recorded in connection with the EC&F purchase agreement during the fiscal year ended June 30, 1996.

QUARTERLY OPERATING RESULTS

                                                                              THREE MONTHS ENDED
                                            --------------------------------------------------------------------------------------
                                              9/30/96     12/31/96     3/31/97      6/30/97      9/30/97     12/31/97     3/31/98
                                            ----------- ------------ ----------- ------------- ----------- ------------ ----------
                                                                                (IN THOUSANDS)
Revenues ..................................  $  8,179     $  7,831    $  8,954     $10,315      $  9,241     $  9,849    $11,099
Operating Expenses:
 Operations ...............................     4,298        3,683       4,123       4,713         4,285        3,942      4,258
 Sales, marketing and client services.          1,925        1,957       2,261       2,626         2,385        2,432      2,952
 Research and development .................       783          754         918         823           806        1,059      1,021
 General and administrative ...............     1,042        1,171       1,127       1,923         1,061        1,107      1,139
 Depreciation and amortization ............     1,102        1,044       1,356       1,791         1,554        1,573      1,719
 Acquired in-process research and
   development ............................        --           --       4,354          --            --           --         --
 Payment to former owners of ac-
   quired businesses ......................       330          330         330       1,311            --           --         --
                                             --------     --------    --------     -------      --------     --------    -------
Total operating expenses ..................     9,480        8,939      14,469      13,187        10,091       10,113     11,089
                                             --------     --------    --------     -------      --------     --------    -------
Income (loss) from operations .............    (1,301)      (1,108)     (5,515)     (2,872)         (850)        (264)        10
Other (income) expense ....................        --           --        (885)           (8)         --           --         13
Interest expense, net .....................       150          202         427         725           655          915        900
                                             --------     --------    --------     ---------    --------     --------    -------
Loss before provision for income taxes         (1,451)      (1,310)     (5,057)     (3,589)       (1,505)      (1,179)      (903)
Provision for income taxes ................        14           14          15          14            12           12         13
                                             --------     --------    --------     ---------    --------     --------    -------
Net loss ..................................  $ (1,465)    $ (1,324)   $ (5,072)    $(3,603)     $ (1,517)    $ (1,191)   $  (916)
                                             ========     ========    ========     =========    ========     ========    =======

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, the Company has used capital from external sources to fund its internal growth and operations and to make acquisitions. Such capital
requirements   have  been   provided  by  (i)  the  Company's   four   principal
stockholders, through periodic purchases of the Company's debt and equity securities and (ii) the Credit Facility. Since June 30, 1995 an investment fund affiliated with WCAS has purchased a Senior Subordinated Note in the principal amount of $25,000,000 and 370,993 shares of Common Stock from the Company for an aggregate $25.0 million, which was used in connection with the acquisition of TCS, to repay borrowings under the Credit Facility and for general working capital purposes. See "Certain Transactions."

     As of March 31, 1998, the Company had outstanding borrowings of $15,925,000 under the Credit Facility. Such borrowings currently bear interest at a weighted average rate of 7.07% per annum. The total availability under the Credit Facility is $20.0 million. See "Certain Transactions." All indebtedness under the Credit Facility has been, and currently is, guaranteed by the Company's four principal stockholders. The Company has received a letter from the lender under the Credit Facility committing to provide an amended credit facility with total available credit of $15.0 million. This facility would be comprised of a $7.5 million term loan to be used for acquisitions and a $7.5 million revolving credit loan to be used for working capital purposes, each with a maximum term of two years from October 31, 1998. Interest for the term and revolver loans is computed at .25% above the bank's base rate, or 1.25% above a Eurodollar based rate. Such borrowing rates are at the option of the Company for any particular period during which borrowings exist. Covenants under the existing agreement include: customary covenants and restrictions on additional liabilities and disposition of assets, achieving year 2000 compliance by August 1999, maintaining financial records and reporting, a maximum quarterly leverage ratio, a minimum interest coverage ratio, as well as prior approval for acquisitions. Borrowings under the Amended Credit Facility will not be guaranteed by any third party, but will be secured by substantially all the Company's assets, including the stock of the Company's subsidiaries. The Amended Credit Facility will contain restrictions on the payment of dividends on the Common Stock. See "Dividend Policy." It is anticipated that the Amended Credit Facility will take effect upon the consummation of the Offering.

     As of March 31, 1998, the Company had cash and cash equivalents of $1.5 million and net working capital of $3.3 million. Net cash used in operations was $1.7 million, $4.0 million and $3.8 million for the fiscal years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998, respectively. The $3.8 million net cash used in operations for the nine months ended March 31, 1998 was used primarily for contingent earnout charges on acquisitions made in prior fiscal years, and other accounts payable and accrued expenses totaling $3.7 million. In addition, $1.1 million of the net cash used was attributable to an increase in formulary accounts receivable relating to Stockton (formulary receivables normally have a 7-12 month collection cycle).

     Cash used for investment purposes was $4.9 million, $12.2 million and $11.6 million for the fiscal years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998, respectively. Cash used for investment purposes during the nine months ended March 31, 1998 was primarily used to acquire Stockton for $10.7 million and also to fund capital expenditures (predominantly computer and network hardware and software) in the amount of $646,000. The Company expects to spend at least $2.0 million per annum for the foreseeable future for capital investment to support growth in transaction processing.

     Cash provided by financing activities was $657,000, $15.5 million and $15.0 million for the fiscal years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998, respectively. Cash provided by financing activities during the nine months ended March 31, 1998 was primarily provided from borrowings under the Credit Facility which was partially offset by principal repayments of debt and capital lease obligations. In the fiscal year ended June 30, 1997, cash was provided by the issuance of a Senior Subordinated Note in the principal amount of $25,000,000 and 370,993 shares of Common Stock for aggregate proceeds of $25.0 million, which proceeds were partially offset by the repayment of outstanding borrowings under the Credit Facility and principal repayments of debt and capital lease obligations.


     Approximately $43.0 million of the proceeds of the Offering will be applied to the repayment of the Company's outstanding indebtedness under the Credit Facility and the Senior Subordinated Note. In connection with the repayment of outstanding indebtedness under the Credit Facility and the Senior Subordinated Note, the Company will record an extraordinary charge of approximately $1.7 million relating to the elimination of deferred financing costs associated with the Credit Facility and the write-off of the remaining discount on the Senior Subordinated Note. The Company expects to use the Amended Credit Facility to finance the Company's future acquisitions and general working capital needs. The Company also expects to finance acquisitions through the issuance of additional equity and debt securities. The Company believes that the proceeds of the Offering, together with existing cash balances and cash generated by operations in the near term, and the borrowings expected to be made available under the Amended Credit Facility, will be sufficient to finance the Company's operations for at least 18 months. However, future acquisitions may require funding beyond the Company's cash resources and currently anticipated capital or operating requirements could change, with the result that the Company may be required to raise additional funds through the public or private sale of additional securities. See "Risk Factors -- Acquisition Strategy; Need for Additional Capital."

YEAR 2000 COMPLIANCE


     The Company has reviewed the Year 2000 compliance of its systems and has adopted a program intended to ensure that it achieves compliance with respect to all products, services and internal systems in a timely manner. Under such plan, $1,020,000 has been budgeted through December 1999, of which $160,000 has been spent through April 30, 1998. Certain of the Company's physician benefit management clients are being migrated from the Company's PBM system in Ohio to its PBM system acquired from Stockton. The total revenue from such clients is expected to be $6,351,000 in fiscal 1999. A testing and migration timetable for all such clients has been developed, with migration activities scheduled for completion in mid-1999. The Company believes that it does not require additional technology to achieve

Year 2000 compliance and that it has sufficient resources to implement its plan. The Company expects that the combined amount of budgeted expenses for Year 2000 compliance plus the ongoing product development and development expenditures will increase as a percent of revenue in future periods. However, there can be no assurance that expenditures required to achieve compliance with Year 2000 requirements will not exceed those amounts. See "Risk Factors -- Year 2000 Compliance" and "Business -- Year 2000 Compliance."

IMPACT OF INFLATION

     Inflation has not had a material impact on the Company's historical operations or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These pronouncements are not expected to have a material impact on the Company's financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is not required to be adopted at this date. The Company is currently evaluating the impact of this statement on its financial statements.

NET OPERATING LOSSES

     As of March 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $34,650,000. Such loss carryforwards expire in the fiscal years 2005 through 2013. Because of certain changes in ownership, as defined in the Internal Revenue Code, which occurred during 1996 and 1995, certain of these net operating loss carryforwards are subject to annual limitations. See Note 7 of "Notes to Consolidated Financial Statements."

                                   BUSINESS

GENERAL

     MEDE AMERICA is a leading provider of EDI products and services to a broad range of providers and payors in the healthcare industry. The Company offers an integrated suite of EDI solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. In addition to offering greater processing speed, the Company's EDI products and services reduce processing costs, increase collection rates and result in more accurate data interchange. The Company maintains over 540 direct connections with insurance companies, Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and other third party payors, as well as over 500 indirect connections with additional payors through claims clearinghouses. Currently, the Company processes over 900,000 transactions per day for over 65,000 providers located in all 50 states. The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services.

     The Company was formed in March 1995 through the consolidation and subsequent spin-off of three subsidiaries of CES, in connection with the acquisition by First Data Corporation of CES' credit card processing business. The three subsidiaries, MedE America, Inc., MPC, and Wellmark, which comprised the healthcare services business of CES, historically provided EDI services to hospitals and physicians. Since its formation, the Company has expanded both through internal growth and the acquisition of five healthcare transaction processing businesses. As part of its strategy of providing an integrated suite of EDI products and services to a broad range of healthcare providers, the Company has focused on acquisitions that provided entry into new markets or expanded the Company's product suite. The Company has actively pursued the integration of its acquisitions and, in the process, has either divested, closed or restructured various operations of the acquired entities in order to eliminate non-core or redundant operations and achieve cost savings and operating efficiencies.

INDUSTRY OVERVIEW

     Innovations over the past decade in computer and telecommunications technologies have resulted in the development of EDI systems to electronically process and transmit information among the various participants in the healthcare industry. These systems were designed to replace paper-based recording and transmission of information, enabling greater processing speed, reduced processing costs and more accurate data interchange. Electronic processing enables providers to verify patient eligibility or obtain authorization for services at the time of appointment, registration or at the time of claim submission. The healthcare EDI processor then interfaces with the payor to obtain an eligibility or authorization confirmation, which is transmitted back to the provider. To obtain payment, providers must submit claims information in formats specified by the respective payors. Healthcare EDI processors can facilitate this process by utilizing customized software programs that can perform "edits" to the data supplied by providers and re-format that data to meet the data specifications of payors. Electronically transmitted claims are sent either directly from the provider to the payor, or through the healthcare EDI processor (which in turn transmits the claims to the payor directly or through one or more intermediaries). The claim is received and reviewed by the payor and the remittance response is communicated (usually not electronically) back to the provider. Each of these steps in the healthcare delivery process gives rise to a current or potential EDI transaction.

     According to Health Data Directory, in 1997 over 4.1 billion electronic and paper claims were paid in all sectors of the healthcare services market, and over the past five years healthcare claims increased at an average rate of 5.5% per year. The Company expects the volume of healthcare claims to continue to grow as the U.S. population ages and life expectancy of the U.S. population increases. The increase in claims has been accompanied by an increase in the proportion of claims that are electronically processed. From 1993 to 1997, the proportion of total healthcare claims that were electronically processed increased from 41% to approximately 60% at an average rate of 16% per year. The Company expects the electronic processing of healthcare claims to continue to increase as a result of increased reliance on electronic commerce and increased emphasis on cost containment in the healthcare industry.

     The penetration of electronic processing varies significantly among the different markets within the healthcare industry. According to Health Data
Directory,  in 1997 electronic  processing  accounted for  approximately  13% of total dental claims, 38% of total physician medical claims, 83% of total hospital medical claims and 86% of total pharmacy claims. The Company believes that there is significant market potential for EDI processing in the non-claim area, including eligibility verification, remittance transactions and other data exchange transactions such as claims tracking, referrals and physician scripting. The Company believes that EDI penetration in these non-claim transaction categories is low, and as a result, the EDI transaction growth in these areas will exceed that of the EDI claims processing market.

     As compared to claims processing, the electronic processing of non-claim information transactions in the healthcare industry, such as eligibility inquiries, enrollment in Medicare and Medicaid programs, referrals, formulary inquiries to pharmacy benefit managers and prescription delivery, has emerged only recently and is less pervasive. The Company believes that only a small percentage of non-claim information transactions are managed electronically. In addition to opportunities to expand its claims processing business, the Company believes that there are significant possibilities to expand electronic processing to non-claim areas in the healthcare market, for the following reasons:

   o As advanced technology continues to penetrate the healthcare industry, an increasing amount of healthcare data will be managed electronically. For example, healthcare providers are implementing practice management software systems to manage the clinical, financial and administrative aspects of their businesses. Increasingly, these software systems incorporate EDI processing capabilities.

   o Efforts by government and private insurers to contain healthcare costs are expected to motivate hospitals and physicians to use EDI not only to lower costs, but also to improve operating efficiencies and increase accuracy. For example, state Medicaid programs and some private insurance companies now encourage providers to verify patients' medical benefits eligibility electronically.

   o As the healthcare industry continues to undergo consolidation, the larger scale of the resulting entities may result in increased EDI use. For example, various managed care companies have encouraged their provider networks to utilize EDI for authorizations, enrollment verification, encounter reports and referrals.

     Currently, the EDI market is fragmented and consists of several nationally prominent EDI claims processors and several hundred regional EDI service providers who occupy selected niches in specialized markets and geographical sectors. Over the past several years, many of the regional EDI service providers have been acquired by national organizations. The Company believes that competitive conditions in the healthcare information industry will continue to favor consolidation as larger, more diversified organizations are able to reduce costs and offer an integrated package of standardized products and services.

COMPETITIVE STRENGTHS

     The Company believes that it has several competitive strengths which will enable it to capitalize on the significant growth opportunities in the healthcare EDI marketplace.

     COMPREHENSIVE SUITE OF EDI PRODUCTS AND SERVICES. The Company has followed a strategy of developing or acquiring EDI products and services that may be provided to a broad range of healthcare clients. The Company's products incorporate open architecture designs and "best of breed" technology and may be purchased as modular additions to the client's existing data storage and retrieval system, or as part of a comprehensive EDI processing system. They are designed to be compatible with a broad variety of hospital, medical, pharmacy and dental practice management and billing systems. In addition, new products can be added to respond to changing client requirements, and the scalability of the Com-pany's products permits the client to accommodate increasing transaction volumes without requiring substantial new investments in software and hardware. Because of these product characteristics, the Company believes it is well positioned to take advantage of the expected growth of EDI in areas such as eligibility, managed care transactions and pharmacy to physician scripting.

     BROAD AND DIVERSIFIED CLIENT BASE. The Company markets its products and services to a broad range of healthcare providers including the medical market, comprised of hospitals, clinics and physicians, the dental market comprised of small to medium-sized dental practice groups, and the pharmacy market, which includes retail pharmacies (independents and chains) as well as PBMs. In addition, the Company has relationships through practice management system vendors and other intermediaries. The Company's client base is highly diversified, consisting of approximately 42,000 pharmacies, 8,000 dental offices, 1,000 hospitals and clinics and 14,000 physicians. The Company's broad and diversified client base provides it with transaction-based revenues that tend to be recurring and positions it to capitalize on the rapid consolidation taking place within the healthcare industry.

     DIRECT RELATIONSHIPS WITH PROVIDERS AND PAYORS. The Company has developed over 540 direct connections with healthcare payors including Medicare and Medicaid agencies, Blue Cross and Blue Shield systems and commercial insurance companies, and the Company is able to access over 500 additional payors through contractual relationships with multiple claims clearinghouses. Additionally, the Company has direct client relationships with providers such as hospitals, clinics, physicians and pharmacies. The range of MEDE AMERICA's services and the extent of its connectivity with payors provides the opportunity to achieve deeper penetration of its provider base, while at the same time offering more complete solutions to new clients. MEDE AMERICA believes that it is strongly positioned to offer reliable, one-stop shopping to both providers and payors for all their EDI needs.

     FOCUS ON CLIENT SERVICE. The Company has focused on implementing a wide range of client service and support functions. These support activities include the use of automated client service tracking software, expanded client help desk and account executive support functions, and extensive client feedback mechanisms. This focus has enhanced the Company's awareness of client needs and improved the Company's ability to respond to those needs. As a result of these activities, of the clients that contributed to the Company's revenues in the 1997 fiscal year, approximately 90% continued as clients of the Company and contributed to the Company's revenues in the nine months ended March 31, 1998. The Company believes that its high quality client service enhances the satisfaction of its clients and generates new revenue opportunities in the form of expanded transaction volume and sales of new products and services.

     LEADING TECHNOLOGY AND PRODUCT PLATFORMS. The Company recognizes the critical role of technology and telecommunications platforms to ensure reliable and high quality service. Over the past two years, MEDE AMERICA has invested significant capital in new hardware and software systems resulting in an estimated three-fold increase in transaction processing capacity. The Company has designed its products on a modular client/server model, using open architecture and commonly available hardware, with redundant processing capabilities. The Company's redundancies in its computing capacity and its dual-site operations enable it to provide uninterrupted processing and data transmission with little if any downtime. As a result of such technology investments, MEDE AMERICA believes it is able to provide high quality service to its clients in the form of high network availability, batch transaction reliability and high rates of payor claims acceptance. MEDE AMERICA also believes that its technology platform, which is operating at approximately one-third of its total capacity, provides it with substantial operating leverage.

     EXPERIENCED MANAGEMENT TEAM. Each member of the Company's senior management team has over 15 years of experience in the information technology and transaction processing industries and has extensive background in working with emerging companies in the information processing industry. The Company believes that the range and depth of its senior management team position it to address the evolving requirements of its clients and to manage the growth required to meet its strategic goals.

GROWTH STRATEGY

     The Company's mission is to be the leading provider of integrated healthcare transaction processing technology, networks and databases, enabling its clients to improve the quality and efficiency of their services. To achieve this objective, the Company is pursuing a growth strategy comprised of the following elements:

   o PROVIDE COMPREHENSIVE SUITE OF EDI SOLUTIONS. The Company believes that it is critical to provide a full range of state of the art EDI solutions to clients at every stage of the healthcare transaction spectrum. The Company strives to develop fully modular products with open architecture to allow for easy installation and integration with existing systems. These features enhance the ability of the Company to offer one-stop shopping for a client's EDI needs.

   o FURTHER PENETRATE EXISTING CLIENT BASE. The Company believes that the market for EDI transaction processing among its current clients has significant potential. As EDI becomes more widespread in the healthcare industry, the use of emerging EDI products and services such as eligibility, enrollment, electronic credit card transactions and electronic statement processing will become increasingly commonplace. The Company believes that it is well positioned to cross sell such emerging products and services to its existing client base.

   o DEVELOP NEW EDI PRODUCTS AND SERVICES. The Company intends to develop new EDI solutions to meet the evolving electronic transaction processing needs of its existing and future healthcare clients. The Company believes that the use of EDI will expand to encompass an increasing range of services such as referrals, remittances and workers' compensation transactions. The Company has a team of 97 research and development and technical support professionals dedicated to developing, supporting and commercializing new and enhanced EDI solutions. In addition, the Company intends to undertake acquisitions in order to expand its suite of product offerings.

   o UTILIZE STRATEGIC PARTNERSHIPS TO EXPAND CLIENT BASE. MEDE AMERICA's strategic alliances with vendors, distributors and dealers of practice management software have played an important role in building relationships with small groups of physicians, pharmacists and dentists. These companies promote MEDE AMERICA's EDI products as a modular addition to their practice management software. The Company also has strategic relationships with large hospital groups, Medicaid intermediaries, PBMs and professional organizations. The Company believes that such strategic partnerships provide important opportunities for increasing the Company's revenue base.

   o PURSUE STRATEGIC ACQUISITIONS. Currently, the EDI market includes several hundred regional EDI service providers which occupy selected niches in specialized markets and geographical areas. The Company intends to capitalize on the fragmented market for the provision of EDI services by aggressively pursuing consolidation opportunities in order to increase its client and revenue base, expand its product suite, enter into new geographic markets, utilize its operating leverage to increase efficiency and add new talent and technical capacity in emerging areas of the EDI processing industry.

SUITE OF EDI PRODUCTS AND SERVICES

     MEDE AMERICA's products and services enable its healthcare clients to process and transmit transactions more efficiently and accurately, reducing costs and increasing overall processing speed. The Company's EDI products incorporate open architecture designs and "best of breed" technology and may be purchased as modular additions to existing data storage and retrieval systems or as part of a comprehensive EDI processing system. They are designed to be compatible with a broad variety of hospital, medical, pharmacy and dental practice management and billing systems. In addition, new products can be added to respond to changing client requirements. The scalability of the Company's products permits its clients to accommodate increasing transaction volumes without substantial new investments in software and hardware. The following table illustrates the breadth of the Company's product and service offerings:

               MEDE AMERICA'S SUITE OF EDI PRODUCTS AND SERVICES

-----------------------------------------------------------------------------------------------------------------------
  NAME OF PRODUCT/SERVICE                   DESCRIPTION OF
    AND MARKETS SERVED                 PRODUCT/SERVICE FEATURES                              CLIENT BENEFITS
-------------------------- ----------------------------------------------- --------------------------------------------
HEALTHCARE CLAIM
 PROCESSING

MEDEClaim --                  o Downloads  claims data from client soft-             o Accelerates  cash flow through  faster
 All  Markets                   ware  applications and  provides  claims               claim reimbursement.
                                data entry and correction capability. Ed-            o Increases cash flow through high level of
                                its, formats and screens transaction data              payor acceptance of edited claims.
                                to meet payor-specific requirements.                 o Improves accounts receivables manage-
                                                                                       ment.
                                                                                     o Reduces administrative expenses.
------------------------------------------------------------------------------------------------------------------------------------
OTHER CLAIM SERVICES

MEDE Assist --                o Bills,  on a batch  basis,  pharmacy  pre-           o Improves  accounts receivable manage-
  Pharmacy                      scriptions and performs non-electronic                 ment and accelerates cash flow.
                                reconciliation and payor accounts re-                o Reduces administrative expenses.
                                ceivable management.

Claims Tracking --            o Tracks and provides a lock box service               o Improves accounts receivable manage-
  Dental                        for payor reimbursements.                              ment and accelerates cash flow.
------------------------------------------------------------------------------------------------------------------------------------
ELIGIBILITY VERIFICATION

MEDE Eligibility --           o Verifies patients' eligibility for specific          o Reduces costs by minimizing fraud.
  All Markets                   healthcare benefits for Medicaid and                 o Ensures patient services are supported
                                commercial payors.                                     by a designated health benefit plan.
                                                                                     o Reduces administrative expenses.
------------------------------------------------------------------------------------------------------------------------------------
MEDICAID ENROLLMENT

Medicaid                      o Processes and tracks Medicaid enrollment             o Reduces expenses through on-line
  Enrollment Manage-            applications allowing for the verification             application process.
  ment System (MEMS)            and processing of Medicaid claims. Uti-              o Reduces application processing time.
  -- Medical                    lized by hospitals and government agen-              o Improves Medicaid claims billing and col-
                                cies in New York, New Jersey and                       lection.
                                California.                                          o Reduces bad debt.
------------------------------------------------------------------------------------------------------------------------------------
TRANSACTION SWITCHING

MEDE Xchange --               o Routes real-time and batch transaction               o Reduces costs.
  All Markets                   data from clients to facilitate transaction          o Increases network availability and
                                transmission to payors.                                reliability.
                              o Supports a broad array of access methods             o Provides extensive payor connectivity.
                                including dial-up, dial to packet, ISDN and
                                frame relay.
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
 NAME OF PRODUCT/SERVICE                  DESCRIPTION OF
    AND MARKETS SERVED               PRODUCT/SERVICE FEATURES                                 CLIENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
REAL-TIME BENEFIT
 MANAGEMENT

MEDE Select --              o Adjudicates on-line claims, incorporat-             o Accelerates cash flow through faster
  All Markets                 ing patient eligibility and benefit review.           claim reimbursement.
                                                                                  o Increases cash flow through high level of
                                                                                    payor acceptance of edited claims.
                                                                                  o Improves accounts receivables management.
                                                                                  o Reduces administrative expenses.

------------------------------------------------------------------------------------------------------------------------------------
PHARMACY PRACTICE
 MANAGEMENT
 SYSTEMS (PPM)

Solution Plus --          o Facilitates dispensing, inventory and                o Expands drug pricing and coverage
  Pharmacy                  pricing of products for hospital, outpa-               capabilities.
                            tient and clinic pharmacies.                         o Improves cash flow.
                          o Provides on-line claims adjudication.                o Improves efficiency of pharmacy
                                                                                   management and operations.

------------------------------------------------------------------------------------------------------------------------------------

OTHER PRODUCTS AND
 SERVICES

Link --                   o Connects  physicians to pharmacies  for the          o Reduces costs related to manual genera-
   Medical and Pharmacy     transmission of prescriptions and related              tion and transmission of prescriptions.
                            information and approvals.                           o Increases accuracy and transmission speed
                                                                                   of prescriptions.

Formulary                 o Administers and manages formulary pro-               o Reduces drug costs and increases PBM
  Management --             grams for PBMs.                                        revenue through manufacturer incentives,
  Pharmacy                o Promotes the usage by healthcare plans of            o Promotes compliance with payor formu-
                            designated drug products.                              laries.

Patient Statements --     o Facilitates patient statement billing.               o Reduces costs and improves patient
  All Markets                                                                      relations.

Credit/Debit Card and     o Assists patients in making co-payments or            o Reduces bad debt and enhances patient
  Check Guarantee --        paying other out-of-pocket charges.                    convenience.
  All Markets

Additional EDI            o Processes data relating to referrals, en-            o Reduces practice expense and improves
  Transactions --           counters and benefit pre-certifications.               efficiency and patient relations.
  All Markets
------------------------------------------------------------------------------------------------------------------------------------

CLIENTS

     The Company markets its products primarily to hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups (including HMOs, PPOs and healthcare practice management vendors). The Company processes transactions for providers in all 50 states, with 75% of its transactions generated by providers in 28 states. The Company believes it is one of the largest pharmacy transaction routers in the U.S. (based on volume) serving more than 42,000 pharmacies in various EDI capacities. MEDE AMERICA has a strong presence in the medical market in New York, New Jersey, California,

Florida, Minnesota, and Ohio, currently providing EDI services to more than 1,000 hospitals and clinics, and 14,000 physicians. In the dental market, MEDE AMERICA serves more than 8,000 dental offices. No single client of the Company accounted for more than 3% of the Company's revenues in fiscal year 1997.

SALES, MARKETING AND CLIENT SERVICES

     The Company markets its products through a national sales and client services organization consisting of 75 sales associates organized according to market, client type and product category. The Company also has a client services organization consisting of 57 associates dedicated to help desk and client support functions. A significant component of compensation for all sales personnel is performance based, although the Company bases quotas and bonuses on a number of factors in addition to actual sales, such as client satisfaction and collection of receivables.

     MEDE AMERICA's marketing efforts include direct sales, telesales, strategic partnerships with healthcare vendors, trade shows, direct marketing, telemarketing, the Internet, and specific advertising and marketing campaigns where appropriate. In the medical and pharmacy markets, the Company's current strategic business alliances include relationships with some of the country's largest hospitals, hospital networks, hospital information systems vendors, practice management software vendors, pharmacy chains, healthcare organizations and payors. The Company also maintains strategic alliances with certain state Medicaid programs.

     MEDE AMERICA's strategic alliances with vendors, distributors and dealers of practice management software have played an important role in building relationships with individual and small groups of physicians, pharmacies and dentists. These companies promote MEDE AMERICA's EDI products as modular additions to their practice management software. MEDE AMERICA has also won endorsements from 18 state dental associations, representing nearly half of all dentists in practice today. The Company's sales channels include targeting dental practice management companies and payor-driven programs aimed at their network providers. Recent significant expansion of MEDE AMERICA's direct connectivity to dental payors has contributed to its ability to generate revenue from this market while at the same time eliminating its dependence on other processors and clearinghouses.

RESEARCH AND DEVELOPMENT

     As of June 30, 1998, the Company employed 65 people in the areas of product design, research and development, and 32 people in the areas of quality assurance and technical support. The Company's product development strategy is focused on continuous enhancement of its existing products to increase their functionality and ease of use, and the development of new products for additional EDI transactions and telecommunications offerings. Particular attention is devoted to the ongoing integration of developed and acquired systems and applications into a consolidated suite of EDI product offerings and supporting services for the markets served by the Company.

     In the Company's 1995, 1996 and 1997 fiscal years, research and development expenditures totaled $2,051,000, $2,132,000 and $3,278,000, respectively, representing approximately 13%, 7% and 9%, respectively, of the Company's total revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TECHNOLOGY AND OPERATIONS

     MEDE AMERICA recognizes the crucial role of technology and telecommunications in the EDI marketplace. Since the beginning of fiscal 1996, the Company has acquired new hardware and software and made data center improvements costing more than $5.0 million. As a result, the Company is currently operating at approximately one-third of its operating capacity. The continuing use of newer emerging technologies and platforms has contributed significantly to the Company's current operational position. Examples of such innovations include the use of Internet technologies for data transmissions, on-line transaction monitoring tools and development of Windows-based front-end applications for clients.

Advanced Open Architecture

     MEDE AMERICA's products and applications offer clients the benefits of an "open architecture" EDI system. As a result, a client's system can expand or change without incurring significant incremental capital expenditures for hardware or software. The open architecture of the Company's systems also improves reliability and connectivity, and facilitates the cross selling of MEDE AMERICA's products, in part because of the following characteristics:

   o SCALABILITY. The Company's systems are designed to take full advantage of the client/server environment, UNIX operating systems and Redundant Array of Inexpensive Disks ("RAID") technology, allowing clients to expand their processing capacity in order to accommodate the growth of their businesses.

   o MODULARITY. The Company's client/server systems have been developed with discrete functionality that can be replicated and utilized with additional hardware. This modularity enables MEDE AMERICA to optimize application and hardware performance.

   o REDUNDANCY. The implementation of a dual site, geographically dispersed On-Line Transaction Processing ("OLTP") switch (Twinsburg, Ohio and
      Mitchel Field, New York) and RAID technology for batch processing significantly reduces the risk of business interruption. Each site is designed to be entirely self-supporting.

   o OPEN SYSTEMS. Through the use of an open systems architecture MEDE AMERICA is able to add new functionality to applications without re-designing its applications or architecture.

   o INDUSTRY STANDARDS. Through the adoption and active use of pertinent standards for healthcare EDI processing, MEDE AMERICA can support client and payor processing requirements and provide standard interfaces to other EDI processing organizations.

   o EASE OF USE. The Company's products are either Windows-based or GUI-based and function in UNIX, Novell and Windows NT operating environments, thereby enhancing ease of use by MEDE AMERICA's clients.

   o TELECOMMUNICATIONS OFFERINGS. MEDE AMERICA is an early adopter of emerging telecommunications systems enabling the Company to migrate to newer services, such as ISDN, dial to packet, frame relay, virtual private networks and Internet communications. These new offerings provide the Company with a competitive advantage through improved service levels or pricing. To ensure reliable connectivity to its EDI clients, the Company has established relationships with multiple telecommunications vendors.

COMPETITION

     Competition in the market for the Company's products and services is intense and is expected to increase. The EDI market is characterized by rapidly changing technology, evolving user needs and frequent introduction of new products. Many of the Company's competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than the Company. In addition, many of the Company's competitors also currently have, or may develop or acquire, substantial installed client bases in the healthcare industry. As a result of these factors, the Company's competitors may be able to respond more quickly to new or emerging technologies, changes in client requirements and political, economic or regulatory changes in the healthcare industry, and may be able to devote greater resources to the development, promotion and sale of their products than the Company.

     The Company's principal competitors include National Data Corporation, Envoy Corporation and SSI, Inc. in claims processing and eligibility verification; QuadraMed Corporation in claims processing; Medifax, Inc. and HDX Healthcare Data Exchange Corporation in eligibility verification; and Envoy Corporation in the dental market. MEDE AMERICA also may face potential competition from other companies not currently involved in healthcare electronic data transmission, which may enter the market as EDI becomes more established. The Company believes that existing and potential clients in the healthcare EDI market evaluate the products and services of competing EDI providers on the basis of the compatibility of the provider's software, cost, ease of installation, the range of applications available, the quality of service and the degree of payor connectivity. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations. During the past several years, the healthcare industry has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. For example, legislation has been proposed that would mandate standards and impose restrictions on the Company's ability to transmit healthcare data and recently, Congress has had under consideration proposals to reform the healthcare system. While some of these proposals, if enacted, could increase the demand for EDI products and services in the healthcare industry by emphasizing cost containment, they might change the operating environment for the Company's clients in ways that cannot be predicted. Healthcare organizations could react to these proposals by curtailing or deferring investments, including those for the Company's products and services.

     The confidentiality of patient records and the circumstances under which such records may be released for inclusion in the Company's databases are subject to substantial regulation. State laws and regulations govern both the disclosure and the use of confidential patient medical record information. Although compliance with these laws and regulations is at present principally the responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are evolving rapidly. The Health Insurance Portability and Accountability Act, passed in 1997, mandates the establishment of national standards for the confidentiality of patient data, as well as record keeping, data format and data security obligations that will apply to transaction processors, among others. It is possible that standards so developed will necessitate changes to the Company's operations. Additional legislation governing the dissemination of medical record information has been proposed at both the federal and state levels. This legislation may require holders of such information to implement security measures that may require substantial expenditures by the Company. There can be no assurance that changes to state or federal laws will not materially restrict the ability of healthcare providers to submit information from patient records using the Company's products. See "Risk Factors -- Proposed Healthcare Data Confidentiality Legislation."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. To date, the Company has expended approximately $160,000 in addressing Year 2000 problems. The Company estimates that it will incur approximately $860,000 in additional costs relating to its Year 2000 compliance program; however, there can be no assurance that such amount will be sufficient to cover all costs relating to Year 2000 issues. The Company believes that the majority of all transactions being processed by it are running on Year 2000 compliant systems. However, the Company believes that some systems with which its own computers interact (for example, some payor and practice management systems) are not yet Year 2000 compliant, and that the failure of these systems to be made Year 2000 compliant in a timely manner may adversely affect some of the Company's operations. In addition, certain systems operated by MEDE AMERICA are not yet Year 2000 compliant. The applications running on these systems are expected to be discontinued, migrated to other systems or corrected before 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance." However, there can be no assurance that the Company's systems will achieve Year 2000 compliance in a timely manner, if at all. See "Risk Factors -- Year 2000 Compliance."

EMPLOYEES

     As of June 30, 1998, the Company employed 364 people, including 112 in operations, 75 in sales, 12 in marketing, 57 in client services, 65 in research and development, 15 in finance, 18 in administration and ten in corporate. None of the Company's employees is represented by a union or other collective bargaining group. The Company believes its relationship with its employees to be satisfactory.

FACILITIES

     The following chart summarizes the Company's facilities and their monthly transaction capacities:

                                                                            ESTIMATED
                                                                             MONTHLY
                                                                           TRANSACTION        OWNED/LEASE
           FACILITY             PERSONNEL         TRANSACTION TYPE           CAPACITY       EXPIRATION DATE
------------------------------ ----------- ------------------------------ ------------- ----------------------
Ohio (Primary Medical and          152     Eligibility                      2,000,000   Owned
 Pharmacy Data Center)                     Real-Time Benefit Management     6,000,000
                                           Switching                       48,000,000
New York (Secondary Medical         33     Eligibility Enrollment           2,000,000   January 2003
 and Pharmacy Data Center)                                                     25,000
Georgia (Dental Data Center)        56     Dental Claims                    1,600,000   January 2001
Corporate Headquarters,            115     Real-Time Benefit Management     2,000,000   Various dates between
 Sales & Development                                                                    January 1999 and Feb-
 Offices (5 sites) and                                                                  ruary 2003.
 PBM Processing


INTELLECTUAL PROPERTY

     The Company considers its methodologies, computer software and many of its databases to be proprietary. The Company relies on a combination of trade secrets, copyright and trademark laws, contractual provisions and technical measures to protect its rights in various methodologies, systems, products and databases. The Company has no patents covering its software technology. Due to the nature of its application software, the Company believes that patent and trade secret protection are less significant than the Company's ability to further develop, enhance and modify its current products. However, any infringement or misappropriation of the Company's proprietary software and databases could disadvantage the Company in its efforts to retain and attract new clients in a highly competitive market and could cause the Company to lose revenues or incur substantial litigation expense. The Company seeks to protect its proprietary information through nondisclosure agreements with its consultants, clients and potential clients, and limits access to, and distribution of, its proprietary information. See "Risk Factors -- Dependence on Intellectual Property; Risk of Infringement."

     Substantial litigation regarding intellectual property rights exists in the software industry, and the Company expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in the Company's industry segment grows and the functionality of products overlaps. Although the Company believes that its products do not infringe on the intellectual rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. See "Risk Factors -- Dependence on Intellectual Property; Risk of Infringement."

LEGAL PROCEEDINGS

     In June 1995, the Company acquired substantially all of the assets of Latpon for a purchase price of $2,470,000, plus the assumption of approximately $963,000 of liabilities. On June 6, 1998, Curtis J. Oakley filed a complaint with the Supreme Court of the State of New York, County of Nassau asserting multiple causes of action against several persons, including a cause of action naming the Company as a defendant, based on his alleged ownership of a 22% interest in Latpon. According to the complaint, Mr. Oakley's claim against the Company is for $2 million or such other amount as may be equivalent to the present value of his alleged ownership interest in Latpon's predecessor. The Company believes that it is fully indemnified by the former owners of Latpon under the Latpon acquisition agreement against any costs or damages arising from this claim. By letter dated July 10, 1998, one of the former owners of Latpon confirmed that he would indemnify the Company in accordance with the terms of the acquisition agreement.

RECENT DEVELOPMENTS

     On July 17, 1998, the Company entered into a Transaction Processing Agreement (the "Processing Agreement") with Medic Computer Systems, Inc. ("Medic"), a subsidiary of Misys plc that develops and licenses software for healthcare providers, principally physicians, MSOs and PPMs. Under the Processing Agreement, the Company will undertake certain software development obligations, and on July 1, 1999 it will be the exclusive processor (subject to certain exceptions) for Medic's subscribers for medical reimbursement claims submitted to payors with whom MedE has or establishes connectivity. Under the Processing Agreement, the Company will be entitled to certain revenues to be paid by payors as well as certain fees to be paid by Medic. The Processing Agreement sets forth detailed performance criteria and development and implementation timetables. The Processing Agreement is for a fixed term of five years, with annual renewals thereafter.

     Contemporaneously, to ensure a close working relationship between the parties, on July 17, 1998 the Company granted to Medic a warrant (the "Medic Warrant") to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance. The Medic Warrant contains customary weighted average antidilution provisions. The Company and the principal stockholders associated with WCAS and WBCP have agreed that following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affilates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:


               NAME                   AGE    POSITION
----------------------------------   -----   -----------------------------------------------------

Thomas E. McInerney(2) ...........    56     Chairman of the Board of Directors
Thomas P. Staudt .................    45     President and Chief Executive Officer, Director
Richard P. Bankosky ..............    55     Chief Financial Officer, Treasurer and Secretary
James T. Stinton .................    48     Chief Information Officer
William M. McManus ...............    43     Senior Vice President and General Manager -- Medical
                                             and Pharmacy
Roger L. Primeau .................    55     Senior Vice President and General Manager -- Dental
Anthony J. de Nicola(1) ..........    34     Director
Timothy M. Murray(1)(2) ..........    46     Director


----------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Set forth below is information about each of the Company's executive officers and directors.

     THOMAS E. MCINERNEY has been Chairman of the Board of Directors of the Company since March 1995 and a general partner of WCAS, an investment firm which specializes in the acquisition of companies in the information services and healthcare industries, since September 1986. Prior to joining WCAS, Mr. McInerney was President and Chief Executive Officer of Dama Telecommunications Corporation, a voice and data communications services company which he co-founded in 1982. Mr. McInerney has also been President of the Brokerage Services Division and later Group Vice President-Financial Services of ADP, with responsibility for the ADP divisions that serve the securities, commodities, bank, thrift and electronic funds transfer industries, and has held positions with the American Stock Exchange, Citibank and American Airlines. Mr. McInerney holds a B.A. degree from St. Johns University, and attended New York University Graduate School of Business Administration. He is a director of Aurora Electronics, Inc., The BISYS Group, Inc. and several private companies.

     THOMAS P. STAUDT has been a director and the President and Chief Executive Officer of the Company since March 1995. He served as President and Chief Operating Officer of CES from May 1993, and as a director from August 1994, until the sale of CES to First Data Corporation and the formation of the Company in March 1995. At CES, Mr. Staudt was responsible for credit card and healthcare transaction processing operations. Prior to joining CES, Mr. Staudt was President and Chief Operating Officer of Harbridge Merchant Services, Inc., which he joined in December 1991. Mr. Staudt has also held positions with A.C. Nielsen, a subsidiary of Dun & Bradstreet Corporation, and Wells Fargo Bank. Mr. Staudt holds a B.S. degree from the U.S. Naval Academy and an M.B.A. from San Francisco State University.

     RICHARD P. BANKOSKY has been Chief Financial Officer, Treasurer and Secretary of the Company since May 1996. He served as Chief Financial Officer and Treasurer for TII Industries, Inc. from April 1995 to February 1996. Prior to joining TII, he was Chief Financial Officer, Treasurer and Secretary for TSI International Software Ltd from February 1989 to April 1995. Mr. Bankosky also served as Chief Financial Officer and Secretary for V Band Systems Inc., was founder and Chief Operating Officer of NCR Credit Corporation and served as Director of Corporate Development at NCR Corporation. He holds a B.E.E. degree in Computers and Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Adelphi University.

     JAMES T. STINTON has been Chief Information Officer of the Company since October 1995. He served as Release Manager at Charles Schwab & Company from April 1992 to September 1995. In that position he was responsible for the development, coordination, testing and implementation for the Microsoft NT and UNIX Client Server software. Prior to joining Charles Schwab & Company, he was POS Systems Architect and Vice President at Wells Fargo Bank from February 1982 to April 1992. Mr. Stinton holds a degree from ONC Business Studies, Coventry Technical College, Coventry, England, and a graduate certificate from Consumer Banking Association, Retail Banking Management, McIntire Business School of the University of Virginia.

     WILLIAM M. MCMANUS has been Senior Vice President and General Manager -- Pharmacy and Medical of the Company since May 1997 and Senior Vice President and General Manager -- Pharmacy since February 1996. From April 1994 through
February 1996 he was head of pharmacy system sales for National Data Corporation. In that position he had overall responsibility for sales, marketing and product management programs. Prior to April 1994, Mr. McManus held senior level positions at OmniSYS, Inc., Healthcare Computer Corporation, PDX, Inc., and the computer division of Foxmeyer Corporation. Mr. McManus holds a B.S. degree in Health and Physical Education from the University of South Carolina and completed postgraduate courses in education and pharmacy at the University of South Carolina.

     ROGER L. PRIMEAU has been Senior Vice President and General Manager -- Dental of the Company since October 1996. From August 1989 through June 1996 he was Vice President, Administration and Customer Relations of National Electronic Information Corporation ("NEIC"). Prior to joining NEIC, Mr. Primeau worked at Columbia Life Insurance Co. and Aetna Life & Casualty in a variety of management positions. Mr. Primeau holds a B.S. degree in Biology from Holy Cross College.

     ANTHONY J. DE NICOLA has been a director of the Company since March 1995 and has been a general partner of WCAS since April 1994. Prior to joining WCAS, Mr. de Nicola was an associate at William Blair & Company, L.L.C., an investment banking firm with which he had been affiliated since 1990. Previously, Mr. de Nicola worked in the Mergers and Acquisitions Department of Goldman Sachs & Co. and held positions at McKinsey & Company and IBM. Mr. de Nicola holds a B.A. degree from DePauw University and an M.B.A. from Harvard Business School. He is a director of SEER Technologies, Inc. and several private companies.

     TIMOTHY M. MURRAY has been a director of the Company since March 1995 and is a principal of William Blair & Company, L.L.C., an investment banking firm with which he has been associated since 1979. He has also been the managing partner of William Blair Leveraged Capital Fund since its formation in 1988 and is a Managing Director of WBCP. Mr. Murray holds a B.A. degree from Duke University and an M.B.A. from the University of Chicago. He is a director of Daisytek International Corporation and several private companies.

THE BOARD OF DIRECTORS

COMMITTEES OF THE BOARD OF DIRECTORS

     The only standing committees of the Board of Directors of the Company are the Audit Committee and the Compensation Committee. The Audit Committee reviews the results and scope of audits and other services provided by the Company's independent public accountants. Its members are Messrs. de Nicola and Murray. In May 1998, the Board of Directors constituted a Compensation Committee composed of Messrs. McInerney and Murray which will be responsible for making recommendations concerning salaries and incentive compensation for executive officers of the Company. Prior to May 1998, the Board of Directors had sole responsibility for establishing executive officer compensation. Thomas E. Staudt, the Company's President and Chief Executive Officer, participated in the deliberations of the Board concerning executive compensation.

COMPENSATION OF DIRECTORS

     Prior to the Offering, the directors of the Company received no compensation in respect of their service on the Board of Directors. Following the Offering, under the "New Stock Plan" (as defined in, and described more fully under, "-- Employee Benefit Plans"), each director who is not an employee of the Company or any parent, subsidiary or affiliate of the Company and is not (and is not affiliated with) a beneficial owner of 5% or more of the voting stock of the Company (a "non-employee director") will be paid an annual retainer of $7,500, plus $1,000 for each Board of Directors or committee meeting attended, and will receive annually a non-qualified stock option to purchase up to 1,000 shares of Common Stock at the fair market value of the Common Stock on the date of grant.


     Directors are entitled to reimbursement for out-of-pocket expenses incurred while attending meetings of the Board of Directors or committee meetings.


DESIGNATED DIRECTOR

     The Company and the principal stockholders associated with WCAS and WBCP have agreed that, following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.


EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation paid by the Company to its Chief Executive Officer and each of the four other most highly paid executive officers of the Company (the "Named Executive Officers") in the 1997 fiscal year:

                          SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                       ANNUAL COMPENSATION                     AWARDS
                                        ------------------------------------------------- ---------------
                                                                                             SECURITIES
                                                                           OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 SALARY($)      BONUS($)(1)   COMPENSATION($)   OPTIONS(#)(2)   COMPENSATION($)
-------------------------------------  ----------------- ------------- -----------------  --------------- ----------------
Thomas P. Staudt ......................      180,000         50,000               --          220,414            --
 President and Chief Executive
 Officer
Richard P. Bankosky ...................      135,000         20,000               --           29,461            --
 Chief Financial Officer, Treasurer
 and Secretary
William M. McManus ....................      122,072         20,000           68,558           27,279            --
 Senior Vice President and General
 Manager -- Pharmacy and Medical
Roger L. Primeau ......................       85,000 (3)     12,000               --           18,113            --
 Senior Vice President and General
 Manager -- Dental
James T. Stinton ......................      152,500         20,000               --           34,917            --
 Chief Information Officer ............

----------
(1) Bonuses are granted under a bonus formula annually established by the Board of Directors, based upon the performance (measured by EBITDA) of the Company (or certain operating divisions thereof). Unless a specified percentage of the EBITDA target is achieved, no bonus is paid. EBITDA targets are adjusted to reflect accounting changes, acquisitions and other significant, one-time events.

(2) Total number granted through June 30, 1997 (exercised and unexercised).

(3) Mr. Primeau's employment commenced in October 1996.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding grants of options to purchase Common Stock in fiscal 1997 to each of the Named Executive
Officers:

                                                                                               POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED
                                                                                                 ANNUAL RATES OF
                                                                                                      STOCK
                                                                                               PRICE APPRECIATION
                                                     INDIVIDUAL GRANTS                         FOR OPTION TERM(1)
                              ---------------------------------------------------------------- -------------------
                                    NUMBER OF          % OF TOTAL
                                   SECURITIES       OPTIONS GRANTED    EXERCISE
                               UNDERLYING OPTIONS   TO EMPLOYEES IN     PRICE      EXPIRATION
                                   GRANTED(#)        FISCAL YEAR(2)   ($/SHARE)       DATE       5%($)     10%($)
                              -------------------- ----------------- ----------- ------------- --------- ---------
Thomas P. Staudt ............         2,182               4.27%          5.73       2/14/07      7,863     19,926
Richard P. Bankosky .........         2,182               4.27%          5.73       2/14/07      7,863     19,926
William M. McManus ..........         5,455              10.68%          5.73             (3)   19,657     49,816
Roger L. Primeau ............        18,112              35.47%             (4)           (5)   65,268    165,401
James T. Stinton ............         2,182               4.27%          5.73       2/14/07      7,863     19,926

----------
(1) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. The assumed 5% and 10% annual rates of appreciation (compounded annually) over the term of the option are set forth in accordance with the rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock price appreciation.

(2) Based upon total grants of options to purchase 51,059 shares in fiscal year 1997.

(3) Of  such  options,  2,182  expire February 14, 2007 and 3,273 expire June 9,
    2007.

(4) Of such options, 16,367 are at an exercise price of $4.58 and 1,745 are at an exercise price of $5.73.

(5) Of such options, 16,367 expire September 16, 2006 and 1,745 expire February 14, 2007.

AGGREGATED  OPTION  EXERCISES  IN  LAST  FISCAL  YEAR AND FISCAL YEAR-END OPTION
VALUES

                                NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                    UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                       JUNE 30, 1997(#)                  JUNE 30, 1997($)
                                -------------------------------   ------------------------------
                                 EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                                -------------   ---------------   -------------   --------------
Thomas P. Staudt ............      65,469           133,120          $300,000        $612,500
Richard P. Bankosky .........       5,455            24,005            25,000         112,500
William M. McManus ..........       7,637            19,641            38,750          92,500
Roger L. Primeau ............           0            18,112                 0          85,000
James T. Stinton ............       6,546            28,370            30,000         132,500

SEVERANCE AGREEMENTS

     The Company maintains severance agreements with each of its executive officers providing for salary continuation for a period of six months (twelve months in the case of Mr. Staudt) if the executive is terminated for any reason other than malfeasance, misconduct or moral turpitude.

NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENTS

     Each executive officer and certain other employees of the Company have entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with the Company, the terms of which are as follows. For a term of 12 months following the cessation of such employee's employment with the Company, the employee will neither compete with the Company in the United States nor solicit any customer or employee of the Company. In addition, the employee will not disclose any trade secrets (as defined in the agreement) and, for a term of 12 months following the cessation of his or her employment by the Company, will not disclose any confidential information (as defined in the agreement).

EMPLOYEE BENEFIT PLANS

     Under the MEDE AMERICA Corporation and its Subsidiaries Stock Option and Restricted Stock Purchase Plan (the "Stock Plan"), up to 655,000 shares of Common Stock are reserved for issuance to the officers and employees of the Company. These shares may be issued either outright, as restricted stock awards, or they may be issued pursuant to either "incentive stock options" under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or "non-qualified" stock options. As of June 30, 1998, options to purchase up to an aggregate 483,041 shares of Common Stock were outstanding, of which 212,758 options were exercisable. The weighted average exercise price for all options granted under the Stock Plan is $4.84 per share. Following the Offering, the Board of Directors has provided that no additional grants or awards will be made under the Stock Plan.

     Under the MEDE AMERICA Corporation and its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan (the "New Stock Plan"), a variety of awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), "non-qualified" stock options, restricted stock awards and other stock-based awards, may be granted to officers, employees, directors, consultants and advisors of the Company and its subsidiaries. An aggregate, 1,500,000 shares of Common Stock are currently reserved for issuance under the New Stock Plan. The Board of Directors will initially administer the New Stock Plan, but may delegate such responsibility to a committee of the Board (the "Plan Administrator").

     The terms and conditions of individual awards made to employees and consultants and, except as described below, non-employee directors, may vary, subject to the following guidelines: (i) the exercise price of options may not be less than 85% of the fair market value of the Common Stock on the date of grant provided, however, that neither (a) the exercise price of incentive stock options nor (b) the exercise price of non-qualified stock options intended to qualify as "performance-based compensation" within the meaning of the Code may be less than 100% of the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to a stockholder owning in excess of 10% of the total combined voting power of all classes of Company stock, 110% of the fair market value); (ii) the maximum number of shares of Common Stock which may be the subject of awards granted to any employee under the New Stock Plan during any calendar year may not exceed 300,000; (iii) the term of incentive stock options may not exceed ten years from the date of grant; and (iv) no awards may be granted after June 30, 2008.

     Except as described below with respect to non-employee directors, the Plan Administrator determines, within the guidelines set forth above, the amount of each award, the conditions and limitations applicable to the exercise of an option, the exercise price therefor and the form of payment that may be used to exercise the award, which may include cash, check, shares of Common Stock and promissory notes.

     Each non-employee director automatically receives non-qualified stock options to purchase up to 1,000 shares of Common Stock upon his or her initial election to the Board of Directors and upon each anniversary thereof upon which he or she is still serving as a director. The exercise price for each such option is the fair market value on the date of grant. Non-employee director options vest six months after grant and the exercise period may not exceed ten years, provided that, subject to certain exceptions in the event of death or disability, no non-employee director options may be exercised more than 90 days after such director ceases to serve as a director.

     The Board of Directors may grant restricted and unrestricted share awards entitling recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or a part of such shares at their purchase price from the recipient in the event that conditions specified by the Plan Administrator are not satisfied prior to the end of the applicable restricted period. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered during the applicable restricted period. The Plan Administrator may, in its sole discretion, grant or sell (at a purchase price per share equal to at least 85% of the fair market value) shares of Common Stock free of any restrictions under the New Stock Plan. In the event of a merger or sale of all or substantially all the assets of the Company, the Board of Directors may, in its discretion, take any one or more of certain actions including accelerating all unvested or unrealizable awards, terminating all unexercised options and requiring the acquiring company to assume all outstanding awards.

     While the Company currently anticipates that most grants under the New Stock Plan will consist of stock options, the Company may also grant restricted stock awards, which entitle recipients to acquire shares of Common Stock subject to certain conditions. Options or other awards that are granted under the New Stock Plan but expire unexercised are available for future grants. Vesting of options under the New Stock Plan would be subject to acceleration at the discretion of the Board of Directors under certain circumstances.


     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), employees of the Company, including directors of the Company who are employees, are eligible to participate in semi-annual plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the date the offering terminates. The first offering period under the Purchase Plan will not commence until the completion of the Offering.


     In fiscal 1998, the Company has granted options to purchase an aggregate 37,095 shares of Common Stock to the Named Executive Officers, as follows:
12,001 shares for Mr. McManus, 8,729 shares for Mr. Staudt and 5,455 shares for each of Messrs. Bankosky, Stinton and Primeau. Such options have an exercise price of $5.73 per share of Common Stock.

     In addition, on [July ], 1998, the Board the Directors determined to grant options to purchase an aggregate 400,000 shares of Common Stock under the New Stock Plan to certain employees of the Company (including the Named Executive Officers) contingent upon consummation of the Offering. Such options, which include both incentive and non-qualified stock options, will have an exercise price equal to the price to the public in the Offering and generally will vest ratably over four years from the date of grant except that the initial installment of options to be granted to certain executive officers, including the Named Executive Officers, will vest immediately upon consummation of the Offering. The grants to be received by each of the Named Executive Officers are as follows: 160,000 shares for Mr. Staudt, 40,000 shares for each of Messrs. Bankosky and McManus, 16,000 shares for Mr. Primeau and 30, 000 shares for Mr. Stinton.

                             CERTAIN TRANSACTIONS

     In June 1995, the Company acquired MEDE OHIO, through a merger between the Company and the parent of MEDE OHIO ("Parent"). Parent was owned by Welsh, Carson, Anderson & Stowe V, L.P. ("WCAS V"), which had formed Parent to acquire MEDE OHIO in an all cash merger that was consummated in March 1995. The acquisition price of MEDE OHIO, including amounts required to finance the merger and to provide MEDE OHIO with working capital and pre-merger bridge financing, was approximately $22.6 million. The exchange ratio in the merger between Parent and the Company was based on the acquisition cost of MEDE OHIO and an independent valuation of the Company that was performed in connection with the spin-off of the Company by CES. In the merger and a related offering to raise working capital for the Company, the Company issued an aggregate 1,772,354 shares of Common Stock and 171,889 shares of Preferred Stock to investment funds and individuals affiliated with WCAS, and an aggregate 866,504 shares of Common Stock and 28,987 shares of Preferred Stock to investment funds affiliated with WBCP.

     In October 1995, WCAS V and Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), each advanced the Company $1.75 million as bridge financing for the Company's acquisition of EC&F and Premier. The loan bore interest at the rate of 10% per annum and matured on December 31, 1995. The Company repaid the loan in December 1995.

     On December 18, 1995, the Company issued to its four principal stockholders, WCAS V, WCAS VI, William Blair Capital Partners V, L.P. ("Blair V"), and William Blair Leveraged Capital Fund, Limited Partnership ("Blair LCF"), warrants to purchase an aggregate 52,532 shares of Common Stock at an exercise price of $4.58 per share in connection with their agreement to guarantee the Company's obligations under the Credit Facility.

     On January 10, 1997, the Company increased the amount of available borrowings under the Credit Facility, and in connection therewith, WCAS V, WCAS VI, Blair V and Blair LCF, each agreed to guarantee payment of a portion of the additional debt to be incurred under the increased credit line. In consideration for such guarantees, the Company issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 18,330 shares of Common Stock. The warrants have a ten-year term and the exercise price thereunder is $5.73 per share.

     On October 31, 1997, the Company increased the amount of available borrowings under the Credit Facility, and in connection therewith, WCAS V, WCAS VI, Blair V and Blair LCF each agreed to guarantee payment of a portion of the additional debt to be incurred under the increased credit line. In consideration for such guarantees, the Company issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 34,200 shares of Common Stock. The warrants have a ten year term and the exercise price thereunder is $5.73 per share.

     On February 14, 1997 the Company issued a 10% Senior Subordinated Note due February 14, 2002 in the principal amount of $25,000,000, plus an aggregate 370,993 shares of Common Stock, to WCAS Capital Partners II, L.P. ("WCAS CP II"), for an aggregate purchase price of $25,000,000. WCAS CP II is an affiliate of each of WCAS V and WCAS VI, and Thomas McInerney and Anthony de Nicola, both directors of the Company, are general partners of the sole WCAS CP II general partner. The Company intends to use a portion of the proceeds of the Offering to repay in full the Credit Facility and the 10% Senior Subordinated Note. See "Use of Proceeds." The Company does not anticipate further borrowing from or seeking further loan guarantees from any of the entities referred to above.


     In connection with the issuance and sale of its 10% Senior Subordinated Note to WCAS CP II, the Company granted to WCAS CP II certain demand and "piggyback" registration rights pursuant to a Registration Rights Agreement, dated as of February 14, 1997 between the Company and WCAS CP II.

     On July 17, 1998 the Company granted to Medic the Medic Warrant to acquire 1,250,000 shares of the Company's Common Stock a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance. The Company and the principal stockholders associated with WCAS and WBCP have agreed that, following the completion of the Offering and until the earlier of the termination of the

Processing Agreement or the disposition by Medic and its affiliates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. As of the date of this Prospectus, Medic has not named a designee.


     In connection with the Offering, the terms of the Preferred Stock will be amended to provide for conversion of the aggregate liquidation value of the Preferred Stock including accrued but unpaid dividends into Common Stock at the price per share received by the Company upon the consummation of its initial public offering; provided further, however, that cash realized by the Company upon any exercise of the Underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into Common Stock. In addition, in connection with the Offering, the holders of the outstanding Common Stock purchase warrants agreed to exercise all such warrants by the net issuance exercise method for an aggregate shares of Common Stock. WCAS V, WCAS VI, Blair V and Blair LCF are the owners of an aggregate 193,100 shares of Preferred Stock, and warrants to purchase 52,532 and 52,533 shares of Common Stock at exercise prices of $4.58 and $5.73 per share, respectively.

     Blair V and Blair LCF, and Timothy Murray, a director of the Company, are each affiliates of William Blair & Company, L.L.C., an underwriter of the Offering. See "Underwriting."


                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of Common Stock offered hereby, by (i) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. The numbers of shares set forth below (i) give effect to the Recapitalization and the Reverse Stock Split, (ii) assume an Offering price of $14.00 per share of Common Stock, and (iii) assume a sale of 3,600,000 shares of Common Stock in the Offering. Unless otherwise indicated, the address for each stockholder is c/o the Company, 90 Merrick Avenue, Suite 501, East Meadow, New York 11554.

                                                     SHARES BENEFICIALLY OWNED(1)
                                                --------------------------------------
                                                                PERCENTAGE OWNED(2)
                                                              ------------------------
                                                                BEFORE        AFTER
     NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER      OFFERING      OFFERING
---------------------------------------------   -----------   ----------   -----------
Welsh, Carson, Anderson & Stowe (3) .........    5,754,393       72.10%        49.69%
 320 Park Avenue, 25th Floor
 New York, NY 10019

William Blair & Co., L.L.C. (4) .............      918,465       11.51%         7.93%
 222 West Adams Street
 Chicago, Illinois 60606

Mellon Bank, as Trustee (5) .................      617,852        7.74%         5.33%
 767 Fifth Avenue, 26th Floor
 New York, NY 10153

Thomas P. Staudt (6) ........................      166,211        2.05%         1.42%
Richard P. Bankosky .........................       11,346           -             -
James T. Stinton (7) ........................       13,529           -             -
William M. McManus (8) ......................       16,147           -             -
Roger L. Primeau (9) ........................        6,982           -             -
Thomas E. McInerney (10) ....................    5,622,136       70.44%        48.55%
 320 Park Avenue, 25th Floor
 New York, NY 10019


Anthony J. de Nicola (11) .........................   5,598,277      70.14%     48.34%
320 Park Avenue, 25th Floor

New York, NY 10019
Timothy M. Murray (12) ............................     915,319      11.47%      7.90%
222 West Adams Street
Chicago, Illinois 60606

All current directors and executive officers as a     6,762,026      83.15%     57.63%
group (10 persons).................................


----------
  -  Represents beneficial ownership of less than 1% of the Common Stock.

 (1) Gives effect to the Recapitalization and the Reverse Stock Split. Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) The percentages shown are based on 7,981,204 shares of Common Stock outstanding on June 30, 1998, plus, as to each entity or group listed unless otherwise noted, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Exchange Act as of such date, assuming exercise of options held by such holder that are exercisable within 60 days of the date of this Prospectus.

 (3) Includes 2,571,773 shares of Common Stock held by WCAS V, 2,587,939 shares of Common Stock held by WCAS VI, 62,233 shares of Common Stock held by WCAS Information Partners L.P. ("WCAS Info."), 370,993 shares of Common Stock held by WCAS CP II, and 161,455 shares of Common Stock held by individual partners of WCAS. Such partners are also partners of the sole general partner of each of the foregoing limited partnerships. The respective general partners of WCAS V, WCAS VI, WCAS Info. and WCAS CP II are WCAS V Partners, L.P., WCAS VI Partners, L.P., WCAS INFO Partners and WCAS CP II Partners. The individual partners of each of these partnerships include some or all of Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Richard H. Stowe, Thomas E. McInerney, Andrew M. Paul, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally and Laura M. VanBuren. The partners of WCAS who are also directors of the Company are Thomas E. McInerney (who is also Chairman of the Board of Directors) and Anthony J. de Nicola. Each of the foregoing persons may be deemed to be the beneficial owner of the Common Stock owned by WCAS.

 (4) Includes 601,489 shares of Common Stock held by Blair V, 313,830 shares of Common Stock held by Blair LCF and 3,146 shares of Common Stock held by an individual affiliated with WBCP. Timothy M. Murray, a partner of WBCP, is also a director of the Company and may be deemed to be a beneficial owner of the Company's Common Stock owned by WBCP.

 (5) Includes 308,926 shares of Common Stock held by Mellon Bank as Trustee for the General Motors Salaried Employees Pension Trust and 308,926 shares of Common Stock held by Mellon Bank as Trustee for the General Motors Hourly Rate Employees Pension Fund.

 (6) Includes options to purchase up to 109,551 shares of Common Stock.

 (7) Includes options to purchase up to 13,529 shares of Common Stock.

 (8) Includes options to purchase up to 16,147 shares of Common Stock.

 (9) Includes options to purchase up to 6,982 shares of Common Stock.

(10) Includes 2,571,773 shares of Common Stock held by WCAS V, 2,587,939 shares of Common Stock held by WCAS VI, 62,233 shares of Common Stock held by WCAS Info. and 370,993 shares of Common Stock held by WCAS CP II. Mr. McInerney disclaims beneficial ownership of such shares.

(11) Includes 2,571,773 shares of Common Stock held by WCAS V, 2,587,939 shares of Common Stock held by WCAS VI, 62,233 shares of Common Stock held by WCAS Info. and 370,993 shares of Common Stock held by WCAS CP II. Mr. de Nicola disclaims beneficial ownership of such shares.

(12) Includes 601,489 shares of Common Stock held by Blair V and 313,830 shares of Common Stock held by Blair LCF. Mr. Murray disclaims beneficial ownership of such shares.

                         DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. Upon completion of this Offering, and after giving effect to the Recapitalization and the Reverse Stock Split, there will be 11,581,204 shares of Common Stock (12,107,304 shares if the Underwriters' over-allotment option is exercised) and no shares of Preferred
Stock outstanding. As of June 30, 1998, before giving effect to the Recapitalization and the Reverse Stock Split there were 26,049,938 shares of Common Stock outstanding and 239,956 shares of Preferred Stock outstanding, held of record by 127 stockholders. In addition, as of June 30, 1998, before giving effect to the Recapitalization and the Reverse Stock Split there were outstanding options to purchase 2,213,600 shares of Common Stock and warrants to purchase 481,440 shares of Common Stock. Pursuant to the Recapitalization, all such warrants will be exercised (for an aggregate 66,375 post Reverse Stock Split shares), and all shares of Preferred Stock will be converted into an aggregate 2,229,982 shares of Common Stock (based on the aggregate liquidation preference of the Preferred Stock as of June 30, 1998, after giving effect to the Reverse Stock Split and assuming no exercise of the Underwriters' over-allotment option) prior to the consummation of the Offering. On July 17, 1998, the Company issued to Medic a warrant to purchase 1,250,000 shares of the Company's Common Stock. See "Prospectus Summary -- Recent Developments."


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities, subject to the liquidation preferences of the holders of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of this Offering and assuming no exercise of the Underwriters' over-allotment option, all of the outstanding shares of the Preferred Stock together with accrued but unpaid dividends thereon will be automatically converted at the public offering price into 2,229,982 shares of Common Stock.

     The Board of Directors is authorized, subject to certain limitations prescribed by Delaware law, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock, $.01 par value, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     As of June 30, 1998, there were outstanding warrants to purchase 66,375 shares of Common Stock (on a "net exercise" basis) held by four investors. These warrants will be exercised in full upon the closing of this Offering.

     On July 17, 1998 the Company granted to Medic the Medic Warrant to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance.


DELAWARE LAWS AND CERTAIN CHARTER AND BYLAW PROVISIONS; ANTI-TAKEOVER MEASURES

     Upon the consummation of this Offering made hereby, the Company will be subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of
Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     All directors elected to the Company's Board of Directors serve until the next annual meeting of the stockholders and the election and qualification of their successors or their earlier death, resignation or removal. The Board of Directors is authorized to create new directorships and to fill such positions so created. The Board of Directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the vacant directorship.


     The Company's Bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting. The notice by a stockholder must contain, among other things, certain information about the stockholder delivering the notice and a description of the proposed business to be brought before the meeting.


     Certain of the provisions of the Amended and Restated Certificate of Incorporation and Bylaws discussed above could make more difficult or discourage a proxy contest or other change in the management of the Company or the acquisition or attempted acquisition of control by a holder of a substantial block of the Company's stock. It is possible that such provisions could make it more difficult to accomplish, or could deter, transactions which stockholders may otherwise consider to be in their best interests.

     As permitted by the DGCL, the Amended and Restated Certificate of Incorporation provides that Directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as Directors, except for liability (i) for any breach of their duty of loyalty to the Company and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 or successor provisions of the DGCL or (iv) for any transaction from which the Director derives an improper personal benefit.

     The Amended and Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify its Directors and officers to the fullest extent permitted by Delaware law (except in some circumstances, with respect to suits initiated by the Director or officer) and advance expenses to such Directors or officers to defend any action for which rights of indemnification are provided. In addition, the Amended and Restated Certificate of Incorporation and Bylaws also permit the Company to grant such rights to its employees and agents. The Bylaws also provide that the Company may enter into indemnification agreements with its Directors and officers and purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors, officers and employees.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale."


     Upon completion of this Offering, the Company expects to have 11,581,204 shares of Common Stock outstanding (excluding 483,041 shares reserved for issuance upon the exercise of outstanding stock options and 1,250,000 shares reserved for issuance upon the exercise of the Medic Warrant) (12,121,204 shares of Common Stock outstanding if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,600,000 shares offered hereby will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations imposed by Rule 144, as described below.


     All of the remaining 7,981,204 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act, or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Of the restricted securities, 590,768 shares are eligible for sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act. A total of 7,343,585 additional restricted securities will be eligible for sale in the public market in accordance with Rule 144 or 701 under the Securities Act beginning 90 days after the date of this Prospectus. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rules 144 and 144(k), __________ restricted shares will be eligible for sale in the public market immediately after this Offering, restricted shares (excluding ______shares issuable upon the exercise of outstanding stock options) will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 115,673 shares after this Offering) or
(ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.


     In addition, the Company has granted demand and piggyback registration rights to WCAS CP II with respect to 370,993 shares of Common Stock and to Medic with respect to 1,250,000 shares of Common Stock issuable upon the exercise of the Medic Warrant. All or part of such shares may be sold in the public market following the exercise of such rights subject to the lock-up arrangements described below with respect to WCAS CP II and to vesting and exercise requirements with respect to the Medic Warrant.


     All officers, directors and certain holders of Common Stock beneficially owning, in the aggregate, shares of Common Stock and options to purchase shares of Common Stock, have agreed, pursuant to certain lock-up agreements, that they will not sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options to purchase Common Stock of the Company, for a period of 180 days after the date of this

Prospectus without the prior written consent of Smith Barney Inc. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. The Company is unable to predict the effect that sales may have on the then prevailing market price of the Common Stock. See "Management -- Employee Benefit Plans" and "Description of Capital Stock."

                                 UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

UNDERWRITER                                      NUMBER OF SHARES
-----------                                      ----------------
Smith Barney Inc. ..........................
William Blair & Company, L.L.C. ............
Volpe Brown Whelan & Company, LLC ..........






                                                     ------------
      Total ...................................
                                                     ============


     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., William Blair & Company, L.L.C. and Volpe Brown Whelan & Company, LLC are acting as representatives (the "Representatives"), propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 540,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers and directors and certain other holders of Common Stock and securities convertible into or exercisable or exchangeable for Common Stock have agreed that for a period of 180 days after the date of this Prospectus they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit an offer to purchase, contract to sell, grant any option to sell, pledge or otherwise dispose of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except in certain limited circumstances. See "Shares Eligible for Future Sale."

     In connection with this Offering and in accordance with applicable law and industry practice, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Smith Barney Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the past and present results of operations of the Company and the trend of such results of operations, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of this Offering and the market prices of similar securities of comparable companies at the time of this Offering.

     William Blair & Company, L.L.C., one of the Representatives of the Underwriters, is affiliated with Blair V and Blair LCF, two of the Company's principal stockholders and, by virtue of such affiliation, is, prior to the Offering, an "affiliate" of the Company within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, the Offering is being made in conformity with certain applicable provisions of Rule 2720. Smith Barney Inc., another Underwriter of the Offering (the "Independent Underwriter"), will act as a "qualified independent underwriter," as defined in Rule 2720, in connection with the Offering. The Independent Underwriter, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with the Offering. The price of shares of Common Stock sold to the public will be no higher than that recommended by the Independent Underwriter.

     Timothy M. Murray, a director of the Company, is a managing director of WBCP and a principal of William Blair & Company, L.L.C.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Reboul, MacMurray, Hewitt, Maynard & Kristol and for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1997 and March 31, 1998, and for each of the three years in the period ended June 30, 1997, and for the nine months ended March 31, 1998, included in this Prospectus, and the related financial statement schedule included else-where in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The statement of operations of Stockton for the year ended June 30, 1997 included in this Prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and has been so included in reliance upon such report given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1, including amendments thereto (the "Registration Statement"), under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: the New York regional office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago regional office located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material may also be obtained from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be accessed electronically at the Commission's Internet home page: (http:// www.sec.gov).

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants, and will make available quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                             PAGE
                                                                                             -----
MEDE AMERICA CORPORATION:
 Independent Auditors' Report ............................................................    F-2

 Consolidated Balance Sheets as of June 30, 1996 and 1997 and March 31, 1998 .............    F-3

 Consolidated Statements of Operations for the Years Ended June 30, 1995, 1996 and 1997
   and the Nine Months Ended March 31, 1997 (Unaudited) and 1998 .........................    F-4

 Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended June 30,
   1995, 1996 and 1997 and the Nine Months Ended March 31, 1998 ..........................    F-5

 Consolidated Statements of Cash Flows for the Years Ended June 30, 1995, 1996 and 1997
   and the Nine Months Ended March 31, 1997 (Unaudited) and 1998 .........................    F-6

 Notes to Consolidated Financial Statements ..............................................    F-7

THE STOCKTON GROUP, INC.:
 Independent Auditors' Report ............................................................   F-21

 Statements of Income for the Year Ended June 30, 1997 and the Three Months Ended
   September 30, 1997 (Unaudited) ........................................................   F-22

 Notes to Financial Statement ............................................................   F-23

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of MEDE America Corporation

We have audited the accompanying consolidated balance sheets of MEDE America Corporation and subsidiaries (the "Company") as of June 30, 1996 and 1997 and March 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1997 and the nine months ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MEDE America Corporation and subsidiaries as of June 30, 1996 and 1997 and March 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 and the nine months ended March 31, 1998 in conformity with generally accepted accounting principles.

Jericho, New York
May 8, 1998
(July 17, 1998 as to Note 13)


The accompanying consolidated financial statements include the effects of a reverse stock split of the Company's common stock anticipated to be approved by the Company's Board of Directors prior to the consummation of this public offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the reverse stock split, which is described in
Note 13 of the notes to consolidated financial statements and assuming that, from May 8, 1998 to the date of such reverse stock split, no other events will have occurred that would affect the accompanying consolidated financial statements and notes thereto.


DELOITTE & TOUCHE LLP
Jericho, New York
July 22, 1998

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   JUNE 30, 1996 AND 1997 AND MARCH 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                   PRO FORMA
                                                                                                                 STOCKHOLDERS'
                                                                             JUNE 30,                               EQUITY
                                                                    ---------------------------    MARCH 31,       MARCH 31,
                                                                        1996           1997           1998           1998
                                                                    ------------   ------------   -----------   --------------
                                                                                                                  (UNAUDITED)
                                                                                                                  (NOTE 1.O.)

ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ......................................    $   2,639      $   1,919      $   1,455
 Accounts receivable, less allowance for doubtful accounts of
   $1,400, $1,716, and $958, respectively........................        5,989          6,318          7,463
 Formulary receivables ..........................................           74            405          1,502
 Inventory ......................................................          136            172            240
 Prepaid expenses and other current assets ......................          661            486            489
                                                                     ---------      ---------      ---------
   Total current assets .........................................        9,499          9,300         11,149
PROPERTY AND EQUIPMENT -- Net (Notes 3 and 6) ...................        5,601          5,517          4,944
GOODWILL -- Net (Notes 1 and 2) .................................       23,059         25,177         32,408
OTHER INTANGIBLE ASSETS -- Net (Notes 1 and 4) ..................        4,340          5,014          5,247
OTHER ASSETS ....................................................          532            451            431
                                                                     ---------      ---------      ---------
TOTAL ...........................................................    $  43,031      $  45,459      $  54,179
                                                                     =========      =========      =========
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
 EQUITY
CURRENT LIABILITIES:
 Accounts payable ...............................................    $   2,567      $   2,134      $   2,753
 Accrued expenses and other current liabilities (Notes 5 and
   10) ..........................................................        9,739          9,195          4,880
 Current portion of long-term debt (Note 6) .....................        1,400            538            240
                                                                     ---------      ---------      ---------
   Total current liabilities ....................................       13,706         11,867          7,873
                                                                     ---------      ---------      ---------
LONG-TERM DEBT (Note 6) .........................................       10,201         24,623         40,259
                                                                     ---------      ---------      ---------
OTHER LONG-TERM LIABILITIES (Note 10) ...........................        1,173            215            761
                                                                     ---------      ---------      ---------
REDEEMABLE CUMULATIVE PREFERRED STOCK:
 $.01 par  value;  250 shares  authorized;  240  shares  issued and  outstanding (aggregate liquidation value of $23,996 plus ac-
  crued dividends) (Note 9) ....................................        26,423         28,823         30,623      $      --
                                                                     ---------      ---------      ---------      ---------
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS' (DEFICIT) EQUITY:
 Common stock, $.01 par value; 6,329 shares authorized; 5,280,
   5,671, and 5,680 shares issued and outstanding, respectively             53             57             57             79
 Additional paid-in capital .....................................       27,850         27,713         26,069         56,670
 Accumulated (deficit) equity ...................................      (36,375)       (47,839)       (51,463)       (51,463)
                                                                     ---------      ---------      ---------      ---------
   Total stockholders' (deficit) equity .........................       (8,472)       (20,069)       (25,337)     $   5,286
                                                                     ---------      ---------      ---------      ---------
TOTAL ...........................................................    $  43,031      $  45,459      $  54,179
                                                                     =========      =========      =========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED JUNE 30, 1995, 1996 AND 1997 AND
             NINE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                        NINE MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,                        MARCH 31,
                                                      ------------------------------------------   ---------------------------
                                                          1995           1996           1997           1997           1998
                                                      ------------   ------------   ------------   ------------   ------------
                                                                                                    (UNAUDITED)
REVENUES ..........................................    $  16,246      $  31,768      $  35,279       $ 24,964       $ 30,189
                                                       ---------      ---------      ---------       --------       --------
OPERATING EXPENSES:
 Operations .......................................        9,753         19,174         16,817         12,104         12,485
 Sales, marketing and client services .............        3,615          7,064          8,769          6,143          7,769
 Research and development (Note 1) ................        2,051          2,132          3,278          2,455          2,886
 General and administrative .......................        3,119          6,059          5,263          3,340          3,307
 Depreciation and amortization ....................        2,995          5,176          5,293          3,502          4,846
 Contingent consideration paid to former owners of
   acquired businesses (Note 2) ...................           --            538          2,301            990             --
 Write-down of intangible assets (Note 1) .........        8,191          9,965             --             --             --
 Acquired in-process research and development
   (Note 2) .......................................           --             --          4,354          4,354             --
 Spin-off expense (Note 10) .......................        2,864             --             --             --             --
                                                       ---------      ---------      ---------       --------       --------
 Total operating expenses .........................       32,588         50,108         46,075         32,888         31,293
                                                       ---------      ---------      ---------       --------       --------

LOSS FROM OPERATIONS ..............................      (16,342)       (18,340)       (10,796)        (7,924)        (1,104)
OTHER (INCOME) EXPENSE (Note 12) ..................           --            313           (893)          (885)            13
INTEREST EXPENSE, Net .............................          189            584          1,504            779          2,470
                                                       ---------      ---------      ---------       --------       --------
LOSS BEFORE PROVISION FOR INCOME
 TAXES ............................................      (16,531)       (19,237)       (11,407)        (7,818)        (3,587)

PROVISION FOR INCOME TAXES (Note 7) ...............           70             93             57             43             37
                                                       ---------      ---------      ---------       --------       --------

NET LOSS ..........................................      (16,601)       (19,330)       (11,464)        (7,861)        (3,624)

PREFERRED STOCK DIVIDENDS .........................          (27)        (2,400)        (2,400)        (1,800)        (1,800)
                                                       ---------      ---------      ---------       --------       --------
NET LOSS APPLICABLE TO COMMON
 STOCKHOLDERS .....................................    $ (16,628)     $ (21,730)     $ (13,864)      $ (9,661)      $ (5,424)
                                                       =========      =========      =========       ========       ========
BASIC NET LOSS PER COMMON SHARE ...................    $   (3.17)     $   (4.14)     $   (2.56)      $  (1.81)      $  (0.96)
                                                       =========      =========      =========       ========       ========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING -- BASIC .............................        5,238          5,245          5,425          5,345          5,677
                                                       =========      =========      =========       ========       ========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED JUNE 30, 1995, 1996 AND 1997 AND
                        NINE MONTHS ENDED MARCH 31, 1998
                                 (IN THOUSANDS)

                                                          COMMON STOCK     ADDITIONAL                      TOTAL
                                                        -----------------    PAID-IN    ACCUMULATED    STOCKHOLDERS'
                                                         SHARES   AMOUNT     CAPITAL      DEFICIT     EQUITY (DEFICIT)
                                                        -------- -------- ------------ ------------- -----------------
BALANCE, JULY 1, 1994 (Note 1) ........................     --   $--        $ 23,540     $    (444)      $  23,096
 Net loss .............................................     --    --              --       (16,601)        (16,601)
 Preferred stock dividends ............................     --    --             (27)           --             (27)
 Capital contribution by stockholders and shares issued
   in connection with MEDE OHIO acquisition, and
   capital reorganization (Note 8) ....................  5,237    52           3,952            --           4,004
 Capital contribution of intercompany debt owed to CES
   resulting from the Spin-off (Note 10) ..............     --    --           2,470            --           2,470
                                                         -----   ---        --------     ---------       ---------
BALANCE, JUNE 30, 1995 ................................  5,237    52          29,935       (17,045)         12,942
 Net loss .............................................     --    --              --       (19,330)        (19,330)
 Preferred stock dividends ............................     --    --          (2,400)           --          (2,400)
 Issuance of warrants .................................     --    --             121            --             121
 Exercise of stock options ............................     43     1             194            --             195
                                                         -----   ---        --------     ---------       ---------
BALANCE, JUNE 30, 1996 ................................  5,280    53          27,850       (36,375)         (8,472)
 Net loss .............................................     --    --              --       (11,464)        (11,464)
 Preferred stock dividends ............................     --    --          (2,400)           --          (2,400)
 Issuance of common stock .............................    371     4           2,121            --           2,125
 Issuance of warrants .................................     --    --              52            --              52
 Exercise of stock options ............................     20    --              90            --              90
                                                         -----   ---        --------     ---------       ---------
BALANCE, JUNE 30, 1997 ................................  5,671    57          27,713       (47,839)        (20,069)
 Net loss .............................................     --    --              --        (3,624)         (3,624)
 Preferred stock dividends ............................     --    --          (1,800)           --          (1,800)
 Issuance of warrants .................................     --    --              98            --              98
 Exercise of stock options ............................      9    --              40            --              40
 Compensation relating to grant of options ............     --    --              18            --              18
                                                         -----   ---        --------     ---------       ---------
BALANCE, MARCH 31, 1998 ...............................  5,680   $57        $ 26,069     $ (51,463)      $ (25,337)
                                                         =====   ===        ========     =========       =========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            YEARS ENDED JUNE 30, 1995, 1996 AND 1997 AND NINE MONTHS
                   ENDED MARCH 31, 1997 (UNAUDITED) AND 1998
                                 (IN THOUSANDS)

                                                                             YEAR ENDED JUNE 30,
                                                                ----------------------------------------------
                                                                      1995           1996           1997
                                                                --------------- ------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .....................................................    $(16,601)      $ (19,330)     $ (11,464)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization ...............................       2,995           5,176          5,418
  Provision for doubtful accounts .............................         518             406            316
  Write-down of intangible assets .............................       8,191           9,965             --
  Acquired in-process research and development ................          --              --          4,354
  (Gain) loss on sale of assets ...............................          --             313               (8)
  Non-cash compensation expense ...............................          --              --             --
  Changes in  operating  assets and  liabilities  net of
   effects of businesses acquired:
   Accounts receivable ........................................         648             977           (861)
   Formularly receivables .....................................          --             (74)          (331)
   Inventory ..................................................         (66)            262            (45)
   Prepaid expenses and other current assets ..................         (85)           (179)           175
   Other assets ...............................................          74             243             13
   Accounts payable and accrued expenses and other cur-
     rent liabilities .........................................        (589)            997           (629)
   Other long-term liabilities ................................       1,354            (409)          (958)
                                                                   --------       ---------      -----------
     Net cash used in operating activities ....................      (3,561)         (1,653)        (4,020)
                                                                   --------       ---------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Business acquisitions, net of cash acquired ..................     (21,566)         (3,648)       (11,450)
 Purchases of property and equipment ..........................        (508)         (1,271)        (1,477)
 Additions to goodwill and other intangible assets ............          --              --           (143)
 Proceeds from sale of property and equipment .................          --              --            461
 Proceeds from sale of net assets of Premier ..................          --              --            388
                                                                   --------       ---------      -----------
     Net cash used in investing activities ....................     (22,074)         (4,919)       (12,221)
                                                                   --------       ---------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholders ..........................................       4,484          (4,484)            --
 Issuance of Senior Subordinated Note .........................          --              --         22,875
 Issuance of preferred stock ..................................      23,996              --             --
 Issuance of common stock .....................................       4,004              --          2,125
 Proceeds from intercompany debt due to CES ...................       1,297              --             --
 Net proceeds (repayments) under Credit Facility ..............          --           8,250         (8,250)
 Principal repayments of debt .................................            (1)       (2,852)          (801)
 Principal repayments of capital lease obligations ............        (346)           (452)          (518)
 Exercise of stock options ....................................          --             195             90
                                                                   ----------     ---------      -----------
     Net cash provided by financing activities ................      33,434             657         15,521
                                                                   ----------     ---------      -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS ..................................................       7,799          (5,915)          (720)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD .......................................................         755           8,554          2,639
                                                                   ----------     ---------      -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................    $  8,554       $   2,639      $   1,919
                                                                   ==========     =========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest ....................................................    $    246       $     394      $   1,541
                                                                   ==========     =========      ===========
  Income taxes ................................................    $    348       $      69      $     111
                                                                   ==========     =========      ===========
 Non-cash investing and financing activities:
 Assets acquired under capital leases or by incurring debt.....    $    848       $     205      $     129
                                                                   ==========     =========      ===========
 Issuance of warrants .........................................    $     --       $     121      $      52
                                                                   ==========     =========      ===========

                                                                      NINE MONTHS ENDED
                                                                          MARCH 31,
                                                                -----------------------------
                                                                     1997           1998
                                                                -------------- --------------
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .....................................................   $ (7,861)      $ (3,624)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization ...............................      3,543          5,096
  Provision for doubtful accounts .............................        195            265
  Write-down of intangible assets .............................         --             --
  Acquired in-process research and development ................      4,354             --
  (Gain) loss on sale of assets ...............................           (8)          13
  Non-cash compensation expense ...............................         --             18
  Changes in  operating  assets and  liabilities  net of
    effects of  businesses acquired:
   Accounts receivable ........................................         17         (1,410)
   Formularly receivables .....................................       (105)        (1,097)
   Inventory ..................................................          9            (68)
   Prepaid expenses and other current assets ..................         94               (3)
   Other assets ...............................................         84            118
   Accounts payable and accrued expenses and other cur-
     rent liabilities .........................................     (2,368)        (3,696)
   Other long-term liabilities ................................       (945)           546
                                                                  ----------     ----------
     Net cash used in operating activities ....................     (2,991)        (3,842)
                                                                  ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Business acquisitions, net of cash acquired ..................    (11,450)       (10,674)
 Purchases of property and equipment ..........................       (703)          (646)
 Additions to goodwill and other intangible assets ............        (83)          (492)
 Proceeds from sale of property and equipment .................        218            182
 Proceeds from sale of net assets of Premier ..................        388             --
                                                                  ----------     ----------
     Net cash used in investing activities ....................    (11,630)       (11,630)
                                                                  ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to stockholders ..........................................         --             --
 Issuance of Senior Subordinated Note .........................     22,875             --
 Issuance of preferred stock ..................................         --             --
 Issuance of common stock .....................................      2,125             --
 Proceeds from intercompany debt due to CES ...................         --             --
 Net proceeds (repayments) under Credit Facility ..............     (8,250)        15,925
 Principal repayments of debt .................................       (636)          (508)
 Principal repayments of capital lease obligations ............       (336)          (449)
 Exercise of stock options ....................................         40             40
                                                                  ----------     ----------
     Net cash provided by financing activities ................     15,818         15,008
                                                                  ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS ..................................................      1,197           (464)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD .......................................................      2,639          1,919
                                                                  ----------     ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................   $  3,836       $  1,455
                                                                  ==========     ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Interest ....................................................   $    368       $  1,734
                                                                  ==========     ==========
  Income taxes ................................................   $     34       $     95
                                                                  ==========     ==========
 Non-cash investing and financing activities:
 Assets acquired under capital leases or by incurring debt.....   $     14       $    120
                                                                  ==========     ==========
 Issuance of warrants .........................................   $     52       $     98
                                                                  ==========     ==========

                See notes to consolidated financial statements.

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED JUNE 30, 1995, 1996 AND 1997 AND
                   NINE MONTHS ENDED MARCH 31, 1997 AND 1998
                 (Information as it relates to the nine months
                      ended March 31, 1997 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business - MEDE America Corporation and subsidiaries (the "Company") is a leading provider of electronic data interchange ("EDI") products and services to a broad range of providers and payors in the healthcare industry. The Company's integrated suite of EDI products and services permits hospitals, pharmacies, physicians, dentists, and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions through the claims payment process and obtain faster reimbursement for their services.

   The accompanying consolidated financial statements include the accounts of MEDE America Corporation and its wholly-owned subsidiaries: MEDE America, Inc. ("MEDE"), Medical Processing Center, Inc. ("MPC"), Wellmark Incorporated ("Wellmark"), Electronic Claims and Funding, Inc. ("EC&F"), Premier Dental Systems Corp. ("Premier"), and MEDE America Corporation of Ohio, Inc. ("MEDE OHIO") (formerly General Computer Corporation). MPC, Wellmark, and MEDE formerly constituted the healthcare information services business unit of Card Establishment Services ("CES"). On March 9, 1995, CES was acquired by First Data Corporation. Prior to this transaction, the former owners of CES spun off the healthcare information services business unit as a new company with MEDE America Corporation formed to serve as the holding company (the "Spin-off"). Because there was no change in ownership as a result of this Spin-off, the accompanying consolidated financial statements accounted for MEDE, MPC, and Wellmark on an historical cost basis. Effective July 1, 1997, MEDE, MPC and EC&F were merged into MEDE America Corporation.

   The Company has instituted certain cost reduction programs and anticipates continuing improvements in its operations. The Company anticipates that these changes, among others, should bring the Company to profitability which, when coupled with its revolving credit facility, will enable the Company to satisfy its short-term cash flow and working capital requirements. Additionally, the Company has received support from certain of its stockholders in the past and believes that continued support would be available if necessary to meet cash flow and working capital requirements. However, if the IPO (as herein defined) is consummated as proposed, such stockholders may not provide continued support (see Note 13).

b. Principles of Consolidation -- All significant intercompany transactions and balances are eliminated in consolidation.

c. Revenue Recognition -- Transaction and related formularly services revenues (if applicable) are recognized at the time the transactions are processed and the services are rendered. Other service revenues (including post-contract customer support) and other revenues (including revenues relating to insignificant obligations at the time sales are recorded) are recognized ratably over applicable contractual periods or as service is provided. Revenue from the licensing of software is recognized only after it is determined that the Company has no significant remaining obligations and that collectibility of the resulting receivable is probable. Revenue from hardware sales is recognized when the hardware is shipped.

d. Cash and Cash Equivalents -- The Company considers all highly liquid instruments with original maturity dates of three months or less to be components of cash and cash equivalents.

e. Accounts Receivable -- Accounts receivable are due primarily from companies in the healthcare industry. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

f. Formularly Receivables -- Formularly receivables represent amounts due for pharmacy related services provided to Practice Benefit Management ("PBM") clients. Services include prescription processing from EDI transactions and collecting and distributing pharmaceutical company fees for sponsored programs to the PBM client. These receivables have a 7-12 month collection cycle.

g. Inventory -- Inventory is stated at the lower of cost (first-in, first-out) or market.

h. Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the related assets.

i. Goodwill -- Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over 7 to 20 years. Accumulated amortization amounted to $1,858,000 $3,306,000 and $4,816,000 as of June 30, 1996 and 1997 and March 31, 1998, respectively.

j. Other Intangible Assets -- Other intangible assets include purchased client lists, purchased software and technology, and capitalized software development costs. Purchased client lists are amortized on a straight-line basis over three to five years. Amortization of purchased software and technology and of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of three to five years is assigned to purchased software and technology and an original estimated economic life of five years is assigned to capitalized software development costs. Amortization begins in the period in which the related product is available for general release to customers.

k. Software Development Costs -- The development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting For the Cost of Computer Software To Be Sold, Leased or Otherwise Marketed." During the nine months ended March 31, 1998, the Company capitalized $319,000 of software development costs on a project for which technological feasibility had been established but was not yet available for customer release. Prior to July 1, 1997, the Company did not have any software development projects for which significant development costs were incurred between the establishment of technological feasibility and general customer release of the product.

l. Impairment of Long-Lived Assets -- In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and/or other intangible assets may warrant revision or that all or a portion of the remaining balance may not be recoverable.

   As a result of this evaluation process, during the fiscal year ended June 30, 1995, the Company wrote-off goodwill totaling $8,191,000 related to the acquisitions of MPC and Wellmark. Such write-off was required as a result of losses incurred by MPC and Wellmark, the absence of new business generated by MPC and Wellmark (which the Company's management attributed to obsolete technology), projected operating and cash flow losses for MPC and Wellmark and as a result of the June 1995 acquisition of Latpon (as hereinafter defined) whose software technology was utilized to replace the systems used by MPC and Wellmark to provide services to clients. Also, as a result of this evaluation process, during the fiscal year ended June 30, 1996, the Company wrote-down approximately $9,965,000 of costs relating to client lists and related allocable goodwill obtained in the acquisition of MEDE OHIO. Such intangible assets were written down to the net present value of the estimated future cash flows to be derived from these clients as of June 30, 1996. The write-down was required due to a loss of approximately 25% of the acquired MEDE OHIO client base.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

m. Income Taxes -- The Company accounts for income taxes under SFAS No. 109, "Accounting For Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

n. Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o. Pro Forma Stockholders' Equity -- Pro forma stockholders' equity as of March 31, 1998 reflects the conversion of 239,956 shares of preferred stock plus $6,627,000 of accrued preferred stock dividends at the assumed initial public offering ("IPO") price of $14.00 per share. See Note 13.

p. Unaudited Interim Financial Statements -- In the opinion of management, the unaudited consolidated financial statements for the nine months ended March 31, 1997 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operation for interim periods are not necessarily indicative of the results to be expected for the entire year.

q. Reclassifications -- Certain amounts in prior years' financial statements have been reclassified to conform with the 1998 presentation.

2. ACQUISITIONS

a. MEDE OHIO -- In March 1995, the majority stockholder of the Company acquired all of the outstanding shares of MEDE OHIO for a cash purchase price of approximately $22,593,000, including transaction expenses. The majority stockholder subsequently merged MEDE OHIO into the Company (the "Merger") and contributed an additional $1,279,000 as part of the capital reorganization described in Note 8a. The Merger was recorded using the purchase method of accounting. The purchase price paid by the Company for MEDE OHIO to its majority stockholder was equal to the purchase price paid by its majority stockholder. Therefore, the purchase accounting adjustments relating to the acquisition of MEDE OHIO are based upon the estimated fair values of acquired assets and liabilities upon their acquisition by the majority stockholder of the Company in March 1995. Purchased software and technology and client lists were valued at $892,000 and $2,527,000, respectively. Purchased software and technology generally is being amortized over three years and purchased client lists are being amortized over five years (see Note 1). MEDE OHIO is a developer of electronic systems which provide EDI services relating to insurance claims for prescription and other medical services.

b. Latpon -- In June 1995, the Company purchased certain assets of Latpon Health Systems, Incorporated ("Latpon") for a cash purchase price of approximately $2,470,000, plus the assumption of approximately $963,000 of liabilities (primarily long-term debt). Purchased software and technology and client lists were valued at $850,000 and $143,000, respectively, and generally are being amortized over five years. Latpon provides electronic claims processing for hospital and hospital-based physician groups, as well as business office services that electronically and manually manage business office administration.

c. EC&F and Premier -- In October 1995, the Company acquired all of the outstanding shares of EC&F and Premier, which companies had common ownership, for a cash purchase price of approximately $4,050,000, including transaction expenses. The transaction was financed through loans ob-

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   tained from the Company's majority stockholder. Such loans were subsequently repaid with borrowings under the Company's Credit Facility. In addition, the Company is contingently liable for additional consideration if certain earnings levels are attained relating to EC&F during the three-year period following the consummation of the transaction. At June 30, 1996, the Company accrued $538,000 in connection with the contingent liability relating to earnings levels attained during the first year. At June 30, 1997, the Company accrued a settlement totaling $2,216,000 relating to the contingent liability for the second and third years. Purchased software and technology was valued at $764,000 and generally is being amortized over three years. EC&F and Premier are developers of electronic systems which provide EDI services to the dental industry. In March 1997, the Company sold the operating net assets of Premier for $540,000, including the buyer's assumption of $152,000 of Premier liabilities. There was no gain or loss on the sale of such net assets.

d. TCS -- In February 1997, the Company purchased certain assets of Time-Share Computer Systems, Inc. ("TCS") for $11,465,000, including transaction expenses. Purchased research and development, which had not reached technological feasibility and had no alternative future use amounted to $4,354,000 and was charged to operations at the acquisition date. Purchased software and technology was valued at $2,619,000 and generally is being amortized over three years. TCS provides data processing and information management services to healthcare providers and pharmacies through integrated electronic data interchange systems. The acquisition was financed by a portion of the proceeds from the Senior Subordinated Note and Share Purchase Agreement (as hereinafter defined) (Note 6).

e. Stockton -- In November 1997, the Company purchased certain assets and assumed certain liabilities of The Stockton Group, Inc. ("Stockton") for a cash purchase price of $10,674,000, including transaction expenses. In addition, the Company is contingently liable for additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) if Stockton's revenue during the 12-month period ended September 30, 1998 is at least $5,000,000. No accrual has been made for this contingent liability as of March 31, 1998. Such contingent consideration will be treated as additional purchase price and will, therefore, be added to goodwill when and if it becomes accruable. Purchased software and technology and client lists were valued at $968,000 and $742,000, respectively, and generally are being amortized over five years. Stockton is engaged in the business of providing EDI and transaction processing services to the healthcare industry. The transaction was financed through borrowings under the Company's revolving credit facility.

These acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of these acquired companies are included in the consolidated results of operations of the Company since the dates of their respective acquisitions. The purchase price of each acquisition has been allocated to the respective net assets acquired based upon their fair values. Goodwill, which represents the excess of cost over the estimated fair value of the net assets acquired, for these transactions were as follows: MEDE OHIO -- $22,395,000; Latpon -- $1,298,000; EC&F and Premier -- $3,586,000; TCS --
$4,092,000 and Stockton -- $8,704,000. Goodwill is being amortized over 20 years except for the goodwill recorded in connection with the acquisition of TCS which is being amortized over seven years.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The following unaudited pro forma information for the year ended June 30, 1997 and the nine months ended March 31, 1998 includes the operations of the Company, inclusive of the operations of both TCS and Stockton as if the acquisitions had occurred at July 1, 1996. This pro forma information gives effect to the amortization expense associated with goodwill and other intangible assets acquired, adjustments related to the fair market value of the assets and liabilities acquired, interest expense relating to financing the acquisitions, and related income tax effects.


                                                   YEAR ENDED      NINE MONTHS ENDED
                                                 JUNE 30, 1997      MARCH 31, 1998
                                                 ---------------   ------------------
                                                          (IN THOUSANDS)

Revenues ....................................      $  41,824           $ 31,835
                                                   =========           ========
Loss from operations ........................      $ (11,253)          $   (515)
                                                   =========           ========
Net loss ....................................      $ (13,604)          $ (3,320)
                                                   =========           ========
Net loss applicable to common stock .........      $ (16,004)          $ (5,120)
                                                   =========           ========
Basic net loss per share ....................      $   (2.95)          $  (0.90)
                                                   =========           ========

3. PROPERTY AND EQUIPMENT

                                                                        JUNE 30,
                                                   USEFUL LIVES    -------------------    MARCH 31,
                                                    (IN YEARS)       1996       1997        1998
                                                  --------------   --------   --------   ----------
                                                                            (IN THOUSANDS)
Land ..........................................                     $  489     $  210      $  104
Building and improvements .....................       20-25          2,452      2,190       2,156
Furniture and fixtures ........................           5            897      1,150       1,229
Computer equipment ............................         3-5          4,077      5,696       6,442
                                                                    ------     ------      ------
                                                                     7,915      9,246       9,931
Less accumulated depreciation and amortization.                      2,314      3,729       4,987
                                                                    ------     ------      ------
Property and equipment -- net .................                     $5,601     $5,517      $4,944
                                                                    ======     ======      ======

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

                                                    JUNE 30,
                                              ---------------------    MARCH 31,
                                                 1996        1997        1998
                                              ---------   ---------   ----------
                                                        (IN THOUSANDS)
Purchased client lists ....................    $2,989      $2,989       $3,732
Less, accumulated amortization ............       925       1,518        2,016
                                               ------      ------       ------
                                                2,064       1,471        1,716
                                               ------      ------       ------
Purchased software and technology .........     3,727       6,494        7,544
Less, accumulated amortization ............     1,451       2,951        4,332
                                               ------      ------       ------
                                                2,276       3,543        3,212
                                               ------      ------       ------
Software development costs ................        --          --          319
                                               ------      ------       ------
Other intangible assets -- net ............    $4,340      $5,014       $5,247
                                               ======      ======       ======

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

                                                            JUNE 30,
                                                        ---------------------    MARCH 31,
                                                           1996        1997        1998
                                                        ---------   ---------   ----------
                                                                  (IN THOUSANDS)
Accrued wages and related employee benefits .........    $1,020      $1,010       $1,554
Rebate liability ....................................     2,926         488           47
Pharmacy claims liability ...........................        91         576          798
Accrued professional fees ...........................       496         795          109
Deferred revenue ....................................       933         749          822
Accrued reorganization costs (Note 10) ..............     1,273       1,008           --
Due to former owners of acquired business ...........       538       2,216           --
Accrued litigation settlement .......................        --         860          145
Accrued interest ....................................        22           5          717
Other ...............................................     2,440       1,488          688
                                                         ------      ------       ------
Total ...............................................    $9,739      $9,195       $4,880
                                                         ======      ======       ======

6. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                 JUNE 30,
                                                                          -----------------------    MARCH 31,
                                                                             1996         1997         1998
                                                                          ----------   ----------   ----------
                                                                                     (IN THOUSANDS)
Senior subordinated note less unamortized discount of $2,000,000 at
 June 30, 1997 and $1,750,000 at March 31, 1998 (a)....................    $    --      $23,000      $23,250
Credit Facility (b) ...................................................      8,250           --       15,925
Obligations under capital leases (c) ..................................      1,158          769          440
Loan  payable  relating  to  an  acquisition,   collateralized  by
 $261,000  of certificates of deposits at March 31, 1998 due in quarterly payments of $15,000 through February 2002, interest at 6.7
 percent...............................................................        392          342          291
Note payable, in connection with the sale of certain assets due in monthly installments of $6,000 through January 2000, interest at 6.8
 percent ..............................................................        241          180          131
Notes payable to former shareholders of EC&F, repaid in 1998 ..........        117           95           --
Note payable,  collateralized  by land and building of MEDE OHIO, due in monthly installments of $19,000 through July 2000, interest at 12.5
 percent ..............................................................        730          592          462
Note payable to bank, repaid in 1997 ..................................        296           --           --
Note payable to bank, repaid in 1998 ..................................        173          173           --
Other .................................................................        244           10           --
                                                                           -------      -------      -------
                                                                            11,601       25,161       40,499
Less current portion ..................................................      1,400          538          240
                                                                           -------      -------      -------
Total .................................................................    $10,201      $24,623      $40,259
                                                                           =======      =======      =======

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(a) On February 14, 1997, the Company entered into an agreement with an affiliate of certain shareholders of the Company under which the Company issued a $25,000,000 senior subordinated note (the "Senior Subordinated Note") and 370,993 shares of its common stock valued at $2,125,000 (representing the estimated fair value of the Common Stock) for total consideration of $25,000,000 (the "Senior Subordinated Note and Share Purchase Agreement"). The $2,125,000 relating to the shares of common stock was recorded as a discount on the Senior Subordinated Note and is being amortized over the term of the Senior Subordinated Note. The Senior Subordinated Note bears interest at the rate of 10% per annum, payable quarterly. One half of the principal sum is due on February 14, 2001, and the second half is due on February 14, 2002. The terms of the Senior Subordinated Note and Share Purchase Agreement place restrictions on the consolidation, merger, or sale of the Company, indebtedness, and the payment of any cash dividends.

(b) The revolving line of credit from a bank (the "Credit Facility") , as currently amended on October 30, 1997, provides for maximum borrowings of $20,000,000 and expires on October 31, 1999. Borrowings under the agreement bear interest at either the bank's base rate, as defined, plus .25% or an offshore rate, as defined, plus 1.25%. The weighted average interest rate on outstanding borrowings at March 31, 1998 was 7.07%. The Company is required to pay a commitment fee of .375% per annum on the unused portion of the Credit Facility. All borrowings under the agreement are guaranteed by certain stockholders of the Company. In consideration for the granting of such guarantees, the stockholders were issued warrants to purchase 52,530 shares (valued at $121,000), 18,330 shares (valued at $52,000) and 34,200 shares (valued at $98,000) of the Company's common stock during the years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998, respectively. All warrants issued were valued using the Black-Scholes Option Pricing Model. The aggregate fair value of these warrants is recorded in other assets as deferred financing costs and is being amortized over the life of the agreement. The terms of the agreement, among other matters, require the Company to maintain certain leverage and interest coverage ratios and place restrictions on additional investments, indebtedness and the payment of any cash dividends.

(c) The Company leases certain computer and office equipment under capital lease arrangements expiring through July 2000. The gross value of the equipment held under capital leases was $1,980,000, $2,110,000, and $2,247,000 as of June 30, 1996 and 1997 and March 31, 1998, respectively, and the related accumulated amortization was $994,000, $1,524,000, and $1,848,000, respectively.

Maturities of long-term debt as of March 31, 1998 are as follows:

                                                                        DISCOUNT
                  YEAR ENDING JUNE 30,                       GROSS      ON NOTE       NET
--------------------------------------------------------   ---------   ---------   ---------
                                                                    (IN THOUSANDS)
1998 (three months from April 1, 1998 to June 30, 1998).    $   180     $   92      $    88
1999 ...................................................        580        394          186
2000 ...................................................     16,354        435       15,919
2001 ...................................................     12,591        481       12,110
2002 ...................................................     12,544        348       12,196
                                                            -------     ------      -------
Total ..................................................    $42,249     $1,750      $40,499
                                                            =======     ======      =======

Based upon the borrowing rates currently available to the Company for loans with similar terms, the fair value of the Company's debt approximates the carrying amounts.

7. INCOME TAXES

The provision for income taxes for the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998 consists entirely of current state income taxes.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The provision for income taxes varies from the amount computed by applying the statutory U.S. Federal income tax rate to the loss before provision for income taxes as a result of the following:

                                                                                                    NINE MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                        MARCH 31,
                                                  ------------------------------------------   ---------------------------
                                                      1995           1996           1997           1997           1998
                                                  ------------   ------------   ------------   ------------   ------------
                                                                               (IN THOUSANDS)
U.S. Federal statutory rate ...................     $ (5,621)      $ (6,541)      $ (3,878)      $ (2,658)      $ (1,220)
Increases (reductions) due to:
 Nondeductible expenses .......................        1,169          3,674            293            220            183
 State taxes ..................................           70             93             57             43             37
 Net operating losses not producing current tax
   benefits ...................................        4,452          2,867          3,585          2,438          1,037
                                                    --------       --------       --------       --------       --------
 Total ........................................     $     70       $     93       $     57       $     43       $     37
                                                    ========       ========       ========       ========       ========


The net deferred tax asset is comprised of the following:

                                                                    JUNE 30,
                                                           ---------------------------     MARCH 31,
                                                               1996           1997           1998
                                                           ------------   ------------   ------------
                                                                         (IN THOUSANDS)
Accounts receivable ....................................    $     607      $     685      $     375
Inventory ..............................................            2             --             --
Property and equipment .................................          (45)           (61)           197
Goodwill ...............................................        2,024          3,540          3,619
Other intangible assets ................................         (163)           366            410
Accrued expenses and other current liabilities .........        2,026          1,264            666
Net operating loss carryforwards .......................       10,121         12,656         13,861
                                                            ---------      ---------      ---------
                                                               14,572         18,450         19,128
Less valuation allowance ...............................      (14,572)       (18,450)       (19,128)
                                                            ---------      ---------      ---------
Total ..................................................    $      --      $      --      $      --
                                                            =========      =========      =========

The valuation allowance increased during the years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998 primarily as a result of additional net operating loss carryforwards and net deductible temporary differences, for which realization was not considered to be more likely than not. In the event that the tax benefits relating to the valuation allowance are subsequently realized, approximately $5,600,000 of benefits would reduce goodwill.

As of March 31, 1998, the Company had Federal net operating loss carryforwards of approximately $34,650,000. Such loss carryforwards expire in the fiscal years 2005 through 2013. Because of the changes in ownership, as defined in the Internal Revenue Code, which occurred during 1995 and 1996, certain net operating loss carryforwards are subject to annual limitations.

8. STOCKHOLDERS' EQUITY

a. Capital Reorganization -- In connection with the acquisition and subsequent merger of MEDE OHIO into the Company (Note 2), the capital structure of the Company was adjusted such that each existing common stockholder of the Company had the right to receive, in exchange for each common share held, either (i) a cash payment of one dollar (the "MEDE Cash Consideration"), or
   (ii) a unit consisting of one-half of one share of MEDE America Corporation newly issued common stock and five one-thousandths of a share of MEDE America Corporation newly issued preferred stock ("MEDE Unit"), together with cash in lieu of fractional interests.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   The Merger agreement required that a minimum of $5,000,000 of additional capital be contributed to the Company through the issuance of additional MedE Units ("Additional MEDE Units"). Stockholders who elected to receive the MEDE Units were eligible to purchase, through a subscription agreement, Additional MEDE Units up to the number that would maintain their pre-merger ownership percentage. The majority stockholder of the Company guaranteed, by adjusting the number of additional units they would purchase, that the excess of cash received from the sale of Additional MEDE Units over the MEDE Cash Consideration would yield the minimum of $5,000,000 of additional capital.

   As a result of the Merger and the related capital reorganization, the Company issued 5,237,456 shares of newly issued common stock and 239,956 shares of newly issued preferred stock (Note 9).

   The Company distributed $4,484 of MEDE Cash Consideration during July 1995.

b. Stock Option and Restricted Stock Purchase Plan -- In March 1995, the Company established a stock option and restricted stock purchase plan (the "Stock Plan"). The Stock Plan permits the granting of any or all of the following types of awards: incentive stock options ("ISOs"); nonqualified stock options ("NQSO"); or restricted stock. The Stock Plan authorizes the issuance of 655,000 shares of common stock. ISOs may not be granted at a price less than the fair market value of the Company's common stock on the date of grant (or 110 percent of the fair market value in the case of persons holding ten percent or more of the voting stock of the Company) and expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding ten percent or more of the voting stock of the Company). The vesting period relating to the ISOs is determined by the Option Committee of the Board of Directors at the date of grant. The exercise price, expiration date, and vesting period relating to NQSOs are determined by the Option Committee of the Board of Directors at the date of grant.

   The table below summarizes the activity of the Stock Plan for the years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998:

                                                                            WEIGHTED
                                            NUMBER          EXERCISE        AVERAGE
                                              OF             PRICE          EXERCISE
                                            SHARES           RANGE           PRICE
                                         ------------   ---------------   -----------
     Balance July 1, 1994 ............           --      $        --      $   --
       Options granted ...............      480,316     $       4.58      $  4.58
                                            -------     ------------      -------
     Balance June 30, 1995 ...........      480,316     $       4.58      $  4.58
       Options granted ...............      117,950     $       4.58      $  4.58
       Options exercised .............      (42,556)    $       4.58      $  4.58
       Canceled/lapsed ...............      (91,217)    $       4.58      $  4.58
                                            -------     ------------      -------
     Balance, June 30, 1996 ..........      464,493     $       4.58      $  4.58
       Options granted ...............       51,059     $ 4.58-$5.73      $  5.17
       Options exercised .............      (19,642)    $       4.58      $  4.58
       Canceled/lapsed ...............      (65,684)    $       4.58      $  4.58
                                            -------     ------------      -------
     Balance, June 30, 1997 ..........      430,226     $ 4.58-$5.73      $  4.64
       Options granted ...............       81,926     $       5.73      $  5.73
       Options exercised .............       (8,598)    $ 4.58-$5.73      $  4.64
       Canceled/lapsed ...............      (15,057)    $ 4.58-$5.73      $  4.62
                                            -------     ------------      -------
     Balance, March 31, 1998 .........      488,497     $ 4.58-$5.73      $  4.83
                                            =======     ============      =======

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

   During March 1998, the Company granted 47,565 options at an exercise price of $5.73 per share. Based upon an independent valuation, the Company later learned that the value of the Company's stock at the date of grant was $6.09. As a result, the Company recorded compensation expense of $18,000 relating to the granting of these options.

   Significant option groups outstanding at March 31, 1998 and related weighted average price and life information were as follows:

                                      WEIGHTED
                                       AVERAGE       WEIGHTED                     WEIGHTED
                                      REMAINING       AVERAGE                     AVERAGE
    RANGE OF           NUMBER        CONTRACTUAL     EXERCISE        NUMBER       EXERCISE
 EXERCISE PRICE     OUTSTANDING     LIFE (YEARS)       PRICE      EXERCISABLE      PRICE
----------------   -------------   --------------   ----------   -------------   ---------
$  4.58              381,260       7.5              $ 4.58          201,394      $ 4.58
$  5.73              107,237       9.6              $ 5.73           10,689      $ 5.73
                     -------                                        -------
                     488,497       7.9              $ 4.83          212,083      $ 4.64
                     =======                                        =======

   The Company applies APB opinion No. 25 and related interpretations in accounting for its Option Plan. Accordingly, no compensation cost has been recognized. If compensation cost for the Company's stock options had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share for the years ended June 30, 1996 and 1997 and the nine months ended March 31, 1998 would have been as follows:

                                                                                        NINE MONTHS
                                                            YEAR ENDED JUNE 30,            ENDED
                                                       -----------------------------     MARCH 31,
                                                            1996            1997           1998
                                                       -------------   -------------   ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net loss -- as reported .........................     $ (19,330)      $ (11,464)      $ (3,624)
   Net loss -- pro forma ...........................       (19,345)        (11,518)        (3,678)
   Basic net loss per share -- as reported .........         (4.14)          (2.56)         (0.96)
   Basic net loss per share -- pro forma ...........         (4.15)          (2.57)         (0.96)


   The weighted average fair value of the options granted for the years ended June 30, 1996 and 1997, and for the nine months ended March 31, 1998 is estimated at $1.56, $1.83, and $1.92 on the date of grant (using the minimum value option pricing model) with the following weighted average assumptions for the years ended June 30, 1996 and 1997, and for the nine months ended March 31, 1998, respectively: a risk-free interest rate of 5.93%, 6.39%, and 5.86%; an expected option life of seven years and no expected volatility or dividend yield. As required by SFAS No. 123, the impact of outstanding nonvested stock options granted prior to July 1, 1995 has been excluded from the pro forma calculation; accordingly, the 1996, 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments when the calculation will apply to all applicable stock options.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

c. Net income (loss) per share -- In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." Basic income per share is determined by using the weighted average number of shares of common stock outstanding during each period. Diluted income per share further assumes the issuance of common shares for all dilutive outstanding stock options and warrants as calculated using the treasury stock method. Diluted earnings per share is not shown for any of the periods presented because the effect of including outstanding options and warrants would be antidilutive. The calculation for the years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998 was as follows:

                                                             YEAR ENDED JUNE 30,
                                    ---------------------------------------------------------------------
                                                   1995                               1996
                                    ---------------------------------- ----------------------------------
                                                            PER-SHARE                          PER-SHARE
                                         LOSS      SHARES     AMOUNT        LOSS      SHARES     AMOUNT
                                    ------------- -------- ----------- ------------- -------- -----------
                                                               (IN THOUSANDS)
Net loss ..........................   $ (16,601)                         $ (19,330)
Less: Preferred dividends .........         (27)                            (2,400)
                                      ---------                          ---------
Basic net loss per share ..........   $ (16,628)   5,238   $(3.17)       $ (21,730)   5,245   $(4.14)
                                      =========    =====   ======        =========    =====   ======
                                           YEAR ENDED JUNE 30,
                                    ---------------------------------
                                                  1997
                                    ---------------------------------
                                                            PER-SHARE
                                         LOSS      SHARES    AMOUNT
                                    ------------- -------- ----------
                                             (IN THOUSANDS)
Net loss ..........................   $ (11,464)
Less: Preferred dividends .........      (2,400)
                                      ---------
Basic net loss per share ..........   $ (13,864)   5,425   $(2.56)
                                      =========    =====   ======

                                                              NINE MONTHS ENDED MARCH 31,
                                      ----------------------------------------------------------------------------
                                                      1997                                    1998
                                      -------------------------------------   ------------------------------------
                                                                 PER-SHARE                               PER-SHARE
                                          LOSS        SHARES       AMOUNT         LOSS        SHARES      AMOUNT
                                      ------------   --------   -----------   ------------   --------   ----------
                                                                     (IN THOUSANDS)
Net loss ..........................     $ (7,861)                               $ (3,624)
Less: Preferred dividends .........       (1,800)                                 (1,800)
                                        --------                                --------
Basic net loss per share ..........     $ (9,661)     5,345     $(1.81)         $ (5,424)     5,677     $(0.96)
                                        ========      =====     ======          ========      =====     ======

9. REDEEMABLE CUMULATIVE PREFERRED STOCK

As of June 30, 1996 and 1997 and March 31, 1998, the Company had outstanding 239,956 shares of preferred stock. The preferred stock is subject to mandatory redemption in two equal installments on May 31, 2001 and 2002; however, the Company may redeem the preferred stock in whole at any time or in part from time to time at its option. The Company would also be required to redeem the preferred stock should it consummate a public offering of its common stock pursuant to which the Company receives aggregate net proceeds of at least $15,000,000. (See Note 13).

The redemption price, as well as liquidation value, of the preferred stock is $100 per share plus any accrued but unpaid dividends. Dividends on this preferred stock, which are cumulative, are payable, if declared, at $10 per share per annum. No dividends have been declared or paid. At March 31, 1998, cumulative undeclared and unpaid dividends on this preferred stock totaled $6,627,000.

10. SPIN-OFF TRANSACTIONS

a. Spin-Off Expenses -- As a result of the Spin-off (Note 1), the Company recorded a charge amounting to $2,864,000. Such charge represented amounts to be paid to former stockholders of MEDE (who remained as executives of MEDE) pursuant to contractual agreements which required such payments to be made upon a change in control. The net present value of remaining payments totaled $1,420,000 and $1,005,000 as of June 30, 1996 and 1997, respectively, of which $500,000 and $1,005,000 were included in accrued reorganization costs as of June 30, 1996 and 1997, respectively, and $920,000 was included in other long-term liabilities as of June 30, 1996.

b. Capital Contribution of Intercompany Debt to CES -- On March 9, 1995, the date of the Spin-off, Wellmark and MPC owed CES $2,247,000 and $492,000, respectively. Such balances were forgiven concurrent with the Spin-off. In addition, the Company assumed approximately $269,000 of liabilities relating to CES employees. The net amount was recorded as a contribution of capital to the Company at the Spin-off date.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES

a. Leases -- The Company leases certain  offices and equipment  under  operating
   leases.  The  minimum   noncancelable  lease  payments  are  as  follows  (in
   thousands):

YEAR ENDING JUNE 30,
-------------------
         1998 (three months from April 1, 1998 to June 30, 1998).    $  225
         1999 ...................................................       909
         2000 ...................................................       914
         2001 ...................................................       809
         2002 ...................................................       571
         Thereafter .............................................       381
                                                                     ------
         Total minimum lease payments ...........................    $3,809
                                                                     ======

   Rent expense for the years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998 was $951,000, $853,000, $1,093,000,
   $800,000 and $837,000, respectively.

b. Litigation -- The Company is engaged in various litigation in the ordinary course of business. Management, based upon the advice of legal counsel, is of the opinion that the amounts which may be awarded or assessed in connection with these matters, if any, will not have a material effect on the consolidated financial position or results of operations.

c. Employment Contracts -- The Company has employment contracts with certain of its employees with annual enumeration ranging from $95,000 to $110,000. Future minimum payments under these contracts are as follows (in thousands):

YEAR ENDING JUNE 30,
--------------------
         1998 (three months from April 1, 1998 to June 30, 1998).    $ 51
         1999 ...................................................     205
         2000 ...................................................      80
                                                                     ----
                                                                     $336
                                                                     ====

d. Defined Contribution Plans -- The Company maintained four defined contribution plans (the "Plans") for all eligible employees, as defined by the Plans until April 1, 1996. On April 1, 1996, the Company combined the Plans into one defined contribution plan (the "New Plan"). The Company previously made matching contributions at various percentages to three of the Plans in accordance with the respective Plan documents and currently makes matching contributions to the New Plan in an amount equal to fifty percent of the employee salary deductions to a maximum of four percent of the employees salary in accordance with the New Plan document. The Company incurred
   $130,000,   $197,000,   $227,000,   $169,000   and   $148,000   for  employer
   contributions to the Plans/New Plan for the years ended June 30, 1995, 1996, and 1997 and the nine months ended March 31, 1997 and 1998, respectively.

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

e. Service Agreements -- The Company has entered into service agreements with telecommunications providers which require the Company to utilize certain minimum monthly amounts of the services of such providers. These agreements expire through November 2001. The Company was in compliance with the terms of these agreements as of March 31, 1998. The minimum monthly amounts under these agreements are as follows (in thousands):

YEAR ENDING JUNE 30,
--------------------
         1998 (three months from April 1, 1998 to June 30, 1998).    $   477
         1999 ...................................................      1,795
         2000 ...................................................      1,497
         2001 ...................................................      1,429
         2002 ...................................................        543
                                                                     -------
         Total ..................................................    $ 5,741
                                                                     =======

12. OTHER INCOME

In February 1997, the Company exercised 26,712 options to purchase common shares of First Data Corporation and subsequently sold the common shares resulting in a pre-tax gain of $885,000. Such options were issued to former employees of the Company prior to the Spin-off but reverted to the Company upon the termination of these employees.

13. SUBSEQUENT EVENTS

a. Proposed Public Offering -- In 1998, the Company determined to work towards an IPO of the Company's common stock on a firm commitment basis. The proposed IPO contemplates that a total of 3,600,000 shares of common stock will be offered at a price between $13.00 and $15.00 per share. The net proceeds of the IPO will be used to retire all outstanding balances under its Senior Subordinated Note and its Credit Facility plus any related accrued interest (Note 6) and for other general corporate purposes including working capital.

b. Reverse Stock Split and Increase in Authorized Common Stock and Preferred Stock -- In conjunction with the proposed IPO, the Company intends to authorize a reverse stock split of all issued and outstanding common shares at the rate of 1 for 4.5823, which will decrease the number of issued and outstanding shares as of March 31, 1998 from approximately 26,025,000 to approximately 5,680,000. This intended stock split has been retroactively reflected in the accompanying financial statements for all periods presented. The Company also intends to increase the number of shares of authorized common stock to 30,000,000 and the number of shares of authorized preferred stock to 5,000,000.

c. Recapitalization -- In conjunction with the proposed IPO, the Company contemplates a recapitalization of its capital stock (the "Recapitalization"). The Recapitalization involves the conversion of all outstanding preferred stock into common stock (based upon liquidation value as defined in Note 9) and the exercise of all outstanding warrants (Note 6). However, cash realized by the Company upon any exercise of the underwriters' overallotment option would be applied to the payment of accrued dividends in lieu of having such dividends convert into common stock. To effect the conversion of preferred stock, the Company must first amend the preferred stock agreement to allow convertibility. The preferred stock conversion will be effected based upon the IPO price per share. Assuming an IPO price of $14.00 per share and no exercise of the underwriters' overallotment, the preferred stock will be converted into approximately 2,187,000 shares of common stock. The warrants will be converted, in a cashless exercise, into approximately 66,000 shares of common stock.

d. Stock Purchase Plan -- In anticipation of the proposed IPO, the Board has approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"). Employees of the Company, including direc-

                    MEDE AMERICA CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )

     tors of the Company who are employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of common stock. The purchase price of such shares is the lower of 85 percent of the fair market value of the common stock on the day the offering commences and 85 percent of the fair market value of the common stock on the date the offering terminates. The first offering period under the Purchase Plan will not commence until the completion of the IPO.


e. New Stock Option and Restricted Stock Purchase Plan -- In anticipation of the proposed IPO, the Board has approved the 1998 Stock Option and Restricted Stock Purchase Plan (the "New Stock Plan"). The New Stock Plan permits the granting of any or all of the following types of awards: incentive stock options; nonqualified stock options; restricted stock; or other stock-based awards, to officers, employees, directors, consultants and advisors of the Company. To date, no options have been granted under the New Stock Plan, however, the Board determined to grant options to purchase an aggregate 400,000 shares of common stock pursuant to the New Stock Plan to certain employees of the Company (including certain executive officers) contingent upon consummation of the IPO. Such options, which include both incentive and non-qualified stock options, will have an exercise price equal to the price to the public in the IPO and generally will vest ratably over four years from the date of grant except that the initial installment of options to be granted to certain executive officers will vest immediately upon consummation of the IPO.


f. Revolving Line of Credit -- During July 1998, the Company received a letter from the lender under the Credit Facility committing to provide an amended credit facility with total available credit of $15.0 million. This facility would be comprised of a $7.5 million term loan to be used for acquisitions and a $7.5 million revolving credit loan to be used for working capital purposes, each with a maximum term of two years from October 31, 1998. Interest for the term and revolver loans is computed at .25% above the bank's base rate, or 1.25% above a Eurodollar based rate. Such borrowing rates are at the option of the Company for any particular period during which borrowings exist.


g. Transaction Processing Agreement -- On July 17, 1998, the Company entered into a Transaction Processing Agreement (the "Processing Agreement") with Medic Computer Systems, Inc. ("Medic"), a subsidiary of Misys plc that develops and licenses software for healthcare providers, principally physicians, MSOs and PPMs. Under the Processing Agreement, the Company will undertake certain software development obligations, and on July 1, 1999 it will be the exclusive processor (subject to certain exceptions) for Medic's subscribers for medical reimbursement claims submitted to payors with whom MedE has or establishes connectivity. Under the Processing Agreement, the Company will be entitled to certain revenues to be paid by payors as well as certain fees to be paid by Medic. The Processing Agreement sets forth detailed performance criteria and development and implementation timetables. The Processing Agreement is for a fixed term of five years, with annual renewals thereafter.

     Contemporaneously, to ensure a close working relationship between the parties, on July 17, 1998 the Company granted to Medic a warrant (the "Medic Warrant") to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance. The Medic Warrant contains customary weighted average antidilution provisions. The Company and the principal stockholders associated with WCAS and WBCP have agreed that following the completion of the Offering and until the earlier of the termination of the Processing Agreement or the disposition by Medic and its affilates of at least 25% of the shares of Common Stock issuable under the Medic Warrant, Medic shall have the right to designate one director to the Company's Board of Directors. Medic has not yet named a designee.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of The Stockton Group, Inc.:

We have audited the accompanying statement of income of The Stockton Group, Inc. (the "Company") for the year ended June 30, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of income presentation. We believe that our audit of the statement of income provides a reasonable basis for our opinion.

In our opinion, such statement of income presents fairly, in all material respects, the results of operations of the Company for the year ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Charlotte, North Carolina
October 7, 1997

                           THE STOCKTON GROUP, INC.
                              STATEMENTS OF INCOME
                 YEAR ENDED JUNE 30, 1997 AND THE THREE MONTHS
                     ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                      YEAR ENDED      THREE MONTHS ENDED
                                                    JUNE 30, 1997     SEPTEMBER 30, 1997
                                                   ---------------   -------------------
                                                                         (UNAUDITED)
REVENUES .......................................    $  3,801,953         $1,056,748
OPERATING EXPENSES:
 Operations ....................................        (563,295)          (137,495)
 Sales, marketing, and client services .........        (899,366)          (203,133)
 Research and development ......................        (103,153)           (24,405)
 General and administrative ....................        (159,517)           (72,425)
 Non-cash stock compensation (Note 4) ..........      (1,280,000)                --
 Depreciation and amortization .................        (109,336)           (37,411)
                                                    ------------         ----------
   Total operating expenses ....................      (3,114,667)          (474,869)
                                                    ------------         ----------
INCOME FROM OPERATIONS .........................         687,286            581,879
INTEREST EXPENSE ...............................        (111,260)           (22,574)
OTHER INCOME ...................................          11,229              8,020
                                                    ------------         ----------
NET INCOME (Note 1) ............................    $    587,255         $  567,325
                                                    ============         ==========

                       See notes to financial statement.

                            THE STOCKTON GROUP, INC.
                          NOTES TO FINANCIAL STATEMENT
               YEAR ENDED JUNE 30, 1997 AND THE THREE MONTHS ENDED
                         SEPTEMBER 30, 1997 (UNAUDITED)

              (INFORMATION AS IT RELATES TO THE THREE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Description of Business -- The Stockton Group, Inc. (the "Company"), was incorporated as an S Corporation in the State of South Carolina in July 1993. The Company provides computer-based prescription drug claims processing to Pharmaceutical Benefit Managers ("PBMs"), Health Maintenance Organizations ("HMOs"), Preferred Provider Organizations ("PPOs"), insurance companies, Third-Party Administrators ("TPAs"), self-insured employers, and Taft-Hartley Funds. The Company's services range from claims processing to full-service program management, including eligibility verification, drug coverages and exclusions, concurrent utilization review, drug pricing verification, supply limitations and other applicable plan design requirements. The Company supports a network of over 40,000 pharmacies nationwide.

In addition to claims processing fees, the Company receives rebate revenue from drug manufacturers for prescription drug transactions that are processed through the Company's system.

Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Customers -- For the year ended June 30, 1997, three customers accounted for approximately 15%, 12% and 10%, respectively, of total revenues.

Revenue Recognition -- Revenue from prescription drug claims processing services and rebates from drug manufacturers are recognized when the services are delivered.

Property and Equipment -- Property and equipment is depreciated using the double-declining balance method over the estimated useful lives of the related assets. Assets under capital leases are depreciated using the straight-line method over the lease term.

Income Taxes -- The Company has elected to be taxed as an S Corporation, and as such its income is included in the current taxable income of its stockholder. Accordingly, no provision has been made in the accompanying financial statements for federal or state income taxes.

Unaudited Interim Financial Statement -- In the opinion of management, the unaudited statement of income for the three months ended September 30, 1997 is presented on a basis consistent with the audited statement of income and reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for the three months ended September 30, 1997 is not necessarily indicative of the results to be expected for the entire year.

2. NOTE PAYABLE TO STOCKHOLDER

The Company had a note payable to stockholder with an outstanding principal balance of $359,621 at June 30, 1997. The note bore interest at a rate of prime plus .25% (8.75% at June 30, 1997).

3. LEASE COMMITMENTS

The Company leased certain equipment under operating leases expiring at various dates through April 2000. Rent expense for the year ended June 30, 1997 was approximately $12,000.

                            THE STOCKTON GROUP, INC.
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)

In addition, the Company leased its office facility and certain computer and office equipment under capital lease arrangements with interest rates ranging from 14.5% to 25%, expiring through July 2011. The lease arrangement for the office facility was with a corporation in which the Company's sole stockholder holds an ownership interest.

4. STOCK-BASED COMPENSATION ARRANGEMENTS

During 1994, the Company granted a key employee the right to acquire common stock equivalent to a 25% equity ownership in the Company at no cost. The shares have not yet been issued. At the date of the grant, the Company recorded compensation cost equal to the fair market value of shares to be awarded to the executive.

During 1997, the Company entered into an employment agreement with another new key executive. Among other things, the agreement granted the executive the right to acquire a 10% equity ownership in the Company at a nominal cost ($1.00) or, if the Company is sold within one year, to receive 10% of the sales proceeds as defined. Accordingly, the Company has recorded compensation cost in 1997, equal to the estimated cash settlement to be paid to the executive based upon the anticipated proceeds from the sale of the Company. (See Note 5).

5. SUBSEQUENT EVENT

In November 1997, the Company sold certain computer equipment, intangible assets and the operations of the Company to MEDE America Corporation. All other assets and liabilities remained with the Company. The purchase price was $10,400,000 in cash. In addition, the purchase agreement requires additional consideration of up to $2,600,000 (plus interest at an annual rate of 7.25%) to be paid if Stockton's revenue during the 12-month period ended September 30, 1998 is at least $5,000,000.

                                    ******

====================================== ======================================
     NO DEALER,  SALESPERSON  OR OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION    OR    TO    MAKE    ANY
REPRESENTATIONS   CONTAINED   IN  THIS
PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION  OR  REPRESENTATIONS   NOT
CONTAINED  HEREIN  MUST NOT BE  RELIED
UPON AS HAVING BEEN  AUTHORIZED BY THE
COMPANY, ANY OF THE UNDERWRITERS OR BY            3,600,000 SHARES
ANY OTHER PERSON. THIS PROSPECTUS DOES
NOT  CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION  OF AN OFFER TO BUY,  ANY
SECURITIES  OTHER  THAN THE  SHARES OF
COMMON STOCK OFFERED HEREBY,  NOR DOES
IT  CONSTITUTE  AN  OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY OF                 [LOGO]
THE SECURITIES  OFFERED HEREBY, TO ANY
PERSON IN ANY JURISDICTION IN WHICH IT
IS  UNLAWFUL  TO MAKE SUCH AN OFFER OR
SOLICITATION  TO SUCH PERSON.  NEITHER
THE  DELIVERY OF THIS  PROSPECTUS  NOR
ANY SALE MADE HEREUNDER  SHALL,  UNDER
ANY    CIRCUMSTANCES     CREATE    ANY
IMPLICATION   THAT   THE   INFORMATION
CONTAINED  HEREIN IS CORRECT AS OF ANY              MEDE AMERICA
DATE SUBSEQUENT TO THE DATE HEREOF.                  CORPORATION

   ---------------------------------
           TABLE OF CONTENTS


                                  PAGE
                                  ----
Prospectus Summary ..............   3               COMMON STOCK
Risk Factors ....................  10
Use Of Proceeds .................  19
Dividend Policy .................  19
Capitalization ..................  20
Dilution ........................  21
Unaudited Pro Forma Consolidated
   Financial Information ........  22        --------------------------
Selected Financial Data .........  29
Management's    Discussion   And                     PROSPECTUS
   Analysis     Of     Financial
   Condition   And   Results  Of             --------------------------
   Operations ...................  31
Business ........................  42
Management ......................  53
Certain Transactions ............  59
Principal Stockholders ..........  60
Description Of Capital Stock ....  62
Shares Eligible For Future Sale .  64
Underwriting ....................  66
Legal Matters ...................  67
Experts .........................  67
Additional Information ..........  68           SALOMON SMITH BARNEY
Index To Financial Statements ... F-1


  ----------------------------------           WILLIAM BLAIR & COMPANY

     UNTIL _____ , 1998 (25 DAYS AFTER
THE  DATE  OF  THIS   PROSPECTUS)  ALL      VOLPE BROWN WHELAN & COMPANY
DEALERS EFFECTING  TRANSACTIONS IN THE
COMMON    STOCK,    WHETHER   OR   NOT
PARTICIPATING  IN  THIS  DISTRIBUTION,
MAY   BE   REQUIRED   TO   DELIVER   A
PROSPECTUS.  THIS DELIVERY REQUIREMENT
IS IN  ADDITION TO THE  OBLIGATION  OF
DEALERS TO DELIVER A  PROSPECTUS  WHEN               JULY  , 1998
ACTING   AS   UNDERWRITERS   AND  WITH
RESPECT TO THEIR UNSOLD  ALLOTMENTS OR
SUBSCRIPTIONS.


====================================== ======================================

                                    PART II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Registrant's expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee and the National Association of Securities Dealers, Inc. ("NASD") Filing Fee, the amounts listed below are estimates:

       SEC Registration Fee .........................    $ 18,320
       NASD Filing Fee ..............................       6,710
       Nasdaq Listing Fees ..........................           *
       Legal Fees and Expenses ......................           *
       Blue Sky Fees and Expenses ...................      10,000
       Accounting Fees and Expenses .................           *
       Printing and Engraving .......................           *
       Transfer Agent and Register Fees and Expenses.           *
       Miscellaneous ................................    $   *
                                                        ---------
       Total ........................................    $950,000
                                                        =========

----------
* To be filed by Amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and By-laws provide that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Restated Certificate and By-laws provide that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Restated Certificate and Restated Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, the Restated Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company expects to obtain primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

     Additionally,  reference  is made to the  Underwriting  Agreement  filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Corporation has sold the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock

     On June 27, 1995, in connection with the acquisition by the Registrant of MEDE Ohio and a related offering, the Registrant issued an aggregate 239,956 shares of Preferred Stock and 13,999,538 shares of Common Stock to the stockholders of the parent company of MEDE Ohio and stockholders of the Registrant.

     On December 18, 1995, in connection with their agreement to guarantee the Registrant's obligations under a credit agreement between the Registrant and Bank of America Illinois (the "Credit Facility"), the Registrant issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 240,720 shares of Common Stock at an exercise price of $1.00 per share.

     On July 18, 1996, the Company issued 500 shares of Common Stock to Sharon Hallberg, an employee of the Company, as a performance bonus.

     On January 10, 1997, in connection with their agreement to guarantee additional obligations of the Registrant under and amendment to the Credit Facility, the Company issued to WCAS V, WCAS VI, Blair V and Blair LCF warrants to purchase an aggregate 84,000 shares, of Common Stock at an exercise price of $1.25 per share.

     On February 14, 1997, the Company issued to WCAS CP II, for a purchase price of $25 million, (i) a 10% Senior Subordinated Note due February 14, 2002 in the aggregate principal amount of $25,000,000 and (ii) 1,700,000 shares of Common Stock.

     On September 9, 1997, the Company issued 500 shares of Common Stock to Ed Feltner, an employee of the Company, as a performance bonus.

     On October 31, 1997, in connection with their agreement to guarantee additional obligations of the Registrant under the amended Credit Agreement, the Company issued to WCAS VI and Blair V warrants to purchase an aggregate 156,720 shares, of Common Stock at an exercise price of $1.25 per share.


     On July 17, 1998, the Company granted to Medic the Medic Warrant to acquire 1,250,000 shares of the Company's Common Stock, at a per share exercise price equal to the price of the Common Stock to the public in the Offering. The Medic Warrant vests over a two year period and may be exercised up to five years after issuance.

(b) Certain Grants and Exercises of Stock Options

     The MEDE America Corporation and its Subsidiaries Stock Option and Restricted Stock Purchase Plan was adopted by the Registrant's Board of Directors on March 22, 1995. As of May 29, 1998, options to purchase up to an aggregate 3,349,000 shares of Common Stock, had been granted to employees of the

Registrant and its subsidiaries thereunder, of which options to purchase up to an aggregate 2,389,600 shares of Common Stock, at a weighted average exercise price of $1.09 per share, were outstanding as of such date. The Company has issued an aggregate 350,400 shares of Common Stock upon the exercise of such options.

     The securities  issued in the foregoing  transactions in paragraphs (a) and
(b) above were offered and sold in reliance upon exemptions from Securities Act registration set forth in Section 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving a public offering. No underwriters were involved in the foregoing sales of securities.

     The sale and issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits



 EXHIBIT
  NUMBER                     DESCRIPTION
  ------                     -----------
  1.1+ --   Form of Underwriting Agreement.

  2.1+ --   Asset Purchase Agreement among MEDE AMERICA Corporation,  General
            Computer Corporation, Time-Share Computer Systems, et al, dated as of February 3, 1997.

  2.2+ --   Asset Purchase Agreement among MEDE AMERICA Corporation,  General
            Computer Corporation, The Stockton Group, et al, dated as of October
            20, 1997.

  3.1+ --   Certificate of Incorporation of the Registrant as amended.

  3.2+ --   Form  of  Registrant's   Amended  and  Restated  Certificate  of
            Incorporation.

  3.3+ --   Amended Bylaws of the Registrant.

  3.4+ --   Agreement and Plan of Merger,  dated as of May 17, 1995,  between
            MEDE AMERICA Corporation and GENCC Holdings Corporation.

  4.1* --   Specimen certificate for shares of Common Stock.

  4.2+ --   Note  and  Share   Purchase   Agreement   between  MEDE  AMERICA
            Corporation and WCAS Capital Partners II, L.P., dated as of February
            14, 1997.

  4.3+ --   Warrant Agreement dated as of October 31, 1997 among MEDE AMERICA
            Corporation,  Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson
            Anderson & Stowe VI,  L.P.,  William  Blair  Leveraged  Capital Fund
            Limited Partnership and William Blair Capital Part- ners V, L.P., and Warrants issued thereunder.

  4.4+ --   Warrant Agreement dated as of January 10, 1997 among MEDE AMERICA
            Corporation,  Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson
            Anderson & Stowe VI,  L.P.,  William  Blair  Leveraged  Capital Fund
            Limited Partnership and William Blair Capital Part- ners V, L.P., and Warrants issued thereunder.

  4.5+ --   Warrant  Agreement  dated as of  December  18,  1995  among MEDE
            AMERICA  Corpora-  tion,  Welsh,  Carson,  Anderson & Stowe V, L.P.,
            Welsh,  Carson  Anderson & Stowe VI, L.P.,  William Blair  Leveraged
            Capital Fund Limited  Partnership and William Blair Capital Partners
            V, L.P., and Warrants issued thereunder.

  4.6 -- Registration Rights Agreement, dated as of February 14, 1997 between MEDE AMERICA Corporation and WCAS Capital Partners II, L.P.

  4.7 --    Warrant,  dated  as of July 17,  1998,  issued  by MEDE  AMERICA
            Corporation to Medic Computer Systems, Inc.

  4.8 --    Registration Rights Agreement,  dated as of July 17, 1998 between
            MEDE AMERICA Cor- poration and Medic Computer Systems, Inc.

  EXHIBIT
   NUMBER                    DESCRIPTION
   ------                    -----------
  4.9  --   Stockholders  Agreement,  dated as of July 17,  1998 among Medic
            Computer  Systems,  Inc., Welsh,  Carson,  Anderson & Stowe V, L.P.,
            Welsh,  Carson,  Anderson & Stowe VI, L.P.,  William  Blair  Capital
            Partners V, L.P., WCAS Capital  Partners II, L.P., and William Blair
            Leveraged Capital Fund Limited Partnership.

  4.10 --   Investment  Agreement,  dated as of July 17, 1998  between  MEDE
            AMERICA Corporation and Medic Computer Systems, Inc.

  5.1* -- Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol, with respect to the legality of securities being registered.

 10.1+ --   MEDE AMERICA  Corporation and Its  Subsidiaries  Stock Option and
            Restricted Stock Purchase Plan as amended.

 10.2+ --   Credit  Agreement  between MEDE AMERICA  Corporation  and Bank of
            America Illinois dated as of December 18, 1995 as amended, with accompanying guarantees.

 10.3+ --   Form  of   Indemnification   Agreement   between   MEDE  AMERICA
            Corporation and Directors thereof.

 10.4  --   Agreement  of Lease dated as of October 15,  1991  between  HMCC
            Associates and MedE America, Inc.

 10.5+ --   Lease  Agreement  dated as of July 10, 1995 as amended January 3,
            1997 between T&J Enter- prises, LLC and Electronic Claims & Funding,
            Inc.

 10.6+ --   Commitment  Letter  dated  July 15,  1998 from  Bank of  America
            National Trust & Savings Association to MEDE AMERICA Corporation, regarding amendment to Credit Facility.

 10.7+ --   Form of  Non-Competition,  Non-Solicitation  and  Confidentiality
            Agreement between MEDE AMERICA Corporation and Employees.

 10.8+ -- MEDE AMERICA Corporation and Its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan.

 10.9**--   Transaction  Processing  Agreement,  dated as of July  17,  1998 between MEDE AMERICA Cor- poration and Medic Computer Systems, Inc.

 10.10 --   MEDE AMERICA Corporation 1998 Employee Stock Purchase Plan.

 21.1+ --   Subsidiaries of the Company.

 23.1  --   Consent of Deloitte & Touche LLP, independent accountants.

 23.2  --   Consent of Deloitte & Touche LLP, independent accountants.

 23.3* --   Consent  of Reboul,  MacMurray,  Hewitt,  Maynard & Kristol  (see
            Exhibit 5.1).

 24.1+ --   Power of Attorney.

 27.1+ --   Financial Data Schedule.


----------


 * To be filed by amendment.
** Confidential treatment requested.

 + Previously filed.


(b) Financial Statement Schedules
Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 14-Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, on July 22, 1998.



                                              MEDE AMERICA CORPORATION

                                              By: THOMAS P. STAUDT
                                                 ------------------------------
                                                 Thomas P. Staudt
                                                 President and
                                                 Chief Executive Officer

     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

         SIGNATURES                            TITLE                         DATE
         ----------                            -----                         ----

      THOMAS P. STAUDT        President and Chief Executive             July 22, 1998
-------------------------     Officer (Principal executive officer);
      Thomas P. Staudt        Director


      THOMAS P. STAUDT        Chief Financial Officer (Principal        July 22, 1998
-------------------------     financial and accounting officer)
    Richard P. Bankosky


      THOMAS P. STAUDT        Director                                  July 22, 1998
-------------------------
     Thomas E. McInerney


     THOMAS P. STAUDT         Director                                  July 22, 1998
-------------------------
   Anthony J. de Nicola


     THOMAS P. STAUDT         Director                                  July 22, 1998
-------------------------
    Timothy M. Murray



                                                                    SCHEDULE II

                   MEDE AMERICA CORPORATION AND SUBSIDIARIES
               SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

             COLUMN A                  COLUMN B              COLUMN C                 COLUMN D         COLUMN E
  --------------------------------     --------     --------------------------        --------         --------
                                                             ADDITIONS
                                                    --------------------------
                                                                    CHARGED TO
                                      BALANCE AT     CHARGED TO       OTHER                           BALANCE AT
                                       BEGINNING      COST AND      ACCOUNTS-        DEDUCTIONS         END OF
           DESCRIPTIONS                OF PERIOD      EXPENSES       DESCRIBE        -DESCRIBE          PERIOD
----------------------------------   ------------   ------------   -----------   -----------------   -----------
                                                                   (IN THOUSANDS)
Year ended June 30, 1995 -
 Allowance for bad debts .........      $  868          $518           $--           $    -- (1)        $1,386
                                        ======          ====           ===           ==                 ======
Year ended June 30, 1996 -

 Allowance for bad debts .........      $1,386          $406           $--           $    392 (1)       $1,400
                                        ======          ====           ===           ========           ======
Year ended June 30, 1997 -

 Allowance for bad debts .........      $1,400          $316           $--           $    -- (1)        $1,716
                                        ======          ====           ===           ========           ======
Nine months ended
 March 31, 1998 -

 Allowance for bad debts .........      $1,716          $265           $             $  1,023 (1)       $  958
                                        ======          ====           ===           ========           ======

----------
(1)  Amounts written off.

                                 EXHIBIT INDEX
  EXHIBIT
   NUMBER                    DESCRIPTION
   ------                    -----------

  1.1+ --   Form of Underwriting Agreement.

  2.1+ -- Asset Purchase Agreement among MEDE AMERICA Corporation, General Computer Corporation, Time-Share Computer Systems, et al, dated as of February 3, 1997.

  2.2+ -- Asset Purchase Agreement among MEDE AMERICA Corporation, General Computer Corporation, The Stockton Group, et al, dated as of October 20, 1997.

  3.1+ --   Certificate of Incorporation of the Registrant as amended.

  3.2+ --   Form  of  Registrant's   Amended  and  Restated  Certificate  of
            Incorporation.

  3.3+ --   Amended Bylaws of the Registrant.

  3.4+ -- Agreement and Plan of Merger, dated as of May 17, 1995, between MEDE AMERICA Corporation and GENCC Holdings Corporation.

  4.1* --   Specimen certificate for shares of Common Stock.

  4.2+ --   Note  and  Share   Purchase   Agreement   between  MEDE  AMERICA
            Corporation and WCAS Capital Partners II, L.P., dated as of February 14, 1997.

  4.3+ -- Warrant Agreement dated as of October 31, 1997 among MEDE AMERICA Corporation, Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson Anderson & Stowe VI, L.P., William Blair Leveraged Capital Fund Limited Partnership and William Blair Capital Part- ners V, L.P., and Warrants issued thereunder.

  4.4+ -- Warrant Agreement dated as of January 10, 1997 among MEDE AMERICA Corporation, Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson Anderson & Stowe VI, L.P., William Blair Leveraged Capital Fund Limited Partnership and William Blair Capital Part- ners V, L.P., and Warrants issued thereunder.

  4.5+ --   Warrant  Agreement  dated as of  December  18,  1995  among MEDE
            AMERICA Corpora- tion, Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson Anderson & Stowe VI, L.P., William Blair Leveraged Capital Fund Limited Partnership and William Blair Capital Partners V, L.P., and Warrants issued thereunder.

  4.6 -- Registration Rights Agreement, dated as of February 14, 1997 between MEDE AMERICA Corporation and WCAS Capital Partners II, L.P.

  4.7 -- Warrant, dated as of July 17, 1998, issued by MEDE AMERICA Corporation to Medic Computer Systems, Inc.

  4.8 -- Registration Rights Agreement, dated as of July 17, 1998 between MEDE AMERICA Cor- poration and Medic Computer Systems, Inc.

  4.9 -- Stockholders Agreement, dated as of July 17, 1998 among Medic Computer Systems, Inc., Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson, Anderson & Stowe VI, L.P., William Blair Capital Partners V, L.P., WCAS Capital Partners II, L.P., and William Blair Leveraged Capital Fund Limited Partnership.

  4.10 -- Investment Agreement, dated as of July 17, 1998 between MEDE AMERICA Corporation and Medic Computer Systems, Inc.

  5.1* -- Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol, with respect to the legality of securities being registered.

 10.1+ -- MEDE AMERICA Corporation and Its Subsidiaries Stock Option and Restricted Stock Purchase Plan as amended.

 10.2+ --   Credit  Agreement  between MEDE AMERICA  Corporation  and Bank of
            America Illinois dated as of December 18, 1995 as amended, with accompanying guarantees.

 10.3+ --   Form  of   Indemnification   Agreement   between   MEDE  AMERICA
            Corporation and Directors thereof.

 10.4  --   Agreement  of Lease dated as of October 15,  1991  between  HMCC
            Associates and MedE America, Inc.

 10.5+ -- Lease Agreement dated as of July 10, 1995 as amended January 3, 1997 between T&J Enter- prises, LLC and Electronic Claims & Funding, Inc.

 10.6+ -- Commitment Letter dated July 15, 1998 from Bank of America National Trust & Savings Association to MEDE AMERICA Corporation, regarding amendment to Credit Facility.

 10.7+ -- Form of Non-Competition, Non-Solicitation and Confidentiality Agreement between MEDE AMERICA Corporation and Employees.

 10.8+ -- MEDE AMERICA Corporation and Its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan.

 10.9**-- Transaction Processing Agreement, dated as of July 17, 1998 between MEDE AMERICA Cor- poration and Medic Computer Systems, Inc.

 10.10 --   MEDE AMERICA Ciroiratuib 1998 Employee Stock Purchase Plan.

 21.1+ --   Subsidiaries of the Company.

 23.1  --   Consent of Deloitte & Touche LLP, independent accountants.

 23.2  --   Consent of Deloitte & Touche LLP, independent accountants.

 23.3* --   Consent  of Reboul,  MacMurray,  Hewitt,  Maynard & Kristol  (see
            Exhibit 5.1).

 24.1+ --   Power of Attorney.

 27.1+ --   Financial Data Schedule.


----------

 * To be filed by amendment.
** Confidential treatment requested.

 + Previously filed.